UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2024
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
This Form 6-K is incorporated by reference into BBVA’s Registration Statement No. 333-266391 on Form F-3 and Registration Statements Nos. 333-240248, 333-228053, 333-217073, 333‑208728, 333‑199835, 333-191625, 333-185538 and 333-178186 on Form S-8 filed with the Securities and Exchange Commission (“SEC”).

CERTAIN TERMS AND CONVENTIONS
The terms below are used as follows throughout this report:
•“BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.
•“BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Consolidated Financial Statements” means our audited consolidated financial statements as of and for the years ended December 31, 2023, 2022 and 2021, presented in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2023, considering Bank of Spain Circular 4/2017, as well as its successive amendments, and any other legislation governing financial reporting which was applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission. The Consolidated Financial Statements are included in our 2023 Form 20-F.
•“Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.
•“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.
•“Unaudited Condensed Interim Consolidated Financial Statements” means our unaudited condensed interim consolidated financial statements as of and for the six months ended June 30, 2024 presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the European Union (“EU”) and included herewith.
•“2023 Form 20-F” means our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 1, 2024.
In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “estimate”, “forecast”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective”, and “future” or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, are not guarantees of future performance and are subject to inherent risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. The accompanying information in this report, including, without limitation, the information under the items listed below, identifies important factors that could cause such differences:
•“Item 4B. Business Overview”;
•“Item 4E. Selected Statistical Information”; and
•“Item 5. Operating and Financial Review and Prospects”.
Other important factors that could cause actual results to differ materially from those in forward-looking statements include the factors identified in “Item 3. Key Information—Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2023 Form 20-F.
Other important factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, among others:
•the deterioration of economic conditions or the alteration of the institutional environment of the countries in which we operate, especially Spain, Mexico and Turkey, including any adverse developments, or the perception that such developments may occur, regarding credit quality, public debt sustainability, economic or fiscal policy and sovereign ratings, particularly Spain’s, among other factors;
•the intensity of geopolitical and economic risks in recent years as a result of, among other factors, the tensions triggered by the armed conflict in the Middle East, the war between Ukraine and Russia, long-standing U.S.-China trade tensions, Brexit and the rise of populism in several regions of the world. Furthermore, there is the risk of a sharp growth slowdown in China, which could lead to an adverse GDP impact in many geographies;
•changes or volatility in interest rates, foreign exchange rates, asset prices, equity markets, commodity prices (including energy prices), inflation or deflation and, in particular, as of the date of this report on Form 6-K, the depreciation of the currencies of the non-euro geographical areas in which we operate, high inflation, stagflation due to more intense or prolonged supply crises, high interest rates in most of the geographical areas where we operate (which may impact default rates) and low real interest rates in Turkey (which may affect our margins);
•the increased turbulence in the banking sector since March 2023, in particular, following the liquidity and other problems experienced by certain banks in the United States and Switzerland, which have led to increased concerns over the volatility and quality of banks’ deposits and their exposure to rising interest rates, and have adversely affected the valuations of certain banks. BBVA has significant exposure to the global banking sector. In addition, certain actions by Swiss regulators in 2023 have led to increased uncertainty regarding the potential actions to be adopted by the relevant authorities in connection with a bank’s failure. Moreover, regulatory changes are expected in the EU and, particularly, in Spain, in connection with the ranking of claims upon a bank’s insolvency, providing a preference to claims of all depositors relative to ordinary unsecured claims, which may adversely affect the risk profile and cost of banks’ debt securities. Further, there could be changes to the deposit guarantee schemes in certain jurisdictions, which could lead to changes in customer behavior and how banks manage their deposits portfolio;
•adverse developments in emerging economies, in particular Latin America and Turkey, including unfavorable political and economic developments, social instability and changes in governmental policies, including expropriation, nationalization, exchange controls or other limitations on the distribution or repatriation of dividends, international ownership legislation, tax policies, interest rate caps, fee caps and other policies affecting the banking sector, including the “liraization” strategy in Turkey (which seeks to increase the weight of Turkish lira-denominated assets and liabilities of the banking system);
•in Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and the elections in Catalonia in May 2024 and there is a risk that policies could be adopted that have an adverse impact on the economy or our business;

•downgrades in our credit ratings or in sovereign credit ratings, particularly Spain’s credit ratings;
•the monetary, interest rate and other policies of central banks, and the trade, economic and other policies of governments, in the EU, Spain, Mexico, Turkey, the United States and elsewhere, including the impact of the still-prevailing high interest rates on the Group’s results of operations (including mark-to-market losses on securities portfolios, reduced demand for credit, increased funding costs and higher default rates) and the impact of any future interest rate reductions on inflation;
•adjustments in the real estate markets in the geographical areas in which we operate, in particular in Spain, Mexico and Turkey;
•the success of our acquisitions and investments, divestitures, mergers, joint ventures and strategic alliances;
•BBVA’s ability to complete the exchange offer for all of the shares of Banco de Sabadell, S.A. and, if applicable, integrate Banco de Sabadell, S.A. successfully, and any unanticipated losses in connection therewith;
•the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation affecting us or our competitors, and our ability to implement technological advances;
•our ability to comply with various legal and regulatory regimes and the impact of applicable laws and regulations on our operations, including capital, resolution, liquidity, provision and consumer protection requirements, and the increasing tax burden;
•changes in consumer spending and savings habits, including changes in government policies which may influence spending, saving and investment decisions;
•our ability to continue to access sources of liquidity and funding, including public sources of liquidity such as the funding provided by the European Central Bank (“ECB”) under its programs, and our ability to receive dividends and other funds from our subsidiaries;
•our ability to hedge certain risks economically;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance (“ESG”) standards, including our ability to meet any ESG expectations, targets or obligations and the cost thereof;
•our ability to make payments on certain substantial unfunded amounts relating to commitments with personnel;
•the performance of our international operations and our ability to manage such operations;
•weaknesses or failures in our Group’s internal or outsourced processes, systems (including information technology systems) and security;
•weaknesses or failures of our anti-money laundering or anti-terrorism programs, or of our internal policies, procedures, systems and other mitigating measures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations;
•security breaches, including cyber-attacks and identity theft;
•the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and any others which may arise in the future, including actions and proceedings related to former subsidiaries of the Group or in respect of which the Group may have indemnification obligations;
•actions that are incompatible with our ethics and compliance standards, and our failure to timely detect or remedy any such actions;
•uncertainty surrounding the integrity and continued existence of reference rates and the transition away from the Euro Interbank Offered Rate (EURIBOR), Euro OverNight Index Average (EONIA) and London Inter-bank Offered Rate (LIBOR) to new reference rates;
•our success in managing the risks involved in the foregoing, which depends, among other things, on the adequacy of our internal risk models and our ability to anticipate events that are not captured or fully accounted for in the models we use; and
•force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business, strategy or expectations, including as a result of the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION
Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with EU-IFRS. The Bank of Spain issued Circular 4/2017 of November 27, 2017 (“Circular 4/2017”), on Public and Confidential Financial Reporting Rules and Formats, which requires Spanish credit institutions to adapt their accounting system to the principles derived from the adoption of EU-IFRS.
There are no differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2017 and IFRS-IASB as of the dates and for the periods presented in the Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in accordance with International Accounting Standard 34 (IAS 34) as issued by the IASB and adopted by the EU.
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2023 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
The financial information as of December 31, 2023 and for the six months ended June 30, 2023 included herein and in the Unaudited Condensed Interim Consolidated Financial Statements may differ from previously reported financial information as of such date and for such period in previously filed reports as a result of certain intra-group adjustments referred to in the section “—Changes in Intra-Group Adjustments” herein.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.5 to the Unaudited Condensed Interim Consolidated Financial Statements.
Designation of Turkey as a Hyperinflationary Economy
Since the first half of 2022, the Turkish economy has been considered hyperinflationary, resulting in the Group having applied hyperinflation accounting in accordance with IAS 29 “Financial Reporting in Hyperinflationary Economies” in respect thereof with effect from January 1, 2022 with respect to the financial statements of the BBVA Group’s entities located in Turkey1. In addition, all the components of the financial statements of such entities (including income statement items) (in each case, for any period in which the Turkish economy was considered to be hyperinflationary) are converted at the relevant period-end exchange rate for inclusion in our consolidated financial statements, and the resulting conversion differences are recorded within “Accumulated other comprehensive income (loss)” as stated in IAS 21 “Effects of Changes in Foreign Exchange Rates”.
The net result derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the six months ended June 30, 2024 amounted to a loss of €1,008 million, of which €868 million was a loss attributable to owners of the parent. This impact included the loss on the net monetary position, which amounted to a gross amount of €894 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €704 million (recorded under “Other operating income”), given that, under IAS 29 “Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
The net result attributable to owners of the parent derived from the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” in Turkey for the six months ended June 30, 2023 amounted to a loss of €916 million. This impact included the loss on the net monetary position, which amounted to a gross amount of €726 million and was recorded in the line “Other operating expense” in the consolidated income statement, partially offset by the positive impact of the revaluation of certain bonds linked to inflation, for a gross amount of €489 million (recorded under “Other operating income”), given that, under IAS 29
1 IAS 29 does not apply to the operations outside Turkey of the Türkiye Garanti Bankası A.Ş. group of companies, and in particular to the financial statements of Garanti Bank S.A. in Romania and GarantiBank International N.V. in the Netherlands.

“Financial Reporting in Hyperinflationary Economies”, these types of bonds are considered protective assets.
See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” and IAS 21 “Effects of Changes in Foreign Exchange Rates” to hyperinflationary economies.
Changes in Intra-Group Adjustments
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2023 and for the six months ended June 30, 2023 comparable with the segment information as of and for the six months ended June 30, 2024, segment information as of December 31, 2023 and for the six months ended June 30, 2023 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements for information on our operating segments.
2024 Share Buyback Program
On March 1, 2024, after receiving the required authorization from the ECB, BBVA announced that it would implement a buyback program for the repurchase of own shares in accordance with the provisions of Regulation (EU) No. 596/2014 of the Parliament Commission and Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016 supplementing Regulation (EU) No 596/2014 of the European Parliament and of the Council with regard to regulatory technical standards for the conditions applicable to buyback programs and stabilization measures, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million.
On April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of April 9, 2024. The execution of the share buyback program was carried out externally by Citigroup Global Markets Europe AG.
On May 24, 2024, BBVA announced the partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, by reducing BBVA’s share capital by €36,580,908.35 and the consequent redemption of 74,654,915 shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares (see Notes 25 and 26 to the Unaudited Condensed Interim Consolidated Financial Statements).
Statistical and Financial Information
The following principles should be noted in reviewing the statistical and financial information contained herein:
•Average balances, when used, are based on the beginning and the month-end balances during each six-month period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.
•Unless otherwise stated, any reference to loans refers to both loans and advances.
•Financial information with respect to segments or subsidiaries may not reflect consolidation adjustments.
•Certain numerical information in this report on Form 6-K may not compute due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.
•Information has not been annualized except where explicitly stated.

Item 4B. Business Overview
The BBVA Group is a customer-centric global financial services group founded in 1857. Internationally diversified and with strengths in the traditional banking businesses of retail banking, asset management and wholesale banking, the Group is committed to offering a compelling digital proposition focused on customer experience.
For this purpose, the Group is focused on increasingly offering products online and through mobile channels, improving the functionality of its digital offerings and refining the customer experience, contributing to the delivery of its strategy in a sustainable and inclusive way. BBVA places sustainability at the core of its strategy. Sustainability is impacting the banking business, affecting not only relations with customers but also internal processes.
During the six months ended June 30, 2024, the number of digital and mobile phone customers and the volume of digital transactions continued to increase.
Operating Segments
As of June 30, 2024, the structure of the operating segments used by the BBVA Group for management purposes remained the same as in 2023.
Set forth below are the Group’s current five operating segments:
• Spain;
• Mexico;
• Turkey;
• South America; and
• Rest of Business.
In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs from central units that have a corporate function; management of structural exchange rate positions carried out by the Assets & Liabilities Management unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group’s stake in the venture capital fund Propel Venture Partners.
Following the publication of the Consolidated Financial Statements, certain immaterial balance sheet intra-group adjustments between the Corporate Center and the operating segments were reallocated to the corresponding operating segments. In addition, certain expenses related to global projects and activities were reallocated between the Corporate Center and the corresponding operating segments. In order to make the segment information as of December 31, 2023 and for the six months ended June 30, 2023 comparable with the segment information as of and for the six months ended June 30, 2024, segment information as of December 31, 2023 and for the six months ended June 30, 2023 has been revised in conformity with these intra-group reallocations. These intra-group adjustments had no impact at the consolidated level.
The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of June 30, 2024 and December 31, 2023 was as follows:

	As of June 30, 2024	As of December 31, 2023
	(In Millions of Euros)
Spain	421,032	457,573
Mexico	170,505	173,489
Turkey	75,456	68,329
South America	67,749	64,779
Rest of Business	61,564	64,274
Subtotal Assets by Operating Segment	796,306	828,445
Corporate Center and Adjustments (1)	(36,771)	(52,886)
Total Assets BBVA Group	759,534	775,558
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the six months ended June 30, 2024 and 2023. Such information is presented under management criteria; however, for the six months ended June 30, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the six months ended June 30, 2024 compared with the six months ended June 30, 2023”.

	Profit / (Loss) Attributable to Parent Company		% of Profit / (Loss) Attributable to Parent Company
	Six months ended June 30,
	2024	2023	2024	2023
	(In Millions of Euros)		(In Percentage)
Spain	1,790	1,212	32.3	24.6
Mexico	2,858	2,604	51.5	53.0
Turkey	351	524	6.3	10.7
South America	317	361	5.7	7.3
Rest of Business	235	216	4.2	4.4
Subtotal operating segments	5,551	4,917	100.0	100.0
Corporate Center	(557)	(1,039)
Profit attributable to parent company	4,994	3,878
The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the six months ended June 30, 2024 and 2023. Such information is presented under management criteria; however, for the six months ended June 30, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. For additional information on the income of each of BBVA’s operating segments and the Corporate Center, see “Operating and Financial Review and Prospects—Operating Results—Results of operations by operating segment for the six months ended June 30, 2024 compared with the six months ended June 30, 2023”.

	Operating Segments
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total
	(In Millions of Euros)
June 2024
Net interest income / (expense)	3,211	5,968	605	3,075	335	(201)	12,993
Gross income	4,626	7,910	1,892	2,639	678	(300)	17,446
Operating profit / (loss) before tax	2,603	3,938	914	625	306	(606)	7,780
Profit / (loss) attributable to parent company	1,790	2,858	351	317	235	(557)	4,994
June 2023
Net interest income / (expense)	2,544	5,264	980	2,503	260	(140)	11,410
Gross income	3,630	6,774	1,480	2,415	566	(716)	14,148
Operating profit / (loss) before tax	1,794	3,570	786	772	277	(1,077)	6,122
Profit / (loss) attributable to parent company	1,212	2,604	524	361	216	(1,039)	3,878

The following tables set forth summarized information relating to the balance sheet of the operating segments and the Corporate Center and adjustments as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	421,032	170,505	75,456	67,749	61,564	796,306	(36,771)
Cash, cash balances at central banks and other demand deposits	15,991	7,676	8,957	7,061	5,806	45,491	(436)
Financial assets at fair value (2)	127,669	59,191	4,106	10,763	8,398	210,127	(14,175)
Financial assets at amortized cost	234,062	96,641	58,294	45,499	46,595	481,091	122
Loans and advances to customers	178,273	89,733	42,174	43,055	41,856	395,090	(1,287)
Total Liabilities	405,932	158,051	67,856	61,261	56,992	750,093	(47,650)
Financial liabilities held for trading and designated at fair value through profit or loss	78,270	34,395	1,957	2,090	7,450	124,163	(15,682)
Financial liabilities at amortized cost - Customer deposits	225,381	86,048	54,950	45,757	21,397	433,532	(2,548)
Total Equity	15,100	12,454	7,599	6,488	4,572	46,213	10,878
Assets under management	102,652	59,179	12,180	6,378	585	180,975
Mutual funds	77,661	53,752	7,809	6,378	—	145,599
Pension funds	24,991	—	4,372	—	585	29,948
Other placements	—	5,427	—	—	—	5,427
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

	As of December 31, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
	(In Millions of Euros)
Total Assets	457,573	173,489	68,329	64,779	64,274	828,445	(52,886)
Cash, cash balances at central banks and other demand deposits	44,653	10,089	9,700	6,585	4,748	75,776	(359)
Financial assets at fair value (2)	146,136	60,379	3,692	10,508	15,475	236,189	(23,250)
Financial assets at amortized cost	216,334	96,342	51,543	44,508	43,363	452,089	(357)
Loans and advances to customers	173,169	88,112	37,416	41,213	39,322	379,231	(1,588)
Total Liabilities	442,681	162,271	61,892	58,485	60,083	785,412	(65,119)
Financial liabilities held for trading and designated at fair value through profit or loss	111,701	28,492	1,878	3,289	14,831	160,192	(25,177)
Financial liabilities at amortized cost - Customer deposits	217,235	92,564	50,651	42,567	13,056	416,073	(2,587)
Total Equity	14,892	11,218	6,438	6,294	4,191	43,033	12,233
Assets under management	97,253	53,254	7,768	5,525	566	164,366
Mutual funds	72,875	49,062	4,386	5,525	—	131,848
Pension funds	24,378	—	3,382	—	566	28,326
Other placements	—	4,192	—	—	—	4,192
(1)Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information—Changes in Intra-Group Adjustments” for information on such adjustments).
(2)Financial assets at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

Spain
This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:
•Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;
•Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations, and public institutions;
•Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and
•Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in Compañía de Seguros y Reaseguros, S.A., the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.
Cash, cash balances at central banks and other demand deposits amounted to €15,991 million as of June 30, 2024, a 64.2% decrease compared with the €44,653 million recorded as of December 31, 2023, mainly driven by a decrease in cash held at the European Central Bank as a result of decreases in funding through repurchase agreements with the aim of reducing funding costs, and increased lending activity, which was higher than the increase in deposits.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €127,669 million as of June 30, 2024, a 12.6% decrease from the €146,136 million recorded as of December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) and, to a lesser extent, the decrease in Spanish sovereign debt, recorded under the “Financial assets held for trading” portfolio.
Financial assets at amortized cost of this operating segment as of June 30, 2024 amounted to €234,062 million, an 8.2% increase compared with the €216,334 million recorded as of December 31, 2023. Within this heading, loans and advances to customers amounted to €178,273 million as of June 30, 2024, a 2.9% increase compared to the €173,169 million recorded as of December 31, 2023, mainly due to the increases in loans to credit institutions and mortgage loans (where new loans are usually fixed-rate loans) and, to a lesser extent, loans to enterprises. Also within this heading, debt securities of this operating segment as of June 30, 2024 amounted to €41,289 million, a 28.4% increase compared with the €32,164 million recorded as of December 31, 2023, mainly as a result of an increase in Spanish sovereign debt securities, within a still high interest rate environment.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2024 amounted to €78,270 million, a 29.9% decrease compared with the €111,701 million recorded as of December 31, 2023, mainly due to the decrease in deposits from credit institutions (through repurchase agreements) recorded under “Financial liabilities held for trading”.
Customer deposits at amortized cost of this operating segment as of June 30, 2024 amounted to €225,381 million, a 3.7% increase compared with the €217,235 million recorded as of December 31, 2023, mainly due to the increase in time deposits within a high interest rate environment.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Pension funds”) as of June 30, 2024 amounted to €102,652 million, a 5.6% increase compared with €97,253 million as of December 31, 2023, mainly due to the shift from demand deposits towards higher profitability investments, which resulted in an increase in mutual funds and private banking.
This operating segment’s non-performing loan ratio (defined as non-performing loans divided by total credit risk and calculated as the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments divided by the sum of loans and advances to customers, guarantees to customers and other commitments) decreased to 3.9% as of June 30, 2024 from 4.1% as of December 31, 2023. This ratio was positively affected by the sale of a portfolio of non-performing mortgage loans and certain unsecured retail portfolios, certain recoveries in the wholesale portfolio and higher write-offs, offset in part by the increase in the non-performing balance of certain retail loans portfolios. This operating segment’s non-performing loan coverage ratio (defined as allowance for credit losses divided by non-performing loans and calculated as loss allowances on loans and advances divided by the sum of impaired loans and advances to customers, impaired guarantees to customers and other impaired commitments) was 54% as of June 30, 2024 and 55% as of December 31, 2023.

Mexico
The Mexico operating segment includes the banking, insurance and asset management business conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s agency in Houston.
The Mexican peso depreciated 4.3% against the euro as of June 30, 2024 compared with December 31, 2023, negatively affecting the business activity of the Mexico operating segment as of June 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits amounted to €7,676 million as of June 30, 2024, a 23.9% decrease compared with the €10,089 million recorded as of December 31, 2023, mainly due to decreases in cash balances held at Mexican Central Bank (“BANXICO”) as a result of decreases in funding through deposits and, to a lesser extent, the depreciation of the Mexican peso against the euro, partially offset by increases in funding through repurchase agreements.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2024 amounted to €59,191 million, a 2.0% decrease from the €60,379 million recorded as of December 31, 2023, due to the depreciation of the Mexican peso against the euro, partially offset by increases in debt securities recorded under “Financial assets held for trading”.
Financial assets at amortized cost of this operating segment as of June 30, 2024 amounted to €96,641 million compared with the €96,342 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of June 30, 2024 amounted to €89,733 million, a 1.8% increase compared with the €88,112 million recorded as of December 31, 2023, mainly attributable to the increase in retail loans, in particular, consumer loans, mortgage loans and, to a lesser extent, credit card loans, partially offset by the depreciation of the Mexican peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2024 amounted to €34,395 million, a 20.7% increase compared with the €28,492 million recorded as of December 31, 2023, mainly as a result of the increase in deposits from central banks (through repurchase agreements) recorded under “Financial liabilities held for trading”, partially offset by the depreciation of the Mexican peso against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2024 amounted to €86,048 million, a 7.0% decrease compared with the €92,564 million recorded as of December 31, 2023, primarily due to decreases in the volume of demand deposits within the portfolios of non-financial corporations and households, as a result of the increased competition from other banks for remunerated deposits and, to a lesser extent, decreases in time deposits, and the depreciation of the Mexican peso against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios) and “Other placements”) as of June 30, 2024 amounted to €59,179 million, an 11.1% increase compared with the €53,254 million as of December 31, 2023, mainly as a result of the continuing search by customers for higher profitability investments, which continued to boost mutual funds, partially offset by the depreciation of the Mexican peso against the euro.
This operating segment’s non-performing loan ratio (as defined herein) was 2.6% as of June 30, 2024 and December 31, 2023. This ratio was positively affected by the higher growth in activity in the retail and wholesale portfolios (as new lending increases the denominator used to calculate this ratio, whereas new lending is typically performing during the period and therefore does not affect the numerator) and was negatively affected by the increase in the balance of certain non-performing retail loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 120% as of June 30, 2024 from 123% as of December 31, 2023.

Turkey
This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in the banking, insurance and asset management business in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in Romania and the Netherlands.
The Turkish lira depreciated 7.2% against the euro as of June 30, 2024 compared to December 31, 2023, adversely affecting the business activity of the Turkey operating segment as of June 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
BBVA’s operations in Turkey are subject to substantial regulation by Turkish national authorities. See “Other Matters—Regulatory Update for Turkey” for information on certain regulation that is relevant to our operations.
Cash, cash balances at central banks and other demand deposits amounted to €8,957 million as of June 30, 2024, a 7.7% decrease compared with the €9,700 million recorded as of December 31, 2023, mainly due to the decrease in cash held at the Central Bank of the Republic of Turkey (“CBRT”) as a result of increased lending activity which was higher than the increase in deposits, and the depreciation of the Turkish lira against the euro, partially offset by the increase in the required reserve ratio established by the CBRT in order to reduce excess liquidity of the Turkish lira in the market.
Financial assets at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2024 amounted to €4,106 million, an 11.2% increase from the €3,692 million recorded as of December 31, 2023, mainly due to the increase in local currency-denominated government bonds, partially offset by the depreciation of the Turkish lira against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2024 amounted to €58,294 million, a 13.1% increase compared with the €51,543 million recorded as of December 31, 2023, partially offset by the depreciation of the Turkish lira against the euro. Within this heading, loans and advances to customers of this operating segment as of June 30, 2024 amounted to €42,174 million, a 12.7% increase compared with the €37,416 million recorded as of December 31, 2023, mainly due to the increase in Turkish lira-denominated credit card loans and in Turkish lira-denominated consumer loans, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans. In addition, within this heading, debt securities of this operating segment as of June 30, 2024 amounted to €7,723 million, a 15.2% increase compared with the €6,706 million recorded as of December 31, 2023, as a result of the increase in local currency-denominated government bonds. Further, loans and advances to central banks increased in the six months ended June 30, 2024, as a result of the regulation and monetary policy adopted by the CBRT on foreign currency deposit accounts (where the relevant reserve requirement increased to 8% as of January 1, 2024, see “Other Matters—Regulatory Update for Turkey”).
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2024 amounted to €1,957 million, a 4.2% increase compared with the €1,878 million recorded as of December 31, 2023, mainly due to the increase in the value of derivatives recorded under “Financial liabilities designated at fair value through profit or loss” portfolio, partially offset by the depreciation of the Turkish lira against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2024 amounted to €54,950 million, an 8.5% increase compared with the €50,651 million recorded as of December 31, 2023, mainly due to the increase in time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira (in each case, as a result in part of the measures adopted by the Turkish authorities to encourage and protect deposits denominated in Turkish lira and prevent further dollarization of deposits, which included increased reserve requirements and the requirement that banks buy local currency-denominated government bonds if less than a certain percentage of their deposits are denominated in Turkish lira) and demand deposits in U.S. dollars, partially offset by the depreciation of the Turkish lira against the euro.
Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of June 30, 2024 amounted to €12,180 million, a 56.8% increase compared with the €7,768 million as of December 31, 2023, mainly due to increases in mutual funds as a result of the shift towards higher profitability investments, partially offset by the depreciation of the Turkish lira against the euro.

The non-performing loan ratio (as defined herein) of this operating segment decreased to 3.3% as of June 30, 2024 from 3.8% as of December 31, 2023, mainly as a result of the growth in lending activity (as new lending increases the denominator used to calculate this ratio, whereas new lending is typically performing during the period and therefore does not affect the numerator), the sale of retail non-performing loan portfolios and the decrease in the balance of non-performing wholesale loans, offset, in part, by the higher non-performing loan net entries in the retail loan portfolios. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 94% as of June 30, 2024 from 97% as of December 31, 2023.
South America
The South America operating segment includes the Group’s banking, finance, insurance and asset management business mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela. It also includes representative offices in Sao Paulo (Brazil) and in Santiago (Chile).
The main business units included in the South America operating segment are:
•Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.
•Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.
As of June 30, 2024, the Argentine peso and the Colombian peso depreciated against the euro by 8.5% and 5.1%, respectively, compared to December 31, 2023. On the other hand, the Peruvian sol appreciated against the euro by 0.5%. Overall, changes in exchange rates resulted in a negative exchange rate effect on the business activity of the South America operating segment as of June 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of June 30, 2024 and December 31, 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” to hyperinflationary economies.
Cash, cash balances at central banks and other demand deposits as of June 30, 2024 amounted to €7,061 million, a 7.2% increase compared with the €6,585 million recorded as of December 31, 2023, mainly due to the increases in funding from deposits in Peru, in a context of contained loan growth, and increases in funding from deposits in Argentina, partially offset by increased lending activity (mainly in Colombia, where loans grew at a higher pace than deposits) and the depreciation of the Argentine peso against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2024 amounted to €10,763 million, a 2.4% increase compared with the €10,508 million recorded as of December 31, 2023, mainly due to the increase of debt securities under “Financial assets at fair value through other comprehensive income” portfolio in Argentina, partially offset by the decrease in the value of derivatives recorded under the “Financial assets held for trading” portfolio in Colombia.
Financial assets at amortized cost of this operating segment as of June 30, 2024 amounted to €45,499 million, a 2.2% increase compared with the €44,508 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of June 30, 2024 amounted to €43,055 million, a 4.5% increase compared with the €41,213 million recorded as of December 31, 2023, mainly as a result of the increase in commercial loans and in credit card loans in Argentina, in local currency, partially offset by the depreciation of the Colombian peso and the Argentine peso against the euro.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2024 amounted to €2,090 million, a 36.4% decrease compared with the €3,289 million recorded as of December 31, 2023, mainly due to the decrease in the value of derivatives recorded under the “Financial liabilities held for trading” portfolio in Colombia.
Customer deposits at amortized cost of this operating segment as of June 30, 2024 amounted to €45,757 million, a 7.5% increase compared with the €42,567 million recorded as of December 31, 2023, mainly as a result of the increase in demand deposits and, to a lesser extent, in retail time deposits, mainly in Argentina within a high interest rate environment (although central banks in South America have started to reduce interest reference rates), partially offset by the depreciation of the Colombian peso and of the Argentine peso.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” (including customers’ portfolios in Colombia and Peru) as of June 30, 2024 amounted to €6,378 million, a 15.4% increase compared with the €5,525 million as of December 31, 2023, mainly due to increases in mutual funds in Argentina as a result of the shift towards higher profitability investments.
The non-performing loan ratio (as defined herein) of this operating segment increased to 5.0% as of June 30, 2024 from 4.8% as of December 31, 2023, as a result of new Stage 3 entries in the retail portfolio, mainly in Colombia and Peru, within a context of overall unfavorable macroeconomic conditions. This operating segment’s non-performing loan coverage ratio (as defined herein) decreased to 83% as of June 30, 2024, from 88% as of December 31, 2023.
Rest of Business
This operating segment mainly includes the wholesale activity carried out by the Group in Europe (excluding Spain), the United States and (through BBVA branches located therein) Asia.
The U.S. dollar appreciated 3.2% against the euro as of June 30, 2024 compared to December 31, 2023, slightly positively affecting the business activity of the Rest of Business operating segment as of June 30, 2024 expressed in euros. See “Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Cash, cash balances at central banks and other demand deposits as of June 30, 2024 amounted to €5,806 million, a 22.3% increase compared with the €4,748 million recorded as of December 31, 2023, mainly due to the increase in cash balances held at central banks within this operating segment, since customer deposits have grown at a higher pace than financial assets and excess liquidity is held at central banks; and the appreciation of the U.S dollar against the euro.
Financial assets at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of June 30, 2024 amounted to €8,398 million, a 45.7% decrease compared with the €15,475 million recorded as of December 31, 2023, mainly due to the decrease in loans and advances (through reverse repurchase agreements) recorded under “Financial assets held for trading” in BBVA Securities Inc., our broker-dealer in the United States, partially offset by the appreciation of the U.S. dollar against the euro.
Financial assets at amortized cost of this operating segment as of June 30, 2024 amounted to €46,595 million, a 7.5% increase compared with the €43,363 million recorded as of December 31, 2023. Within this heading, loans and advances to customers of this operating segment as of June 30, 2024 amounted to €41,856 million, a 6.4% increase compared with the €39,322 million recorded as of December 31, 2023, mainly due to increased activity in the branches located in New York and Europe and the appreciation of the U.S. dollar against the euro, partially offset by the decreased wholesale loan activity in the branches located in Asia.
Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of June 30, 2024 amounted to €7,450 million, a 49.8% decrease compared with the €14,831 million recorded as of December 31, 2023, mainly due to the decrease in deposits (through repurchase agreements) recorded under “Financial liabilities held for trading” in the broker-dealer BBVA Securities Inc., partially offset by the appreciation of the U.S. dollar against the euro.
Customer deposits at amortized cost of this operating segment as of June 30, 2024 amounted to €21,397 million, a 63.9% increase compared with the €13,056 million recorded as of December 31, 2023, mainly as a result of the increase in time deposits in the branches located in Europe and in the New York branch due in part to increased activity, and the appreciation of the U.S. dollar against the euro.
Off-balance sheet funds of this operating segment (which consists of “Mutual funds”, including customers’ portfolios) as of June 30, 2024 amounted to €585 million, a 3.4% increase compared with the €566 million recorded as of December 31, 2023.
The non-performing loan ratio (as defined herein) of this operating segment decreased to 0.6% as of June 30, 2024 from 0.7% as of December 31, 2023, and was positively affected by the growth in lending activity and the decrease in non-performing loans due to repayments and recoveries, and negatively affected by a new Stage 3 loan entry. This operating segment’s non-performing loan coverage ratio (as defined herein) increased to 72% as of June 30, 2024, from 69% as of December 31, 2023, mainly as a result of the increase in the coverage of Stage 3 loans and the higher recoveries, partially offset by the aforementioned new Stage 3 loan entry.

Item 4E. Selected Statistical Information
The following is a presentation of selected statistical information for the periods indicated. Where required under subpart 1400 of Regulation S-K, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our determination, where applicable, that our foreign operations are significant according to Rule 9-05 of Regulation S-X. The allocation of assets and liabilities is based on the domicile of the Group entity at which the relevant asset or liability is accounted for. Domestic balances are those of Group entities domiciled in Spain, which reflect our domestic activities, and international balances are those of the Group entities domiciled outside of Spain, which reflect our foreign activities.
Interest income figures, when used, do not include interest income on non-accruing loans to the extent that cash payments have been received, as a result of the application of the interpretation issued by the International Financial Reporting Interpretations Committee (IFRIC) in its “IFRIC Update” of March 2019 regarding the collection of interest on impaired financial assets under IFRS 9 (Collection of interest on impaired financial assets). Loan fees are included in the computation of interest revenue. Interest income figures include “other income”, which amounted to €231 million and €149 million for the six months ended June 30, 2024 and 2023, respectively. For additional information on “interest and other income” see Note 32.1 to the Unaudited Condensed Interim Consolidated Financial Statements.

Average Balances and Rates
The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant. Average yields for the six months ended June 30, 2024 and 2023 presented in this section have been annualized.

	Average Balance Sheet - Assets and Interest from Interest Earning Assets
	Six months ended June 30, 2024			Six months ended June 30, 2023
	Average Balance	Interest	Average Yield	Average Balance	Interest	Average Yield
	(In Millions of Euros, Except Percentages)
Total Assets (1)	783,275	30,680	7.88%	736,478	21,897	6.00%
Interest-earning assets	724,230	30,680	8.52%	683,203	21,897	6.46%
Cash and balances with central banks and other demand deposits	62,780	1,303	4.17%	76,113	1,206	3.20%
Domestic	35,321	632	3.60%	47,597	662	2.80%
Foreign	27,459	671	4.91%	28,517	544	3.85%
Financial assets held for trading	98,120	2,978	6.10%	77,125	1,996	5.22%
Domestic	75,629	1,600	4.25%	60,863	966	3.20%
Foreign	22,491	1,378	12.32%	16,262	1,030	12.77%
Financial assets at fair value through other comprehensive income	60,617	2,138	7.09%	63,033	2,246	7.18%
Domestic	28,322	413	2.94%	33,695	361	2.16%
Foreign	32,295	1,725	10.74%	29,338	1,885	12.96%
Financial assets at amortized cost	464,857	23,529	10.18%	424,684	16,194	7.69%
Domestic	222,325	4,789	4.33%	207,436	3,601	3.50%
Foreign	242,531	18,740	15.54%	217,248	12,593	11.69%
Debt securities	53,763	1,089	4.07%	41,405	608	2.96%
Domestic	37,420	514	2.76%	26,645	328	2.48%
Foreign	16,344	575	7.08%	14,759	281	3.84%
Loans and advances	411,093	22,440	10.98%	383,279	15,585	8.20%
Central banks	8,247	1,108	27.01%	5,236	207	7.95%
Domestic	10	—	3.48%	28	—	3.45%
Foreign	8,237	1,108	27.04% ⁽²⁾	5,208	206	7.98%
Credit institutions	19,309	856	8.91%	16,254	598	7.42%
Domestic	12,748	502	7.92%	8,901	341	7.71%
Foreign	6,561	354	10.85%	7,353	257	7.06%
Government	23,289	823	7.10%	21,770	639	5.92%
Domestic	12,477	193	3.11%	12,323	138	2.26%
Foreign	10,813	630	11.72%	9,447	501	10.69%
Other financial corporations	13,889	610	8.83%	12,440	422	6.84%
Domestic	4,888	217	8.93%	5,299	158	6.03%
Foreign	9,000	393	8.77%	7,141	264	7.45%
Individuals	173,438	9,291	10.77%	162,873	7,037	8.71%
Domestic	92,477	1,910	4.15%	91,900	1,540	3.38%
Mortgages	70,887	1,279	3.63%	69,928	968	2.79%
Other	21,590	631	5.88%	21,972	573	5.26%
Foreign	80,961	7,381	18.33%	70,973	5,497	15.62%
Mortgages	26,261	1,293	9.90%	25,082	1,043	8.39%
Other	54,700	6,088	22.38%	45,891	4,454	19.57%
Non-financial corporations	172,921	9,753	11.34%	164,706	6,682	8.18%
Domestic	62,306	1,453	4.69%	62,340	1,095	3.54%
Foreign	110,615	8,300	15.09%	102,366	5,587	11.01%
Derivatives and other financial assets (3)	37,857	731	3.88%	42,249	256	1.22%
Domestic	27,680	203	1.47%	30,973	(156)	-1.02%
Foreign	10,177	528	10.44%	11,276	412	7.37%
Non interest earning assets (4)	59,045			53,275
(1)Foreign activity represented 46.69% of the total average assets for the six months ended June 30, 2024 and 42.50% for the six months ended June 30, 2023.
(2)This relates mainly to repurchase agreements in Argentina and is expected to be temporary in nature.
(3)Includes “Derivatives - Hedge accounting”, “Derivatives - Held for trading” and “Financial assets designated at fair value through profit or loss”.
(4)Includes “Insurance and reinsurance assets”, “Joint ventures and associates”, “Tangible assets”, “Intangible assets”, “Tax assets”, “Non-current assets and disposal groups held for sale”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Other assets”.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six months ended June 30, 2024			Six months ended June 30, 2023
	Average Balance	Interest	Average Rate Paid	Average Balance	Interest	Average Rate Paid
	(In Millions of Euros, Except Percentages)
Total liabilities (1)	783,275	17,687	4.54%	736,478	10,487	2.87%
Interest-bearing liabilities	690,930	17,687	5.15%	653,266	10,487	3.24%
Financial liabilities held for trading	81,057	2,146	5.32%	68,929	1,397	4.09%
Domestic	61,035	1,231	4.06%	55,554	809	2.94%
Foreign	20,022	914	9.18%	13,375	588	8.87%
Financial liabilities at amortized cost	552,917	13,433	4.89%	524,262	8,241	3.17%
Domestic	303,867	3,101	2.05%	310,546	2,303	1.50%
Foreign	249,051	10,332	8.34%	213,716	5,938	5.60%
Debt certificates	70,365	1,539	4.40%	57,061	1,016	3.59%
Domestic	46,356	758	3.29%	41,916	552	2.66%
Foreign	24,009	781	6.54%	15,145	463	6.17%
Deposits	482,552	11,894	4.96%	467,201	7,225	3.12%
Central banks	19,360	710	7.37%	33,910	830	4.94%
Domestic	8,820	218	4.97%	23,224	380	3.30%
Foreign	10,540	492	9.39%	10,686	450	8.50%
Credit institutions	35,213	1,398	7.98%	40,063	1,049	5.28%
Domestic	27,318	797	5.87%	32,235	687	4.29%
Foreign	7,895	600	15.29%	7,828	363	9.34%
Government	39,650	837	4.24%	23,843	527	4.45%
Domestic	25,727	410	3.20%	12,915	74	1.15%
Foreign	13,923	427	6.17%	10,928	453	8.36%
Other financial corporations	27,907	893	6.43%	26,707	618	4.67%
Domestic	12,518	356	5.71%	14,434	314	4.38%
Foreign	15,388	537	7.02%	12,274	305	5.00%
Individuals	242,125	4,687	3.89%	235,743	2,179	1.86%
Domestic	142,144	246	0.35%	145,036	122	0.17%
Foreign	99,981	4,442	8.93%	90,707	2,057	4.57%
Non-financial corporations	118,297	3,370	5.73%	106,935	2,022	3.81%
Domestic	40,984	316	1.55%	40,786	174	0.86%
Foreign	77,314	3,053	7.94%	66,149	1,847	5.63%
Provisions	2,498	113	9.10%	2,497	91	7.36%
Domestic	2,160	41	3.86%	2,283	52	4.56%
Foreign	337	72	42.66%	214	40	37.30%
Derivatives and other financial liabilities (2)	54,458	1,995	7.37%	57,578	758	2.66%
Domestic	31,206	617	3.97%	35,126	323	1.85%
Foreign	23,252	1,379	11.92%	22,452	435	3.91%
Non-interest bearing liabilities and Equity (3)	92,345			83,212
(1)Foreign activity represented 42.93% of the total average liabilities for the six months ended June 30, 2024 and 38.91% for the six months ended June 30, 2023.
(2)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.
(3)Includes “Tax liabilities”, “Liabilities included in disposal groups classified as held for sale” and “Other liabilities”.

Changes in Net Interest Income - Volume and Rate Analysis
The following tables allocate changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2024 compared with the six months ended June 30, 2023. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from such table are interest payments on loans which are made in a period other than the period in which they are due.

	For the six months ended June 30, 2024 / June 30, 2023
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks and other demand deposits	(211)	308	97
Domestic	(171)	141	(30)
Foreign	(20)	147	127
Financial assets held for trading	543	439	983
Domestic	234	400	634
Foreign	394	(46)	348
Financial assets at fair value through other comprehensive income	(86)	(21)	(107)
Domestic	(58)	110	52
Foreign	190	(350)	(160)
Financial assets at amortized cost	1,532	5,804	7,335
Domestic	258	930	1,188
Foreign	1,466	4,682	6,147
Debt securities	182	299	481
Domestic	132	54	186
Foreign	30	264	295
Loans and advances	1,131	5,724	6,855
Central banks	119	783	901
Domestic	—	—	—
Foreign	120	782	902
Credit institutions	112	145	258
Domestic	147	14	161
Foreign	(28)	124	96
Government	45	139	184
Domestic	2	53	55
Foreign	72	57	129
Other financial corporations	49	138	187
Domestic	(12)	71	59
Foreign	69	60	129
Individuals	456	1,797	2,254
Domestic	10	360	370
Mortgages	13	298	311
Other	(4)	62	59
Foreign	774	1,110	1,884
Mortgages	49	201	250
Other	725	909	1,633
Non-financial corporations	333	2,737	3,070
Domestic	(1)	358	358
Foreign	450	2,262	2,713
Derivatives and other financial assets	(27)	502	475
Domestic	17	343	359
Foreign	(40)	156	116
Total income	1,391	7,391	8,783
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.

	For the six months ended June 30, 2024 / June 30, 2023
	Increase (Decrease) Due to Changes in
	Volume (1)	Rate (2)	Net Change
	(In Millions of Euros)
Interest expense
Financial liabilities held for trading	246	502	748
Domestic	80	342	422
Foreign	292	34	326
Financial liabilities at amortized cost	450	4,742	5,192
Domestic	(50)	847	798
Foreign	982	3,413	4,394
Debt certificates	237	287	523
Domestic	59	147	206
Foreign	271	46	318
Deposits	237	4,431	4,669
Central banks	(356)	236	(120)
Domestic	(236)	74	(162)
Foreign	(6)	48	42
Credit institutions	(127)	475	348
Domestic	(105)	216	111
Foreign	3	234	238
Government	349	(39)	310
Domestic	73	263	336
Foreign	124	(150)	(26)
Other financial corporations	28	246	274
Domestic	(42)	83	42
Foreign	77	155	232
Individuals	59	2,449	2,508
Domestic	(2)	126	123
Foreign	210	2,175	2,385
Non-financial corporations	215	1,133	1,348
Domestic	1	141	142
Foreign	312	894	1,206
Provisions	—	22	22
Domestic	(3)	(7)	(10)
Foreign	23	9	32
Derivatives and other financial liabilities (3)	(41)	1,278	1,237
Domestic	(36)	330	294
Foreign	16	928	943
Total expense	666	6,533	7,200
Net interest income			1,583
(1)The volume effect is calculated as the result of the average interest rate of the earlier period multiplied by the difference between the average balances of both periods.
(2)The rate effect is calculated as the result of the average balance of the earlier period multiplied by the difference between the average interest rates of both periods.
(3)Includes “Insurance and reinsurance liabilities”, “Derivatives - Hedge accounting”, “Financial liabilities held for trading” and “Financial liabilities designated at fair value through profit or loss”.

Interest Earning Assets - Margin and Spread
The following table analyzes the levels of our average interest earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six months ended June 30,
	2024	2023
	(In Millions of Euros, Except Percentages)
Average interest earning assets	724,230	683,203
Gross yield (1)	4.2%	3.2%
Net yield (2)	1.8%	1.7%
Average effective rate paid on interest-bearing liabilities	2.6%	1.6%
Spread (3)	1.7%	1.6%
(1)“Gross yield” represents interest income divided by average interest-earning assets.
(2)“Net yield” represents net interest income divided by average interest-earning assets.
(3)“Spread” is the difference between “Gross yield” and the “Average effective rate paid on interest-bearing liabilities”.
ASSETS
Interest-Bearing Deposits in Other Banks
As of June 30, 2024, interbank deposits (excluding deposits with central banks) (which are recorded under “Loans and advances to credit institutions” in the “Financial assets held for trading”, “Financial assets at amortized cost” and “Financial assets at fair value through other comprehensive income” portfolios) represented 7.9% of our total assets (compared to 9.6% of our total assets as of December 31, 2023). Of such interbank deposits, 8.5% were held outside of Spain and 91.5% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. However, such deposits are subject to the risk that the deposit banks may fail or that such banks or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.
Securities Portfolio
As of June 30, 2024, our total securities portfolio (consisting of investment securities and loans and advances recorded under “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” portfolios) was carried on our consolidated balance sheet at a carrying amount (equivalent to its market or appraised value as of such date) of €151,329 million, representing 19.9% of our total assets, a 10% decrease compared to our total securities portfolio as of December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) in Spain and, to a lesser extent, the decrease in Spanish sovereign debt. €16,298 million, or 10.8% of our securities portfolio consisted of Spanish Treasury bonds and Treasury bills. The average yield during the six months ended June 30, 2024 on the investment securities that BBVA held was 7.6%, compared with an average yield of approximately 5.1% earned on loans and advances in the portfolios “Financial assets held for trading” and “Financial assets at fair value through other comprehensive income” during the six months ended June 30, 2024. See Notes 9 and 12.1 to the Unaudited Condensed Interim Consolidated Financial Statements for additional information.
The tables in Note 7.1 to the Unaudited Condensed Interim Consolidated Financial Statements set forth the fair value and the book value of our debt securities and equity instruments recorded under “Financial assets at fair value through other comprehensive income” as of June 30, 2024 and December 31, 2023. Note 7.2 to the Unaudited Condensed Interim Consolidated Financial Statements sets forth the fair value and the book value of our debt securities recorded under “Financial assets at amortized cost” as of June 30, 2024 and December 31, 2023. This information is not provided for debt securities recorded under “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss” and “Financial assets designated at fair value through profit or loss” since the amortized costs and fair values of these items are the same. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following table shows the fair value of debt securities recorded, as of June 30, 2024 and December 31, 2023, under “Financial assets at fair value through other comprehensive income” by rating categories:

	As of June 30, 2024		As of December 31, 2023
	Fair value (Millions of Euros)%		Fair value (Millions of Euros)%
AAA	1,174	2.0%	1,000	1.6%
AA+	3,899	6.6%	3,685	6.0%
AA	223	0.4%	384	0.6%
AA-	851	1.4%	642	1.1%
A+	1,045	1.8%	1,798	3.0%
A	1,432	2.4%	1,747	2.9%
A-	15,073	25.4%	16,009	26.3%
BBB+	20,205	34.1%	22,854	37.5%
BBB	9,097	15.3%	8,327	13.7%
BBB-	864	1.5%	858	1.4%
BB+ or below	5,216	8.8%	3,480	5.7%
Unclassified	205	0.3%	178	0.3%
Total	59,284	100.0%	60,963	100.0%
Readers are directed to the tables and Notes referred to above for information regarding our securities portfolio.
For a discussion of our investments in joint ventures and associates, see Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Consolidated Financial Statements.
Loans and Advances
Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of March 31, 2024 (which is the latest available information) excluding government-related loans amounted to €7,879 million or approximately 1.9% of our total outstanding loans and advances to customers.
Loans and Advances to Customers
As of June 30, 2024, our total loans and advances to customers amounted to €416,510 million, or 54.8% of total assets. Net of our loss allowances, total loans and advances to customers amounted to €405,292 million as of June 30, 2024, or 53.4% of our total assets, an increase from 50.6% of our total assets as of December 31, 2023. As of June 30, 2024, our total loans and advances to customers in Spain amounted to €174,082 million, up from €169,140 million as of December 31, 2023, mainly due to the increases in loans to credit institutions and mortgage loans (where new loans are usually fixed-rate loans) and, to a lesser extent, loans to enterprises. Our total loans and advances to customers outside Spain amounted to €242,427 million as of June 30, 2024, up from €234,244 million as of December 31, 2023, mainly due to the increase in Turkish lira-denominated credit card loans and in Turkish lira-denominated consumer loans, due, in part, to the measures adopted by the Turkish authorities to encourage Turkish lira-denominated loans and, to a lesser extent, the increase in retail loans, in particular, consumer loans, mortgage loans and, to a lesser extent, credit card loans, in Mexico, partially offset by the depreciation of the currencies of the main non-euro countries where the BBVA Group operates (excluding the U.S. dollar and the Peruvian sol) (in terms of period-end exchange rates).

Loans by Geographical Area
The following table shows our loans and advances to customers by geographical area as of the dates indicated:

	As of June 30,	As of December 31,	As of June 30,
	2024	2023	2023
	(In Millions of Euros)
Domestic	174,082	169,140	171,016
Foreign
Western Europe	35,293	36,978	34,065
Mexico	93,830	92,802	87,540
Turkey	39,605	34,876	33,652
South America	50,341	48,150	47,808
Other (1)	23,359	21,439	20,917
Total foreign	242,427	234,244	223,982
Total loans and advances (2)	416,510	403,384	394,998
Loss allowances	(11,218)	(11,269)	(11,188)
Total net lending (2)	405,292	392,115	383,810
(1)Balances correspond, in part, to the entities in the United States that were not included within the scope of the sale of our U.S. operations in 2021.
(2)Includes loans and advances to customers included in the following headings: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at amortized cost”, net of loss allowances.
Loans and Advances to Credit Institutions and Central Banks
As of June 30, 2024, our total loans and advances to credit institutions and central banks amounted to €68,772 million, or 9.1% of total assets (compared to €84,061 million, or 10.8% of total assets as of December 31, 2023), of which total loans and advances to credit institutions and central banks at amortized cost amounted to €28,959 million, or 3.8% of total assets. Loans and advances to credit institutions as of June 30, 2024 decreased by 18.8% compared to December 31, 2023, mainly as a result of the decrease in loans to credit institutions (through reverse repurchase agreements) and, to a lesser extent, the decrease in Spanish sovereign debt held by the Group, recorded under the “Financial assets held for trading” in Spain.
Loans and Advances to Spanish Government and its Agencies
Loans and advances outstanding to the Spanish government and its agencies amounted to €12,599 million, or 3.1% of our total loans and advances to customers as of June 30, 2024, compared with the €12,222 million, or 3.1% of our total loans and advances to customers as of December 31, 2023.
None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.
Loans to Associates and Jointly Controlled Companies
As of June 30, 2024, total loans and advances by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €522 million, compared with €791 million as of December 31, 2023, mainly due to increases in loans to joint ventures in Spain operating in the securities business.

Maturity and Interest Sensitivity
The following table sets forth a breakdown by maturity of our total loans and advances to customers, including their fixed and variable rates, by type of customer as of June 30, 2024. The determination of maturities is based on contract terms.

	Maturity					Maturity After One Year
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Fifteen Years	Due After Fifteen Years	Total	Fixed Rate	Variable Rate
	(In Millions of Euros)
Domestic
Agriculture, forestry and fishing	572	645	191	43	1,451	518	362
Manufacturing, mining and quarrying, and other industrial activities	8,013	6,880	1,266	683	16,842	3,422	5,408
Of which: manufacturing	6,507	4,913	871	628	12,920	3,105	3,307
Construction	1,759	1,785	1,093	367	5,004	768	2,477
Wholesale and retail trade, transportation and storage, accommodation and food service activities	8,458	7,220	2,340	957	18,974	4,704	5,812
Information and communication	1,237	679	125	100	2,141	258	647
Financial and insurance activities	3,037	3,409	881	137	7,462	1,365	3,061
Real estate activities	688	2,040	1,424	77	4,229	1,325	2,216
Professional, scientific, technical, administrative and support service activities	1,909	1,902	479	98	4,388	1,186	1,293
Public administration and defense, education, human health and social work activities	3,909	5,053	4,776	69	13,806	5,497	4,400
Other service activities	14,213	23,038	34,023	27,435	98,709	44,323	40,173
Of which:
Households	13,751	22,564	33,915	27,412	97,642	43,940	39,950
For House Purchase	3,543	12,671	28,787	27,080	72,080	29,969	38,568
Credit for consumption	5,042	7,625	3,818	46	16,532	11,296	194
Other purposes	5,166	2,268	1,311	285	9,030	2,676	1,188
Total Domestic	43,794	52,651	46,596	29,967	173,008	63,365	65,849
Foreign
Agriculture, forestry and fishing	1,613	905	596	12	3,125	1,112	401
Manufacturing, mining and quarrying, and other industrial activities	28,687	19,291	3,914	230	52,122	6,428	17,007
Of which: manufacturing	19,233	12,635	1,999	32	33,899	5,020	9,645
Construction	1,894	1,090	712	69	3,765	504	1,368
Wholesale and retail trade, transportation and storage, accommodation and food service activities	17,306	12,186	4,351	118	33,960	8,389	8,266
Information and communication	3,699	2,595	46	49	6,389	684	2,005
Financial and insurance activities	7,963	7,037	708	100	15,807	1,943	5,902
Real estate activities	2,034	4,143	2,062	1	8,240	1,551	4,656
Professional, scientific, technical, administrative and support service activities	1,710	2,287	653	27	4,677	1,106	1,862
Public administration and defense, education, human health and social work activities	1,634	2,264	5,102	3,651	12,651	2,223	8,794
Other service activities	21,848	34,261	18,851	16,315	91,275	56,666	12,761
Of which:
Households	18,059	33,485	18,313	16,214	86,071	56,135	11,876
For House Purchase	140	1,526	11,967	14,705	28,338	26,773	1,425
Credit for consumption	15,292	28,854	5,776	1,306	51,228	26,425	9,511
Other purposes	2,628	3,105	570	202	6,505	2,937	940
Total Foreign	88,387	86,059	36,995	20,572	232,013	80,605	63,020
Total loans and advances (1)	132,181	138,710	83,591	50,539	405,021	143,970	128,869
(1)Includes loans and advances to customers included in “Financial assets at amortized cost”.

Loss Allowances on Loans and Advances
The following table provides information regarding the ratios of allowances for credit losses to total loans and net charge-offs to average loans for the periods indicated, in each case. For a discussion of accounting standards related to loss allowances on financial assets, see Note 2.2.1 to the Consolidated Financial Statements.

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2024	2023
	(In Millions of Euros)

Allowance for credit losses to total loans and advances at amortized cost outstanding	2.59%	2.75%
Allowance for credit losses	11,242	11,356
Domestic	4,270	4,373
Foreign	6,972	6,983
Total loans outstanding	434,005	412,916
Domestic	195,997	186,938
Foreign	238,008	225,978
Net loan charge-offs as a percentage of average loans and advances at amortized cost during the period
Domestic (1)	0.10%	0.26%
Non-financial corporations (1)	0.17%	0.37%
Net charge-offs during the period	78	334
Average loans outstanding	93,466	90,520
Individuals (1)	0.34%	0.24%
Net charge-offs during the period	157	226
Average loans outstanding	94,008	93,737
Other (1)	—	0.01%
Foreign (1)	0.86%	1.70%
Non-financial corporations (1)	0.49%	0.52%
Net charge-offs during the period	191	391
Average loans outstanding	79,455	75,530
Individuals (1)	3.56%	3.49%
Net charge-offs during the period	1,402	2,520
Average loans outstanding	79,430	72,204
Other (1)	—	—
Total loan charge-offs as a percentage of average loans and advances at amortized cost during the period (1)	0.90%	0.89%
Net charge-offs during the period	1,828	3,473
Average total loans and advances at amortized cost outstanding	411,093	389,605
(1) Annualized.
When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.
Our total net charge-offs to average loans at amortized cost ratio amounted to 0.90% for the six months ended June 30, 2024, compared with 0.89% for the year ended December 31, 2023 mainly due to an increase in charge-offs in the retail portfolio as a result of new Stage 3 entries in Colombia and Peru within a context of overall unfavorable macroeconomic conditions, and the effects of high inflation and tightening monetary policies in these geographies, which have weakened economic activity and led to higher write-offs, partially offset by decreases in charge-offs in the wholesale portfolio and increases in the loan portfolios in Spain and Mexico.
Our allowance for credit losses to total loans and advances at amortized cost decreased to 2.59% as of June 30, 2024 compared with 2.75% as of December 31, 2023.
Impaired Loans
Loans are considered to be credit-impaired under IFRS 9 if one or more events have occurred and they have a detrimental impact on the estimated future cash flows of the loan.

Amounts collected in relation to impaired financial assets at amortized cost are first applied to the outstanding interest and any excess amount is used to reduce the unpaid principal. The approximate amount of interest on our impaired loans which was included in profit attributable to parent company for the six months ended June 30, 2024 and 2023 was €209 million and €155 million, respectively.
The following table provides information regarding our impaired loans to customers, central banks and credit institutions as of the dates indicated:

	As of June 30,	As of December 31,
	2024	2023
	(In Millions of Euros)
Impaired loans
Domestic	7,597	7,682
Public sector	17	24
Other resident sector	7,581	7,658
Foreign	7,079	6,764
Public sector	11	1
Other non-resident sector	7,068	6,763
Total impaired loans	14,677	14,446
Allowance for credit losses	(11,242)	(11,316)
Impaired loans net of allowance	3,434	3,130
Impaired loans as a percentage of loans and advances at amortized cost	3.38%	3.49%
Impaired loans (net of allowance) as a percentage of loans and advances at amortized cost	0.79%	0.76%
Our total impaired loans amounted to €14,677 million as of June 30, 2024, a 1.6% increase compared with €14,446 million as of December 31, 2023.
Our allowance for credit losses includes loss reserve for impaired assets and loss reserve for unimpaired assets which present an expected credit loss. As of June 30, 2024, the allowance for credit losses amounted to €11,242 million, a 0.7% decrease compared with the €11,316 million recorded as of December 31, 2023.

LIABILITIES
Deposits
The principal components of our customer deposits recorded under “Financial liabilities at amortized cost” are domestic demand and time deposits and foreign demand and time deposits. The following tables provide information regarding the average amount of the following deposit categories recorded under “Financial liabilities at amortized cost” for the periods indicated:

	Average for the six months ended June 30,	Average for the year ended December 31,
	2024	2023
	(In Millions of Euros)
Demand deposits	321,440	318,212
Domestic	189,110	196,496
Foreign	132,330	121,716
Time deposits	121,873	115,889
Domestic	43,492	45,184
Foreign	78,381	70,706
Other	39,239	31,259
Domestic	24,909	19,441
Foreign	14,331	11,818
Total Domestic	257,510	261,121
Total Foreign	225,042	204,240
Total	482,552	465,360
Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates and changes in perceptions of the credit or liquidity profile of the Bank. For additional information on our deposits recorded under “Financial liabilities at amortized cost”, see Note 21 to the Unaudited Condensed Interim Consolidated Financial Statements.
Certain Ratios
The following table sets out certain ratios as of and for the six months ended June 30, 2024 and as of and for the year ended December 31, 2023:

	As of and for the six months ended June 30,	As of and for the year ended December 31,
	2024	2023
	(In Percentages)
Net interest margin (1)	3.34%	3.08%
Equity to assets ratio (2)	7.5%	7.1%
(1)Represents net interest income (annualized) as a percentage of average total assets.
(2)Represents average total equity (net assets) over average total assets.
EQUITY
The majority of the balance not explained in the subsections below is related to the conversion to euros of the financial statements balances from consolidated entities whose functional currency is not the euro.
Total equity
As of June 30, 2024, total equity amounted to €57,091 million, a 3.3% increase compared to the €55,265 million recorded as of December 31, 2023, mainly as a result of the increase in shareholders’ funds.
Shareholders’ funds
As of June 30, 2024, shareholders’ funds amounted to €69,656 million, a 2.5% increase compared to the €67,955 million recorded as of December 31, 2023.
Accumulated other comprehensive income (loss)
As of June 30, 2024, the accumulated other comprehensive loss amounted to €16,416 million, a 1.0% decrease compared to the €16,254 million loss recorded as of December 31, 2023.

Non-controlling interest
As of June 30, 2024, non-controlling interest amounted to €3,851 million, an 8.1% increase compared to €3,564 million recorded as of December 31, 2023, mainly due to the higher operating profit before tax recorded in Argentina for the six months ended June 30, 2024.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies
For a description of our critical accounting policies, see Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements, “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” in our 2023 Form 20-F and Note 2.2 to the Consolidated Financial Statements.
We consider certain of our critical accounting policies to be particularly important due to their effect on the financial reporting of our financial condition and results of operations and because they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of our consolidated financial statements. The nature of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the Unaudited Condensed Interim Consolidated Financial Statements. For information on the estimates made by the Group in preparing the Unaudited Condensed Interim Consolidated Financial Statement, see Note 1.4 to the Unaudited Condensed Interim Consolidated Financial Statements.
See Note 6.2.2 to the Unaudited Condensed Interim Consolidated Financial Statements for information on the measurement of expected credit loss.
Item 5A. Operating Results
Factors Affecting the Comparability of our Results of Operations and Financial Condition
Trends in Exchange Rates
We are exposed to foreign exchange rate risk in that our reporting currency is the euro, whereas certain of our subsidiaries and investees have different functional and accounting currencies, principally the Mexican peso, Turkish lira, Argentine peso, Colombian peso, Peruvian sol and U.S. dollar. For example, if these currencies depreciate against the euro, when the results of operations of our subsidiaries in the countries using these currencies are included in our consolidated financial statements, the euro value of their results declines, even if, in local currency terms, their results of operations and financial condition have remained the same. By contrast, the appreciation of these currencies against the euro would have a positive impact on the results of operations of our subsidiaries in the countries using these currencies when their results of operations are included in our consolidated financial statements. Accordingly, changes in exchange rates may limit the ability of our results of operations, stated in euro, to fully show the performance in local currency terms of our subsidiaries.
Except with respect to hyperinflationary economies, where all the components of the financial statements (including income statement items) of the relevant subsidiaries (in each case, for any period in which the economy was considered to be hyperinflationary) are converted at the period-end exchange rate, the assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the euro have been converted to the euro at the period-end exchange rates for inclusion in the Unaudited Condensed Interim Consolidated Financial Statements, and income statement items have been converted at the average exchange rates for the period. See Note 2.2.18 to the Consolidated Financial Statements for information on the application of IAS 29 “Financial Reporting in Hyperinflationary Economies”. The following table sets forth the exchange rates of the currencies of the main non-euro regions where we operate against the euro, expressed in local currency per €1.00 as averages for the six months ended June 30, 2024 and June 30, 2023, and as period-end exchange rates as of June 30, 2024 and as of December 31, 2023 according to the ECB.

	Average Exchange Rates		Period-End Exchange Rates (1)
	For the six months ended June 30, 2024	For the six months ended June 30, 2023	As of June 30, 2024	As of December 31, 2023
Mexican peso	18.5017	19.6495	19.5654	18.7231
Turkish lira			35.1868	32.6531
U.S. dollar	1.0812	1.0809	1.0705	1.1050
Argentine peso			975.8499	892.8124
Colombian peso	4,237.5031	4,963.9293	4,451.2460	4,223.3653
Peruvian sol	4.0485	4.0564	4.0857	4.1042
(1)The period-end exchange rate as of June 30, 2023 of the Turkish lira and the Argentine peso against the euro was 28.3193 and 278.4322, respectively.

During the six months ended June 30, 2024, the Mexican peso, the Colombian peso and the Peruvian sol appreciated against the euro in average terms compared with the average exchange rates in the same period of the prior year. On the other hand, the U.S. dollar slightly depreciated against the euro in average terms compared with the same period of the prior year. The income statement of BBVA Argentina for the six months ended June 30, 2024, has been significantly impacted by the decline of the Argentine peso over the past 12 months, including, in particular, the extraordinary devaluation of the Argentine peso against the euro in December 2023, as a result of the economic measures adopted by the new government. In terms of period-end exchange rates, the Mexican peso, the Colombian peso, the Turkish lira and the Argentine peso depreciated against the euro. On the other hand, the U.S. dollar and the Peruvian sol appreciated against the euro in terms of period-end exchange rates. The overall effect of changes in exchange rates was negative for the period-on-period comparison of the Group’s income statement (mainly due to the depreciation of the period-end exchange rates of the Turkish lira and the Argentine peso used to convert income statement items pursuant to IAS 21) and balance sheet.
When comparing two dates or periods in this report on Form 6-K we have sometimes excluded, where specifically indicated, the impact of changes in exchange rates by assuming constant exchange rates. In doing this, with respect to income statement amounts, we have used the average exchange rate for the more recent period for both periods (except with respect to hyperinflationary economies, where we have used the period-end exchange rate of the more recent period for both periods) and, with respect to balance sheet amounts, we have used the period-end exchange rate of the more recent period for both period ends.

Macroeconomic and geopolitical conditions
The Group is sensitive to the deterioration of economic conditions or the alteration of the institutional environment of the countries in which it operates, and especially Spain, Mexico and Turkey. Additionally, the Group is exposed to sovereign debt, especially in these geographical areas.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflict in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high, and they may lead to new supply shocks, GDP contraction and a resurge of inflation, paving the way for macroeconomic and financial instability episodes.
Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets. Moreover, some political events, such as the upcoming presidential elections in the United States and the recent elections in France, could be a source of instability in the coming months. Any of these factors could materially and adversely affect the Group’s business, financial condition and results of operations.
In addition, there is a risk of a sharp growth slowdown in China, which could adversely affect GDP in many regions. Although it may be possible to offset part of the growth slowdown in China through the adoption of certain fiscal, monetary and regulatory measures by authorities, there are risks related to tensions in the real estate markets, among others.
Further, the collapse of Silicon Valley Bank and UBS’s agreement to takeover Credit Suisse in early 2023 led to increased volatility, especially in the stock and interest rate markets, and have given rise to global banking concerns, including with respect to the concentration and quality of bank deposits and the debt holdings of certain banks.
Moreover, in the current context, one of the main risks is that inflation remains higher than expected, due to new supply shocks, related for example to the previously mentioned geopolitical and political risks or climate factors, due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors, such as the lowering of interest rates by central banks. Although significant inflationary pressures could lead to interest rates remaining higher than currently forecasted and could lead to a potential slowdown in economic growth as well as financial tensions.
In recent years, the Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, which have led to a rise in both interest revenue and expenses and a shift from deposits towards higher profitability investments (including mutual funds). The prevalence of high interest rates could adversely affect the Group by generating mark-to-market losses on securities portfolios, reducing the demand for credit, increasing funding costs and leading to an increase in the default rate of its borrowers and other counterparties, adversely affecting the amount of deposits if remuneration thereof is not increased accordingly and otherwise affecting margins. On the other hand, the process of reducing interest rates has already begun in many geographies. The ECB cut the interest rate of its deposit facility from 4.0% to 3.75% in June 2024 and more cuts are expected to be gradually announced moving ahead. In the United States, the Federal Reserve is expected to start a cautious monetary easing cycle during the second half of 2024. However, as indicated above, persistent inflation may put a halt to any such reductions.
Further, the Group’s results of operations have also been affected in recent years by the high inflation in all countries in which BBVA operates, especially Turkey and Argentina. In particular, the Turkish economy has been considered hyperinflationary since the first half of 2022. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy”. Inflation has led to higher expenses and its effects have been considered on the macroeconomic forecasts used to calculate expected credit losses of the BBVA Group for the six months ended June 30, 2024. On the other hand, inflation-linked bonds in Turkey have positively contributed to the results of operations of the BBVA Group for the six months ended June 30, 2024. The CBRT has strengthened its macroprudential policy toolkit and revised the reserve requirement regulation, among others. With this new regulation, reserve requirements, which used to apply to the liability side of balance sheets only, also apply to the asset side of balance sheets, including Turkish lira-denominated commercial cash loans (subject to certain exceptions). For additional information on measures adopted by the CBRT, see “Other Matters—Regulatory Update for Turkey”.

While there have been increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, economic conditions remain relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. The earthquakes of February 2023 deepened Turkey’s economic struggles. In addition to the vast human losses, the earthquakes and government’s response thereto added to mounting inflation and budget risks. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of our clients (both individual and corporate). The regulatory and macroprudential policies affecting the banking sector, including measures adopted to increase the weight of Turkish lira-denominated assets and liabilities of the banking system, and economic conditions in Turkey, including changes in official interest rates (with Turkey’s real interest rate still being negative given the high inflation) have affected and may continue to affect the Group’s results, and there can be no assurance that adverse developments in the Turkish economy and institutional and regulatory environment will not have a material adverse effect on the Group’s business, financial condition and results of operations.
In Spain, political, regulatory and economic uncertainties have increased since the July 2023 general elections and the elections in Catalonia in May 2024 and there is a risk that policies could be adopted that have an adverse impact on the economy or our business. There is also a risk that political tensions in other European countries, such as those observed after the recent elections in France, could to some extent affect Spain.
In Mexico, economic activity has expanded at a relatively high pace throughout 2023 and the first half of 2024, despite some moderation since the fourth quarter of 2023, due to the dynamism of private consumption, the resilience of the manufacturing sector, the effects on private investment of the prospects for the relocation of manufacturing production outside of China (nearshoring) and the impact of larger public spending on the construction sector, in a context of relatively high growth in the United States. Despite the growth in economic activity, there is high uncertainty related mainly to the June 2024 general elections and potential policies that may be adopted by the new government, which has already caused significant financial volatility. There is also the risk that the U.S. presidential election process may be a source of volatility in the Mexican markets.
In Argentina, the risk of economic and financial turbulence persists in a context in which the new government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustment to reduce inflation. The significant exchange rate devaluation implemented in December 2023 and the recently-announced strong fiscal adjustment have further reinforced short-term inflationary pressures.
In Colombia and Peru, climate-related factors, political tensions and greater social conflict could have a negative impact on the economy.
Operating Environment
Except where otherwise indicated, forecasts and expectations expressed here are those published by BBVA Research.
Our results of operations are dependent, to a large extent, on the level of demand for our products and services (primarily loans and deposits but also intermediation of financial products such as sovereign or corporate debt) in the countries in which we operate. Demand for our products and services in those countries is affected by the performance of their respective economies in terms of Gross Domestic Product (“GDP”), as well as prevailing levels of employment, inflation and, particularly, interest rates. Typically, the demand for loans and saving products correlates positively with income, which correlates in turn with GDP, employment and corporate profits evolution. Interest rates have a direct impact on banking results as the banking activity mainly relies on the generation of positive interest margins by paying lower interest on liabilities, primarily deposits, than the interest received on assets, primarily loans. However, it should be noted that higher interest rates, all else being equal, also reduce the demand for banking loans, increase the cost of funding of the banking business and typically lead to an increase in default rates.
Economic growth in the six months ended June 30, 2024 has generally been stronger than expected, and inflation has halted its downward trend in recent months. Although tight monetary conditions continue to affect the economy through traditional channels, their effects on activity and price dynamics have been partially offset by factors such as the expansive tone of fiscal policy, the dynamism of the services sector, and still high liquidity.

Despite its recent resilience, BBVA Research expects a further demand moderation to pave the way for relatively low global GDP growth as well as a slowdown in inflation from current levels over the coming months. Specifically, global growth is forecast to decline from 3.3% in 2023 to 3.1% in 2024. In the United States, growth is expected to continue to soften, but better-than-expected data in recent months supports an upward revision of this year's GDP forecast to 2.2%, 30 basis points above the previous forecast and 30 basis points below the growth recorded in 2023. In the Eurozone, the 2024 growth forecast remains unchanged at 0.7%; activity is expected to gradually recover after being nearly stagnant for much of 2023, when GDP grew by just 0.5%. In China, despite the dynamism observed in the early months of the year, structural factors are expected to continue weighing negatively, with GDP growth forecast to be 4.6% this year, unchanged from the previous forecast and below the 2023 growth rate of 5.2%.
In this context of moderate growth and additional inflation slowdown prospects, the European Central Bank (the “ECB”) decided to cut its interest rates by 25 basis points in June, bringing the deposit facility rate to 3.75%, and the Federal reserve (the “Fed”) is expected to soon begin its monetary easing cycle. According to BBVA Research, benchmark interest rates are expected to fall to around 5.0% in the United States and 3.25% in the Eurozone, following two 25 basis point cuts in each region during the second half of 2024. Interest rates are likely to continue falling throughout 2025. However, they are expected to remain relatively high, above pre-pandemic levels, due to potential inflationary pressures caused by geopolitical factors such as the war in Ukraine and the armed conflict in the Middle East, as well as other factors like protectionist policies, the expansive tone of fiscal policy, and climate shocks. Indeed, these factors, along with the current political context in the United States and Europe, increase uncertainty about the global economy's evolution and the risk of inflation and interest rates being higher than currently anticipated.
In Spain, recent indicators continue to show economic activity dynamism, largely due to service exports, fiscal policy, European recovery funds, and the increase in the labor force caused by higher immigration flows and rising employment levels. In this context, BBVA Research has revised its 2024 GDP growth forecast upward, from 2.1% to 2.5%, the same rate recorded in 2023 and significantly higher than the forecast for the Eurozone. On the other hand, annual inflation reached 3.4% in June 2024 and is expected to remain close to this level during the second half of the year.
In Mexico, economic growth lost some of its dynamism in the first half of 2024 due to an economic slowdown in the United States, still-high interest rates, and investment moderation. Thus, after growing by 3.2% in 2023, GDP growth is expected to moderate to 2.5% in 2024, still supported by strong private consumption. Annual inflation temporarily increased in recent months to 5.0% in June but is expected to resume its downward trend in the short term. According to BBVA Research, inflation is likely to close 2024 at around 4.3%. In this context, official interest rates, which stood at 11.00% in June 2024 after a 25 basis point cut in March, are expected to continue declining, albeit at a slower pace than previously anticipated, converging to around 10.5% by the end of the year. Additionally, following the general elections held in June, financial markets experienced turbulence, and the peso depreciated significantly. Although financial volatility has moderated recently and the peso has recovered some of its losses, there remains high uncertainty about future public policies and, consequently, about the evolution of the Mexican economy.
In Turkey, there are growing signs of economic policy normalization in general, and in monetary policy in particular, since the general elections held in May 2023, indicating a gradual correction of current macroeconomic distortions. In this regard, benchmark interest rates have increased from 8.5% at the start of last year to 50.0% in March 2024, and other counter-cyclical measures have been announced, favoring the stabilization of the exchange rate and an incipient moderation of annual inflation, which reached 71.6% in June. Economic growth is expected to moderate from 4.5% in 2023 to 3.5% in 2024, despite a still resilient demand, that remains somewhat supported by expansive fiscal policy. Despite still-high uncertainty, it is likely that the expected moderation in growth and the more restrictive tone of economic policies will favor a further reduction of inflation to around 43% by the end of 2024.
In Argentina, the significant fiscal consolidation, the relative stabilization of the exchange rate, and the sharp contraction in economic activity have led to a gradual moderation in inflation in recent months. Despite the uncertainty and associated risks, BBVA Research expects that ongoing adjustments, possibly supplemented by additional measures, could pave the way for continued annual inflation slowdown throughout the year. On the other hand, although the severe economic downturn might soon reverse, the GDP is expected to contract by about 4.0% in 2024, following a 1.6% decline in 2023.
In Colombia, following a period of economic weakness during 2023 and to some extent also at the start of 2024, BBVA Research forecasts a recovery beginning in mid-2024. Further reduction in inflation, which reached 7.2% in June and is expected to decrease to around 5.4% in December, along with a decline in interest rates from 11.25% in June to around 8.5% in December, will likely boost GDP growth to 1.8% this year from the 0.6% recorded in 2023.

In Peru, BBVA Research expects economic activity to continue recovering throughout 2024, supported by more favorable weather conditions and relatively high terms of trade. Relatively controlled inflation (2.3% in June, likely remaining around this level in the second half of 2024) and the gradual reduction of interest rates (from 5.75% in June to around 5.00% in December 2024) should also enhance economic dynamism moving forward. Thus, GDP is expected to grow around 2.9% this year, 20 basis points above the previous forecast and significantly higher than the growth observed in 2023 (-0.6%).

BBVA Group results of operations for the six months ended June 30, 2024 compared to the six months ended June 30, 2023
The table below shows the Group’s unaudited condensed interim consolidated income statements for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Interest and other income	30,680	21,897	40.1
Interest expense	(17,687)	(10,487)	68.6
Net interest income	12,993	11,410	13.9
Dividend income	76	73	3.7
Share of profit or loss of entities accounted for using the equity method	20	14	36.3
Fee and commission income	6,149	4,498	36.7
Fee and commission expense	(2,307)	(1,590)	45.1
Net gains (losses) on financial assets and liabilities (1)	1,489	469	217.4
Exchange differences, net	398	304	31.0
Other operating income	310	333	(6.7)
Other operating expense	(2,415)	(1,944)	24.3
Income on insurance and reinsurance contracts	1,800	1,645	9.4
Expense on insurance and reinsurance contracts	(1,066)	(1,065)	0.1
Gross income	17,446	14,148	23.3
Administration costs	(6,100)	(5,262)	15.9
Personnel expense	(3,633)	(3,081)	17.9
Other administrative expense	(2,467)	(2,181)	13.1
Depreciation and amortization	(759)	(676)	12.3
Net margin before provisions (2)	10,586	8,209	29.0
Provisions or reversal of provisions	(38)	(129)	(70.3)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,839)	(1,993)	42.5
Impairment or reversal of impairment on non-financial assets	30	(13)	n.m. (3)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net and Impairment or reversal of impairment of investments in joint ventures and associates	51	18	181.7
Negative goodwill recognized in profit or loss	—	—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	(10)	29	n.m. (3)
Operating profit / (loss) before tax	7,780	6,122	27.1
Tax expense or income related to profit or loss from continuing operations	(2,525)	(1,978)	27.6
Profit / (loss)	5,255	4,144	26.8
Profit / (loss) attributable to parent company	4,994	3,878	28.8
Profit / (loss) attributable to non-controlling interests	261	266	(1.9)
(1)Comprises the following income statement line items contained in the Unaudited Condensed Interim Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net” and “Gains (losses) from hedge accounting, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
The changes in our unaudited condensed interim consolidated income statements for the six months ended June 30, 2024 compared with the same period of 2023 were as follows:
Net interest income
Net interest income for the six months ended June 30, 2024 amounted to €12,993 million, a 13.9% increase compared with the €11,410 million recorded for the six months ended June 30, 2023, mainly as a result of:
•the higher yield of the non-financial corporations and households loan portfolio in Spain;

•the higher contribution from the wholesale and retail loan portfolios (in terms of volume and yield) and, to a lesser extent, the securities portfolio (in terms of volume), supported by the appreciation of the Mexican peso against the euro and, with respect to the yield, the high interest rate environment in Mexico (although BANXICO has slightly reduced interest reference rates in the first half of 2024); and
•increases in the yield of retail and commercial loans in Argentina, due to increases in interest rates, although central banks in South America have started to reduce interest reference rates in the first quarter of 2024, and increases in South America in the yield of the securities portfolio and in the volume of the retail and commercial loan portfolios.
The period-on-period increase was partially offset by the overall higher funding costs, due to the interest rate increases, the higher interest expense on Turkish lira-denominated deposits due to the higher volume of deposits and the higher interest rates paid on them, the higher wholesale and swap funding costs in Turkey and the depreciation of the Turkish lira and the Argentine peso against the euro.
Fee and commission income
The table below provides a breakdown of fee and commission income for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Bills receivables	10	13	(17.2)
Demand accounts	150	165	(9.2)
Credit and debit cards and POS (1)	3,273	1,968	66.3
Checks	86	89	(3.7)
Transfers and other payment orders	455	422	7.9
Insurance product commissions	224	180	24.3
Loan commitments given	169	139	21.4
Other commitments and financial guarantees given	258	225	15.0
Asset management	793	670	18.4
Securities fees	184	148	23.9
Custody securities	105	100	4.9
Other fees and commissions	441	379	16.4
Fee and commission income	6,149	4,498	36.7
(1) Point Of Sale.
Fee and commission income increased by 36.7% to €6,149 million for the six months ended June 30, 2024 from the €4,498 million recorded for the six months ended June 30, 2023, primarily due to the increase in payment systems fees and, to a significantly lesser extent, brokerage fees (Credit and debit cards and POS and Securities fees, respectively), supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT (see “Other Matters—Regulatory Update for Turkey”), the increased volume of transactions by credit card customers and asset management activities in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Fee and commission expense
The breakdown of fee and commission expense for the six months ended June 30, 2024 and 2023 is as follows:

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Demand accounts	3	2	54.1
Credit and debit cards and POS (1)	1,630	1,022	59.6
Transfers and other payment orders	80	75	7.2
Commissions for selling insurance	27	24	11.3
Custody securities	42	42	(0.8)
Other fees and commissions	524	425	23.5
Fee and commission expense	2,307	1,590	45.1
(1) Point Of Sale.

Fee and commission expense increased by 45.1% to €2,307 million for the six months ended June 30, 2024 from the €1,590 million recorded for the six months ended June 30, 2023, primarily due to the increase in fees paid by the Group in connection with the increase in payment systems fees and brokerage fees in Turkey and, to a lesser extent, the increased volume of transactions by credit card customers and asset management activities in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Net gains (losses) on financial assets and liabilities
Net gains on financial assets and liabilities increased to €1,489 million for the six months ended June 30, 2024 from the net gain of €469 million recorded for the six months ended June 30, 2023, mainly due to: (i) the impact of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio recorded in the Corporate Center (the six months ended June 30, 2023 were negatively affected by the depreciation of the Turkish Lira on foreign currency hedges), (ii) the higher gains from the Global Markets units in Spain and Mexico, resulting from foreign currency hedges, (iii) the higher gains from the debt securities portfolios primarily in Spain and Argentina, and, to a lesser extent, (iv) certain ALCO portfolio sales.
The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	128	(1)	n.m. (1)
Financial assets at fair value through other comprehensive income	118	(34)	n.m. (1)
Financial assets at amortized cost	9	35	(74.8)
Other financial assets and liabilities	1	(2)	n.m. (1)
Gains (losses) on financial assets and liabilities held for trading, net	991	283	250.8
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	53	(35)	n.m. (1)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	219	150	45.9
Gains (losses) from hedge accounting, net	98	73	34.7
Net gains (losses) on financial assets and liabilities	1,489	469	217.4
(1)Not meaningful.
Gains on derecognition of financial assets and liabilities not measured at fair value through profit or loss for the six months ended June 30, 2024 amounted to €128 million, compared with the €1 million loss recorded for the six months ended June 30, 2023, mainly as a result of the abovementioned higher gains from the debt securities portfolios in Spain, within a still high interest rate environment.
Gains on financial assets and liabilities held for trading increased to €991 million in the six months ended June 30, 2024 from €283 million in the six months ended June 30, 2023, mainly as a result of the abovementioned impact of the appreciation of the Mexican peso on foreign currency hedges and the higher gains from the Global Markets units in Spain and Mexico, resulting from foreign currency hedges.
Gains on financial assets and liabilities designated at fair value through profit or loss increased by 45.9% to €219 million in the six months ended June 30, 2024 from €150 million in the six months ended June 30, 2023.
Exchange differences, net
Exchange differences increased by 31.0% to a €398 million gain for the six months ended June 30, 2024 from a €304 million gain for the six months ended June 30, 2023 mainly as a result of the exchange rate differences recognized in Spain and Turkey.
Other operating income and other operating expense
Other operating income for the six months ended June 30, 2024 decreased by 6.7% to €310 million from €333 million recorded for the six months ended June 30, 2023, mainly as a result of the lower gains from non-financial services transactions in Spain and the depreciation of the Turkish lira and the Argentine peso against the euro, partially offset by the appreciation of the Mexican peso against the euro.

Other operating expense for the six months ended June 30, 2024 amounted to €2,415 million, a 24.3% increase compared with the €1,944 million recorded for the six months ended June 30, 2023, mainly driven by the higher adjustment for hyperinflation in Argentina (which monetary loss amounted to €1,020 million compared to the €571 million recorded for the six months ended June 30, 2023) and, to a lesser extent, the higher expense recorded in connection with the temporary tax on credit institutions and financial credit establishments in Spain corresponding to the year 2024 (totaling €285 million in the six months ended June 30, 2024 (half of which was paid in the six months ended June 30, 2024, with the other half expected to be paid in the third quarter of 2024 and recorded as a provision), compared to €225 million in the six months ended June 30, 2023) and the appreciation of the Mexican peso against the euro, partially offset by the lower adjustment for hyperinflation in Turkey (€190 million and €237 million in the six months ended June 30, 2024 and 2023, respectively) and the depreciation of the Turkish lira and the Argentine peso against the euro.
Income and expense on insurance and reinsurance contracts
Income on insurance and reinsurance contracts for the six months ended June 30, 2024 was €1,800 million, a 9.4% increase compared with the €1,645 million recorded for the six months ended June 30, 2023, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales in Mexico and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Expense on insurance and reinsurance contracts for the six months ended June 30, 2024 was €1,066 million, compared with the €1,065 million expense recorded for the six months ended June 30, 2023.
Administration costs
Administration costs, which include personnel expense and other administrative expense, for the six months ended June 30, 2024 amounted to €6,100 million, a 15.9% increase compared with the €5,262 million recorded for the six months ended June 30, 2023, mainly as a result of the higher personnel expenses driven by the increase in the number of employees in Mexico and Turkey, the increase in general expenses related to technology driven to a great extent by inflation in the main countries where the BBVA Group operates and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
The table below provides a breakdown of personnel expense for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,731	2,358	15.8
Social security costs	486	410	18.5
Defined contribution plan expense	86	69	24.1
Defined benefit plan expense	31	23	35.3
Other personnel expense	300	221	35.7
Personnel expense	3,633	3,081	17.9
The table below provides a breakdown of other administrative expense for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Technology and systems	881	799	10.2
Communications	132	107	22.7
Advertising	199	164	21.3
Property, fixtures and materials	284	249	14.4
Taxes other than income tax	260	228	14.1
Surveillance and cash courier services	125	120	4.2
Other expense	587	515	14.0
Other administrative expense	2,467	2,181	13.1

Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2024 was €759 million, a 12.3% increase compared with the €676 million recorded for the six months ended June 30, 2023, mainly due to the increase in the depreciation expense related to IT equipment in Mexico and Turkey and the appreciation of the Mexican peso against the euro, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
Provisions or reversal of provisions
Provisions or reversal of provisions for the six months ended June 30, 2024 amounted to an expense of €38 million, a 70.3% decrease compared with the €129 million expense recorded for the six months ended June 30, 2023, mainly due to the lower provisions for contingent risks recorded in Turkey (in the six months ended June 30, 2023 provisions were recorded in connection with the February 2023 earthquakes in Turkey), the reversal of provisions related to certain investments in associates and the depreciation of the Turkish lira and the Argentine peso against the euro.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2024 was an expense of €2,839 million, a 42.5% increase compared with the €1,993 million expense recorded for the six months ended June 30, 2023, mainly due to higher Stage 3 entries in the retail loan portfolios (in particular, credit cards and consumer loans), as a result of the larger loan portfolio within an inflationary environment in Mexico and, to a lesser extent, in Colombia, Peru, Spain and Turkey, partially offset by the depreciation of the Turkish lira and the Argentine peso against the euro.
The table below provides a breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Financial assets at fair value through other comprehensive income	59	35	69.2
Financial assets at amortized cost	2,781	1,958	42.0
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	2,839	1,993	42.5
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax for the six months ended June 30, 2024 amounted to €7,780 million, a 27.1% increase compared with the €6,122 million recorded for the six months ended June 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations for the six months ended June 30, 2024 amounted to €2,525 million, a 27.6% increase compared with the €1,978 million expense recorded for the six months ended June 30, 2023, mainly due to the higher operating profit before tax, in particular in Spain and, to a lesser extent, Turkey and Mexico. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit / (loss)
As a result of the foregoing, profit for the six months ended June 30, 2024 amounted to €5,255 million, a 26.8% increase from the €4,144 million recorded for the six months ended June 30, 2023.
Profit / (loss) attributable to parent company
As a result of the foregoing, profit attributable to parent company for the six months ended June 30, 2024 amounted to €4,994 million, a 28.8% increase from the €3,878 million recorded for the six months ended June 30, 2023.
Profit / (loss) attributable to non-controlling interests
Profit attributable to non-controlling interests for the six months ended June 30, 2024 decreased by 1.9% to €261 million from the €266 million profit attributable to non-controlling interests recorded for the six months ended June 30, 2023.

Results of operations by operating segment for the six months ended June 30, 2024 compared with the six months ended June 30, 2023
The information contained in this section is presented under management criteria; however, for the six months ended June 30, 2024 and 2023, there are no differences between the sum of the income statements of our operating segments and the Corporate Center (calculated in accordance with management criteria used to report segment financial information) and the consolidated income statement of the Group. The tables set forth below show the income statement of our operating segments, the Corporate Center and the Group for the periods indicated.
For certain relevant information concerning the preparation and presentation of the financial information included in this report, including certain recent intra-group reallocations, see “Presentation of Financial Information—Changes in Intra-Group Adjustments”.

	For the six months ended June 30, 2024
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	3,211	5,968	605	3,075	335	(201)	12,993
Net fees and commissions	1,144	1,269	905	410	138	(24)	3,842
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	358	397	601	391	204	(65)	1,886
Other operating income and expense, net (2)	(88)	276	(219)	(1,236)	2	(10)	(1,276)
Gross income	4,626	7,910	1,892	2,639	678	(300)	17,446
Administration costs	(1,453)	(2,150)	(810)	(1,131)	(309)	(247)	(6,100)
Depreciation and amortization	(183)	(253)	(99)	(103)	(15)	(107)	(759)
Net margin before provisions (3)	2,990	5,508	983	1,405	355	(654)	10,586
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(335)	(1,553)	(152)	(755)	(46)	1	(2,839)
Provisions or reversal of provisions and other results	(52)	(17)	82	(25)	(3)	48	33
Operating profit / (loss) before tax	2,603	3,938	914	625	306	(606)	7,780
Tax expense or income related to profit or loss from continuing operations	(811)	(1,079)	(498)	(116)	(71)	51	(2,525)
Profit / (loss)	1,792	2,858	416	509	235	(555)	5,255
Profit / (loss) attributable to non-controlling interests	(1)	(1)	(64)	(192)	—	(2)	(261)
Profit / (loss) attributable to parent company	1,790	2,858	351	317	235	(557)	4,994
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the six months ended June 30, 2023
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income / (expense)	2,544	5,264	980	2,503	260	(140)	11,410
Net fees and commissions	1,093	1,017	285	411	132	(30)	2,909
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	218	315	394	268	173	(595)	773
Other operating income and expense, net (2)	(224)	178	(180)	(767)	—	49	(944)
Gross income	3,630	6,774	1,480	2,415	566	(716)	14,148
Administration costs	(1,355)	(1,849)	(531)	(1,002)	(260)	(265)	(5,262)
Depreciation and amortization	(190)	(223)	(61)	(89)	(12)	(101)	(676)
Net margin before provisions (3)	2,086	4,702	888	1,324	293	(1,083)	8,209
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(240)	(1,136)	(55)	(539)	(23)	—	(1,993)
Provisions or reversal of provisions and other results	(51)	5	(47)	(13)	6	6	(94)
Operating profit / (loss) before tax	1,794	3,570	786	772	277	(1,077)	6,122
Tax expense or income related to profit or loss from continuing operations	(581)	(966)	(170)	(226)	(61)	25	(1,978)
Profit / (loss) from continuing operations	1,213	2,604	616	546	216	(1,051)	4,144
Profit / (loss) from discontinued operations, net and Other	—	—	—	—	—	—	—
Profit / (loss)	1,213	2,604	616	546	216	(1,051)	4,144
Profit / (loss) attributable to non-controlling interests	(1)	—	(92)	(185)	—	12	(266)
Profit / (loss) attributable to parent company	1,212	2,604	524	361	216	(1,039)	3,878
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income from insurance and reinsurance contracts”, “Expense from insurance and reinsurance contracts”, “Other operating income” and “Other operating expense”.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

SPAIN

	For the six months ended June 30, 2024
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	3,211	2,544	26.2
Net fees and commissions	1,144	1,093	4.7
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	358	218	64.3
Other operating income and expense, net	(285)	(415)	(31.3)
Income and expense on insurance and reinsurance contracts	197	192	3.0
Gross income	4,626	3,630	27.4
Administration costs	(1,453)	(1,355)	7.2
Depreciation and amortization	(183)	(190)	(3.8)
Net margin before provisions (2)	2,990	2,086	43.4
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(335)	(240)	39.3
Provisions or reversal of provisions and other results	(52)	(51)	1.0
Operating profit / (loss) before tax	2,603	1,794	45.1
Tax expense or income related to profit or loss from continuing operations	(811)	(581)	39.6
Profit from continuing operations	1,792	1,213	47.8
Profit / (loss) from discontinued operations, net and Other	—	—	—
Profit	1,792	1,213	47.8
Profit attributable to non-controlling interests	(1)	(1)	30.2
Profit attributable to parent company	1,790	1,212	47.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2024 amounted to €3,211 million, a 26.2% increase compared with the €2,544 million recorded for the six months ended June 30, 2023, mainly as a result of the higher yield of the non-financial corporations and households loan portfolios, supported by the higher interest rate environment, partially offset by higher funding costs. Net interest income of this operating segment for the six months ended June 30, 2024 and 2023 includes the interest accrued from funds obtained under the TLTRO III program. In addition, the repayment of the TLTRO III program was initiated in December 2022 and, as of June 30, 2024, all funds obtained under the TLTRO III program had been repaid. The net interest margin over average total assets of this operating segment amounted to 1.45% for the six months ended June 30, 2024, compared with 1.17% for the six months ended June 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2024 amounted to €1,144 million, a 4.7% increase compared with the €1,093 million recorded for the six months ended June 30, 2023, mainly due to the increase in fees related to asset management activities.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and exchange differences of this operating segment for the six months ended June 30, 2024 was a net gain of €358 million, a 64.3% increase compared with the €218 million net gain recorded for the six months ended June 30, 2023, mainly due to certain ALCO portfolio sales, the positive results of the Global Markets unit, higher gains from the debt securities portfolios and, to a lesser extent, positive exchange differences.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2024 amounted to a €285 million expense, a 31.3% decrease compared with the €415 million expense recorded for the six months ended June 30, 2023. As of June 30, 2024, BBVA was not required to make any contributions to the ECB’s Single Resolution Fund, since its constitution has been completed. In addition, as of June 30, 2023, BBVA had satisfied in full the amount to be paid by it at a global level under the ECB’s Single Resolution Fund (with the last payment being provisioned in the six months ended June 30, 2023). As of June 30, 2024, the estimated impact of the temporary tax on credit institutions and financial credit establishments in Spain corresponding to the year 2024 amounting to €285 million was recorded under “Other operating expense” (half of which was paid in the six months ended June 30, 2024, with the other half expected to be paid in the third quarter of 2024 and recorded as a provision, compared to the €225 million estimated and recorded in the six months ended June 30, 2023).
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2024 was €197 million, a 3.0% increase compared with the €192 million income recorded for the six months ended June 30, 2023.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2024 amounted to €1,453 million, a 7.2% increase compared with the €1,355 million recorded for the six months ended June 30, 2023, mainly as a result of the increase in general expenses related to IT equipment (driven by inflation), and, to a lesser extent, personnel expenses.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2024 was €183 million, a 3.8% decrease compared with the €190 million recorded for the six months ended June 30, 2023.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2024 amounted to a €335 million expense, a 39.3% increase compared with the €240 million expense recorded for the six months ended June 30, 2023, mainly due to certain Stage 3 entries in the retail portfolio (due to the larger loan portfolio and the high interest rates).
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2024 was a €52 million expense, an 1.0% increase compared with the €51 million expense recorded for the six months ended June 30, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2024 was €2,603 million, a 45.1% increase compared with the €1,794 million profit recorded for the six months ended June 30, 2023.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2024 was an expense of €811 million, a 39.6% increase compared with the €581 million expense recorded for the six months ended June 30, 2023, as a result of the higher operating profit before tax recorded for the six months ended June 30, 2024. Amounts paid by BBVA under the temporary tax on credit institutions and financial credit establishments in Spain are a non-deductible expense for tax purposes.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2024 amounted to €1,790 million, a 47.8% increase compared with the €1,212 million profit recorded for the six months ended June 30, 2023.

MEXICO

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	5,968	5,264	13.4
Net fees and commissions	1,269	1,017	24.8
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	397	315	26.1
Other operating income and expense, net	(170)	(141)	20.8
Income and expense on insurance and reinsurance contracts	446	319	39.8
Gross income	7,910	6,774	16.8
Administration costs	(2,150)	(1,849)	16.3
Depreciation and amortization	(253)	(223)	13.4
Net margin before provisions (2)	5,508	4,702	17.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,553)	(1,136)	36.6
Provisions or reversal of provisions and other results	(17)	5	n.m. (3)
Operating profit / (loss) before tax	3,938	3,570	10.3
Tax expense or income related to profit or loss from continuing operations	(1,079)	(966)	11.8
Profit	2,858	2,604	9.8
Profit attributable to non-controlling interests	(1)	—	8.6
Profit attributable to parent company	2,858	2,604	9.8
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
In the six months ended June 30, 2024, the Mexican peso appreciated by 6.2% against the euro in average terms compared with the six months ended June 30, 2023, resulting in a positive exchange rate effect on our consolidated income statement for the six months ended June 30, 2024 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2024 amounted to €5,968 million, a 13.4% increase compared with the €5,264 million recorded for the six months ended June 30, 2023, mainly as a result of the higher contribution from the wholesale and retail loan portfolios (in terms of volume and yield) and, to a lesser extent, the securities portfolio (in terms of volume), supported by the appreciation of the Mexican peso against the euro and (with respect to the yield), the high interest rate environment (although BANXICO has slightly reduced interest reference rates in the first half of 2024), partially offset by the higher wholesale funding costs and the effect of the appreciation of the Mexican peso against the euro on interest expense. At constant exchange rates, there was a 6.8% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 6.72% for the six months ended June 30, 2024, compared with 6.88% for the six months ended June 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2024 amounted to €1,269 million, a 24.8% increase compared with the €1,017 million recorded for the six months ended June 30, 2023, mainly due to the increased volume of transactions by credit card customers and asset management activities and the appreciation of the Mexican peso against the euro. At a constant exchange rate, there was a 17.5% period-on-period increase.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the six months ended June 30, 2024 were €397 million, a 26.1% increase compared with the €315 million gain recorded for the six months ended June 30, 2023, mainly as a result of higher gains from the Global Markets unit, resulting from foreign currency hedges and the higher interest rates, and the appreciation of the Mexican peso against the euro. At constant exchange rates, there was an 18.8% period-on-period increase.

Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2024 was an expense of €170 million, a 20.8% increase compared with the €141 million expense recorded for the six months ended June 30, 2023, mainly as a result of the higher contributions made to the Deposit Guarantee Fund and, to a lesser extent, the appreciation of the Mexican peso against the euro, partially offset by the higher income from non-financial services related to real estate. At constant exchange rates, there was a 13.8% period-on-period increase.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2024 was €446 million, a 39.8% increase compared with the €319 million income recorded for the six months ended June 30, 2023, mainly due to the increase in insurance premiums, attributable in part to the higher insurance sales and the appreciation of the Mexican peso against the euro, partially offset by the higher insurance premiums paid to third parties. At constant exchange rates, net income and expense on insurance and reinsurance contracts increased by 31.6%.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2024 were €2,150 million, a 16.3% increase compared with the €1,849 million recorded for the six months ended June 30, 2023, mainly as a result of the higher personnel expenses driven by the increase in the number of employees and, to a lesser extent, in salaries, the higher general expenses related to IT equipment and the appreciation of the Mexican peso against the euro. At a constant exchange rate, administration costs increased by 9.5%.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2024 was €253 million, a 13.4% increase compared with the €223 million recorded for the six months ended June 30, 2023, mainly due to the increase in the depreciation expense related to IT equipment and the appreciation of the Mexican peso against the euro. At a constant exchange rate, depreciation and amortization increased by 6.7%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2024 was a €1,553 million expense, a 36.6% increase compared with the €1,136 million expense recorded for the six months ended June 30, 2023, mainly due to higher Stage 3 entries in the retail loan portfolio (in particular, credit cards and consumer loans), commensurate with the larger loan portfolio, and the appreciation of the Mexican peso against the euro. At a constant exchange rate, impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification increased by 28.6%.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2024 were a €17 million expense compared with the €5 million income recorded for the six months ended June 30, 2023, mainly due to the higher provisions related to contingent risks.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2024 was €3,938 million, a 10.3% increase compared with the €3,570 million recorded for the six months ended June 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2024 was €1,079 million, an 11.8% increase compared with the €966 million expense recorded for the six months ended June 30, 2023, mainly as a result of the higher operating profit before tax.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2024 amounted to €2,858 million, a 9.8% increase compared with the €2,604 million recorded for the six months ended June 30, 2023.

TURKEY

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	605	980	(38.3)
Net fees and commissions	905	285	217.2
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	601	394	52.5
Other operating income and expense, net	(245)	(204)	20.2
Income and expense on insurance and reinsurance contracts	26	24	10.2
Gross income	1,892	1,480	27.9
Administration costs	(810)	(531)	52.5
Depreciation and amortization	(99)	(61)	62.1
Net margin before provisions (2)	983	888	10.8
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(152)	(55)	178.0
Provisions or reversal of provisions and other results	82	(47)	n.m. (3)
Operating profit / (loss) before tax	914	786	16.2
Tax expense or income related to profit or loss from continuing operations	(498)	(170)	192.7
Profit	416	616	(32.5)
Profit attributable to non-controlling interests	(64)	(92)	(29.7)
Profit attributable to parent company	351	524	(33.0)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
(3)Not meaningful.
As of June 30, 2024, the Turkish lira depreciated by 7.2% against the euro compared to June 30, 2023 (i.e., the period-end exchange rates of the Turkish lira used to convert income statement items pursuant to IAS 21 for the six months ended June 30, 2024 and 2023, respectively), adversely affecting the results of operations of the Turkey operating segment for the six months ended June 30, 2024 expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
Since the first half of 2022, the Turkish economy has been considered to be hyperinflationary as defined by IAS 29 “Financial Reporting in Hyperinflationary Economies”. See “Presentation of Financial Information—Designation of Turkey as a Hyperinflationary Economy” for information on the impact of hyperinflation accounting.
Regulation and monetary policy, including the liraization strategy adopted by the CBRT to protect the Turkish lira, has affected this operating segment. See “Other Matters—Regulatory Update for Turkey”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2024 amounted to €605 million, a 38.3% decrease compared with the €980 million recorded for the six months ended June 30, 2023 as a result mainly of the higher interest expense on Turkish lira-denominated deposits due to the higher volume of deposits and the higher interest rates paid on them, the higher wholesale and swap funding costs and the depreciation of the Turkish lira against the euro, partially offset by the higher volume and yield of Turkish lira-denominated loans and the increase in volume and yield of sovereign debt securities, as a result in part of the Turkish liraization strategy implemented by the CBRT. See “Other Matters—Regulatory Update for Turkey”. At a constant exchange rate, there was a 22.3% decrease. The net interest margin over average total assets of this operating segment amounted to 1.69% for the six months ended June 30, 2024, compared with 2.84% for the six months ended June 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2024 amounted to €905 million compared with the €285 million recorded for the six months ended June 30, 2023, as a result of the increase in payment systems fees and brokerage fees, supported by the increase in the maximum credit card fees banks may charge in Turkey pursuant to the regulation established by the CBRT (see “Other Matters—Regulatory Update for Turkey”), partially offset by the depreciation of the Turkish lira.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the six months ended June 30, 2024 amounted to €601 million a 52.5% increase compared with the €394 million gain recorded for the six months ended June 30, 2023, mainly driven by the positive results of the Global Markets unit resulting from foreign currency hedges, offset in part by the depreciation of the Turkish lira and, to a lesser extent, the negative exchange differences. At a constant exchange rate, net gains (losses) on financial assets and liabilities and exchange differences, net increased by 88.5%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2024 was a €245 million net expense, a 20.2% increase compared with the €204 million net expense recorded for the six months ended June 30, 2023, mainly due to the higher net loss on the monetary position resulting from the adjustment for hyperinflation (€894 million and €726 million in the six months ended June 30, 2024 and 2023, respectively), partially offset by the higher positive impact of the revaluation of bonds linked to inflation in the period (€704 million and €489 million, respectively, in the six months ended June 30, 2024 and 2023).
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2024 was €26 million, a 10.2% increase compared with the €24 million income recorded for the six months ended June 30, 2023, mainly due to increased insurance activity, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was a 35.2% increase.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2024 amounted to €810 million, a 52.5% increase compared with the €531 million recorded for the six months ended June 30, 2023, mainly as a result of the increase in personnel expenses and salaries, due in part to the increase in the number of employees, and general expenses (technology and maintenance) driven to a great extent by the higher average inflation rate, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, administration costs increased by 91.5%, which was above Turkey’s inflation rate for the period.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2024 was €99 million, a 62.1% increase compared with the €61 million recorded for the six months ended June 30, 2023, mainly due to increases in the depreciation expense related to IT equipment, partially offset by the depreciation of the Turkish lira. At a constant exchange rate, there was an 86.6% increase.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2024 was a €152 million expense, compared with the €55 million expense recorded for the six months ended June 30, 2023, mainly as a result of the increase in the expected losses related to the retail portfolio (credit card and consumer loans) due to the larger loan portfolio and the lower recoveries in the wholesale portfolio, partially offset by the depreciation of the Turkish lira.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2024 were a €82 million income compared with the €47 million expense recorded for the six months ended June 30, 2023, mainly due to the increase in the value of certain real assets and the lower provisions for contingent risks. In the six months ended June 30, 2023 provisions were recorded in connection with the February 2023 earthquakes.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2024 was €914 million, a 16.2% increase compared with the €786 million recorded for the six months ended June 30, 2023. At constant exchange rates, operating profit / (loss) before tax increased by 89.6%.

Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2024 was €498 million compared with the €170 million expense recorded for the six months ended June 30, 2023. Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2023 included the initial revaluation for tax purposes of certain non-monetary assets of Garanti BBVA based on inflation as a result of certain changes in Turkey’s tax regulations during the first half of 2023. The impact of this revaluation led to a corporate income tax credit in 2023 amounting to approximately €205 million, due to the higher tax base of such assets, partially offset by the adjustments for hyperinflation which, in turn, led to additional tax expenses for the period due to the difference between accounting and taxable profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2024 amounted to €351 million, a 33.0% decrease compared with the €524 million recorded for the six months ended June 30, 2023. At constant exchange rates, profit attributable to parent company increased by 7.5%.

SOUTH AMERICA

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	3,075	2,503	22.8
Net fees and commissions	410	411	(0.4)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	391	268	46.0
Other operating income and expense, net	(1,298)	(820)	58.4
Income and expense on insurance and reinsurance contracts	62	53	17.7
Gross income	2,639	2,415	9.3
Administration costs	(1,131)	(1,002)	12.9
Depreciation and amortization	(103)	(89)	15.6
Net margin before provisions (2)	1,405	1,324	6.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(755)	(539)	40.2
Provisions or reversal of provisions and other results	(25)	(13)	87.8
Operating profit / (loss) before tax	625	772	(19.0)
Tax expense or income related to profit or loss from continuing operations	(116)	(226)	(48.6)
Profit	509	546	(6.8)
Profit attributable to non-controlling interests	(192)	(185)	3.8
Profit attributable to parent company	317	361	(12.3)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
In the six months ended June 30, 2024, the Colombian peso and the Peruvian sol appreciated by 17.1% and 0.2%, respectively, against the euro in average terms compared with the six months ended June 30, 2023. The Argentine peso depreciated by 71.5% against the euro (considering the period-end exchange rates, used to convert income statement items pursuant to IAS 21 for the six months ended June 30, 2024 and 2023, respectively). Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the six months ended June 30, 2024 and in the results of operations of the South America operating segment for such period expressed in euros. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
As of and for the six months ended June 30, 2024 and 2023, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies - IAS 29” in our 2023 Form 20-F).
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2024 amounted to €3,075 million, a 22.8% increase compared with the €2,503 million recorded for the six months ended June 30, 2023, mainly as a result of increases in the yield of retail and commercial loans in the region, mainly in Argentina, due to increases in interest rates, although central banks in South America have started to reduce interest reference rates in the first quarter of 2024, increases in the yield of the securities portfolio and increases in the volume of the retail and commercial loan portfolios, partially offset by the depreciation of the Argentine peso against the euro and, to a lesser extent, higher funding costs. At constant exchange rates, there was a 73.9% increase in net interest income. The net interest margin over average total assets of this operating segment amounted to 9.21% for the six months ended June 30, 2024, compared with 7.93% for the six months ended June 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2024 amounted to €410 million income, a 0.4% decrease compared with the €411 million income recorded for the six months ended June 30, 2023, due to the depreciation of the Argentine peso against the euro. At a constant exchange rate, there was a 23.5% increase, mainly due to increases in payment systems-related fees and fees from asset management activities in Argentina, as a result of increases in the volume of transactions and commission rates.

Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the six months ended June 30, 2024 were €391 million, a 46.0% increase compared with the €268 million gain recorded for the six months ended June 30, 2023, mainly due to the higher gains from the debt securities portfolios in Argentina, partially offset by the depreciation of the Argentine peso against the euro, the lower gains from the Global Markets unit in Colombia and the losses recorded in connection with the U.S. dollar positions in the ALCO portfolio in Colombia. At constant exchange rates, net gains on financial assets and liabilities and exchange differences, increased by 79.7%.
Other operating income and expense, net
Other operating income and expense, net of this operating segment for the six months ended June 30, 2024 was a €1,298 million expense, a 58.4% increase compared with the €820 million expense recorded for the six months ended June 30, 2023, mainly driven by the higher adjustment for hyperinflation in Argentina, which monetary loss for the six months ended June 30, 2024 amounted to €1,020 million, compared to the €571 million monetary loss recorded for the six months ended June 30, 2023, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, other operating income and expense, net, increased by 81.4%.
Income and expense on insurance and reinsurance contracts
Net income on insurance and reinsurance contracts of this operating segment for the six months ended June 30, 2024 was €62 million, a 17.7% increase compared with the €53 million net income recorded for the six months ended June 30, 2023. At constant exchange rates, there was a 45.1% increase, mainly as a result of higher income related to life insurance in Argentina and Colombia, partially offset by the depreciation of the Argentine peso against the euro.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2024 amounted to €1,131 million, an 12.9% increase compared with the €1,002 million recorded for the six months ended June 30, 2023, mainly as a result of increases in personnel expenses, mainly driven by salary updates (aimed at compensating the loss of purchasing power due to inflation) and certain general expenses related to technology (affected by the high inflation) in Argentina, partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, administration costs increased by 42.9%.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2024 was a €103 million expense, a 15.6% increase compared with the €89 million expense recorded for the six months ended June 30, 2023 mainly due to the increase in the depreciation expense related to IT equipment. At constant exchange rates, depreciation and amortization increased by 19.6%.
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2024 was a €755 million expense, a 40.2% increase compared with the €539 million expense recorded for the six months ended June 30, 2023, mainly as a result of the higher credit impairment requirements in Stage 3 retail loans in Peru and Colombia (within an inflationary environment), partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification increased by 60.4%.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2024 were a €25 million expense, an 87.8% increase compared with the €13 million expense recorded for the six months ended June 30, 2023, attributable mainly to the higher provisions for tax contingencies in Argentina.

Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2024 was €625 million, a 19.0% decrease compared with the €772 million profit recorded for the six months ended June 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2024 was €116 million, a 48.6% decrease compared with the €226 million expense recorded for the six months ended June 30, 2023, as a result mainly of the lower operating profit before tax and the impact of hyperinflation-related adjustments. At constant exchange rates, tax expense or income related to profit or loss from continuing operations, increased by 98.6%.
Profit attributable to non-controlling interests
Profit attributable to non-controlling interests of this operating segment for the six months ended June 30, 2024 amounted to €192 million, a 3.8% increase compared with the €185 million recorded for the six months ended June 30, 2023.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2024 amounted to €317 million, a 12.3% decrease compared with the €361 million recorded for the six months ended June 30, 2023. At constant exchange rates, profit attributable to parent company increased by 99.7%.

REST OF BUSINESS

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income	335	260	28.9
Net fees and commissions	138	132	4.1
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	204	173	17.7
Other operating income and expense, net	1	(2)	n.m. (2)
Income and expense on insurance and reinsurance contracts	1	2	(21.5)
Gross income	678	566	20.0
Administration costs	(309)	(260)	18.7
Depreciation and amortization	(15)	(12)	22.5
Net margin before provisions (3)	355	293	20.9
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(46)	(23)	99.9
Provisions or reversal of provisions and other results	(3)	6	n.m. (2)
Operating profit / (loss) before tax	306	277	10.5
Tax expense or income related to profit or loss from continuing operations	(71)	(61)	16.4
Profit	235	216	8.9
Profit attributable to non-controlling interests	—	—	—
Profit attributable to parent company	235	216	8.9
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful.
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.
Net interest income
Net interest income of this operating segment for the six months ended June 30, 2024 amounted to €335 million, a 28.9% increase compared with the €260 million recorded for the six months ended June 30, 2023, mainly due to increased activity of the branches located in New York and Europe, supported by the high interest rate environment. The net interest margin over average total assets of this operating segment amounted to 1.11% for the six months ended June 30, 2024, compared with 1.04% for the six months ended June 30, 2023.
Net fees and commissions
Net fees and commissions of this operating segment for the six months ended June 30, 2024 amounted to €138 million, a 4.1% increase compared with the €132 million recorded for the six months ended June 30, 2023 mainly due to increased commissions from the New York branch, which offset lower fees generated by the retail portfolio in Asia.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net gains on financial assets and liabilities and Exchange differences, net, of this operating segment for the six months ended June 30, 2024 were €204 million, a 17.7% increase compared with the €173 million net gain recorded for the six months ended June 30, 2023, mainly due to the higher gains from the branches located in Europe and, to a lesser extent, higher gains from the broker-dealer BBVA Securities Inc., partially offset by negative exchange differences.
Administration costs
Administration costs of this operating segment for the six months ended June 30, 2024 amounted to €309 million, an 18.7% increase compared with the €260 million recorded for the six months ended June 30, 2023, mainly due to increases in personnel expenses, due to the increase in the number of employees, and in marketing expenses in the branches located in Europe and New York.
Depreciation and amortization
Depreciation and amortization for the six months ended June 30, 2024 amounted to €15 million, a 22.5% increase compared with the €12 million recorded for the six months ended June 30, 2023.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the six months ended June 30, 2024 was a €46 million expense, a 99.9% increase compared with the €23 million expense recorded for the six months ended June 30, 2023, mainly as a result of the higher credit impairment requirements in Stage 3 loans to individuals in Europe.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of this operating segment for the six months ended June 30, 2024 were an expense of €3 million compared with the €6 million income recorded for the six months ended June 30, 2023.
Operating profit / (loss) before tax
As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2024 was €306 million, a 10.5% increase compared with the €277 million recorded for the six months ended June 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax expense related to profit from continuing operations of this operating segment for the six months ended June 30, 2024 was €71 million, a 16.4% increase compared with the €61 million expense recorded for the six months ended June 30, 2023, due mainly to the increase in operating profit.
Profit attributable to parent company
As a result of the foregoing, profit attributable to parent company of this operating segment for the six months ended June 30, 2024 amounted to €235 million, an 8.9% increase compared with the €216 million recorded for the six months ended June 30, 2023.
CORPORATE CENTER

	For the six months ended June 30,
	2024	2023	Change
	(In Millions of Euros)		(In %)
Net interest income / (expense)	(201)	(140)	43.1
Net fees and commissions	(24)	(30)	(19.9)
Net gains (losses) on financial assets and liabilities and Exchange differences, net (1)	(65)	(595)	(89.1)
Other operating income and expense, net	(11)	52	n.m. (2)
Income and expense on insurance and reinsurance contracts	—	(3)	n.m. (2)
Gross income	(300)	(716)	(58.2)
Administration costs	(247)	(265)	(6.7)
Depreciation and amortization	(107)	(101)	6.2
Net margin before provisions (3)	(654)	(1,083)	(39.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	1	—	n.m. (2)
Provisions or reversal of provisions and other results	48	6	n.m. (2)
Operating profit / (loss) before tax	(606)	(1,077)	(43.7)
Tax expense or income related to profit or loss from continuing operations	51	25	100.6
Profit / (loss)	(555)	(1,051)	(47.2)
Profit / (loss) attributable to non-controlling interests	(2)	12	n.m. (2)
Profit / (loss) attributable to parent company	(557)	(1,039)	(46.4)
(1)Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.
(2)Not meaningful
(3)“Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)
Net interest expense of the Corporate Center for the six months ended June 30, 2024 was €201 million, a 43.1% increase compared with the €140 million net expense recorded for the six months ended June 30, 2023, mainly due to the higher funding costs of investments as a result of the high reference interest rates.
Net fees and commissions
Net fees and commissions of the Corporate Center for the six months ended June 30, 2024 was an expense of €24 million, a 19.9% decrease compared with the €30 million expense recorded for the six months ended June 30, 2023.
Net gains (losses) on financial assets and liabilities and Exchange differences, net
Net losses on financial assets and liabilities and Exchange differences of the Corporate Center for the six months ended June 30, 2024 were €65 million, an 89.1% decrease compared with the €595 million loss recorded for the six months ended June 30, 2023, as a result mainly of the impact of the appreciation of the Mexican peso on foreign currency hedges within the ALCO portfolio.
Other operating income and expense, net
Other operating income and expense, net of the Corporate Center for the six months ended June 30, 2024 was €11 million of net expense compared with the €52 million net income recorded for the six months ended June 30, 2023, mainly as a result of lower gains from non-financial services transactions.
Administration costs
Administration costs of the Corporate Center for the six months ended June 30, 2024 amounted to €247 million, a 6.7% decrease compared with the €265 million recorded for the six months ended June 30, 2023, mainly due to the increase in the number of employees and technology-related expenses for the development of strategic projects for the BBVA Group.
Depreciation and amortization
Depreciation and amortization of the Corporate Center for the six months ended June 30, 2024 was €107 million, a 6.2% increase compared with the €101 million recorded for the six months ended June 30, 2023.
Provisions or reversal of provisions and other results
Provisions or reversal of provisions and other results of the Corporate Center for the six months ended June 30, 2024 were €48 million of income compared to the €6 million income recorded for the six months ended June 30, 2023, mainly due to the reversal of provisions related to certain investments in associates.
Operating profit / (loss) before tax
As a result of the foregoing, operating loss before tax of the Corporate Center for the six months ended June 30, 2024 was €606 million, a 43.7% decrease compared with the €1,077 million loss recorded for the six months ended June 30, 2023.
Tax expense or income related to profit or loss from continuing operations
Tax income related to loss from continuing operations of the Corporate Center for the six months ended June 30, 2024 amounted to €51 million compared with the €25 million income recorded for the six months ended June 30, 2023, as a result, in part, of the adjustment for the estimation of the annual tax rate for the BBVA Group.
Profit / (loss) attributable to parent company
As a result of the foregoing, loss attributable to parent company of the Corporate Center for the six months ended June 30, 2024 was €557 million, a 46.4% decrease compared with the €1,039 million loss recorded for the six months ended June 30, 2023.

Item 5B. Liquidity and Capital Resources
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies. See Note 6.3 to the Unaudited Condensed Interim Consolidated Financial Statements and our 2023 Form 20-F for information on the BBVA Group’s liquidity and capital resources. Certain additional information is provided below.
Customer deposits
Customer deposits (including “Financial liabilities at amortized cost - Customer deposits”, “Financial liabilities designated at fair value through profit or loss – Customer deposits” and “Financial liabilities held for trading – Customer deposits”) amounted to €455,229 million as of June 30, 2024 compared with €437,405 million as of December 31, 2023, a 4.1% increase, mainly as a result of increases in deposits in the financial liabilities at amortized cost portfolio, in particular, (i) time deposits in Spain (within a high interest rate environment), (ii) time deposits in the branches located in Europe and in the New York branch, recorded in Rest of Business; (iii) time deposits in Turkish lira (transferred, in part, from time deposits in U.S. dollars) and, to a lesser extent, demand deposits in Turkish lira (in each case, as a result in part of the measures adopted by the Turkish authorities to encourage and protect deposits denominated in Turkish lira) (see “Other Matters—Regulatory Update for Turkey” herein and “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” and “Item 4. Information on the Company—Competition—Turkey” in our 2023 Form 20-F); and (iv) demand deposits in South America, partially offset by the decrease in the volume of demand deposits within the portfolios of non-financial corporations and households in Mexico, as a result of the increased competition from other banks for remunerated deposits in Mexico and the depreciation of the Mexican peso and the Turkish lira against the euro.
Our customer deposits, excluding repurchase agreements, amounted to €418,164 million as of June 30, 2024, a 2.0% increase compared with €410,044 million as of December 31, 2023.
Short-term customer deposits at amortized cost amounted to €409,551 million as of June 30, 2024, or 90.0% of our total customer deposits, a decrease from 89.4% of our total customer deposits as of December 31, 2023 (see Note 21.3 to the Unaudited Condensed Interim Consolidated Financial Statements).
Deposits from credit institutions and central banks
The following table shows amounts due to credit institutions and central banks as of June 30, 2024 and 2023 and as of December 31, 2023:

	As of June 30,	As of December 31,	As of June 30,
	2024	2023	2023
	(In Millions of Euros)
Deposits from credit institutions	53,010	83,376	87,397
Deposits from central banks	20,156	26,707	29,726
Total	73,166	110,083	117,123
Deposits from credit institutions and central banks amounted to €73,166 million as of June 30, 2024, a 33.5% decrease compared with the €110,083 million as of December 31, 2023. The decrease was mainly attributable to the decrease in deposits from credit institutions (through repurchase agreements) recorded under “Financial liabilities held for trading” in Spain.

Capital markets
We make debt issuances in the domestic and international capital markets in order to finance our activities. As of June 30, 2024 we had €51,359 million of debt certificates outstanding, comprising €47,915 million in bonds and debentures and €3,444 million in promissory notes and other securities, compared with €52,875 million, €47,124 million and €5,752 million outstanding, respectively, as of December 31, 2023 (see Note 21.4 to the Unaudited Condensed Interim Consolidated Financial Statements).
In addition, we had a total of €17,751 million in subordinated debt and subordinated deposits as of June 30, 2024 compared with €15,867 million as of December 31, 2023. There were no preferred securities outstanding as of June 30, 2024 or as of December 31, 2023.
The following is a breakdown as of June 30, 2024 of the maturities of our debt certificates (including bonds) subordinated debt, subordinated deposits and preferred securities. Regulatory equity instruments have been classified according to their contractual maturity.

	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 Years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	—	2,261	2,976	14,711	20,624	10,786	51,358
Subordinated debt, subordinated deposits and preferred securities	—	844	—	365	2,419	14,122	17,751
Total	—	3,105	2,976	15,077	23,043	24,909	69,109

Capital
As of June 30, 2024 and December 31, 2023, own funds are calculated in accordance with current regulations on minimum capital requirements for Spanish credit institutions on both an individual and consolidated basis. These regulations dictate how to calculate total capital levels, as well as the various internal capital adequacy assessment processes Spanish credit institution should have in place and the information such institutions should disclose to the market.
The minimum capital requirements established by the current regulations are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in these regulations and internal corporate governance obligations.
As a result of the most recent Supervisory Review and Evaluation Process (SREP) carried out by the ECB, BBVA must maintain, at a consolidated level, as from January 1, 2024, a CET1 capital ratio of 9.11% and a total capital ratio of 13.27%. The consolidated total capital requirement includes: (i) the “Pillar 1” capital requirement (8.00%), of which a minimum of 4.50% must be met with CET1 capital, 1.50% could be met with AT1 instruments and 2.00% could be met with Tier 2 instruments; (ii) the “Pillar 2” capital requirement (1.68%), of which a minimum of 1.02% must be met with CET1 capital (of which 0.18% is determined on the basis of the ECB’s prudential provisioning expectation),0.28% could be met with AT1 instruments and 0.38% could be met with Tier 2 instruments; (iii) the capital conservation buffer (2.50%); (iv) the D-SIB capital buffer (1.00%); and (v) the capital buffer for Countercyclical Risk (0.09%). In addition, BBVA must maintain, on an individual (unconsolidated) level, a CET1 capital ratio of 7.95% and a total capital ratio of 12.11%. These ratios include a “Pillar 2” requirement at the individual level of 1.50%, of which at least 0.84% shall be met with CET1.
BBVA Group’s fully-loaded CET1 ratio stood at 12.75% as of June 30, 2024, which represents an increase of 8 basis points compared to December 31, 2023 mainly due to the increase in the profit of the BBVA Group.
Fully-loaded risk-weighted assets (RWA) increased in the first half of the year by approximately €19 billion, mainly as a result of organic growth of activity at constant exchange rates, mainly in loans and advances to customers and debt securities, partially offset mainly by the depreciation of certain currencies. See “―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”.
The fully-loaded AT1 ratio stood at 1.54% as of June 30, 2024, a decrease of 12 basis points from December 31, 2023. Banco Bilbao Vizcaya Argentaria, S.A. completed an issuance for an amount of €750 million of contingent convertible instruments (CoCos) in June 2024. In addition, in March 2024, the call for redemption of another issuance of contingent convertible instruments for a total amount of €1.0 billion was made.
The fully-loaded Tier 2 ratio stood at 2.47% as of June 30, 2024, which represents an increase of 22 basis points compared to December 31, 2023, mainly due to the issuance of a subordinated bond in Spain amounting to €1,250 million in February 2024, and, to a lesser extent, the issuance in Mexico, Turkey and Peru of subordinated debt amounting to $900 million, $500 million and $300 million, respectively in the first quarter of 2024. A subordinated debt issuance amounting to €750 million was redeemed in Spain.
As a result of the above, the total fully-loaded capital ratio stood at 16.77% as of June 30, 2024.
Our consolidated ratios as of June 30, 2024 and December 31, 2023 were as follows (the consolidated phased-in ratios coincide with the fully-loaded ratios since the transitional adjustments for the treatment of IFRS 9 impacts had no effect on capital ratios as of such dates):

CAPITAL BASE (MILLIONS OF EUROS)
	CRD IV phased-in		CRD IV fully-loaded
	June 30, 2024 (1)	December 31, 2023	June 30, 2024 (1)	December 31, 2023
Common Equity Tier 1 (CET1)	48,861	46,116	48,861	46,116
Tier 1	54,776	52,150	54,776	52,150
Tier 2	9,467	8,182	9,467	8,182
Total capital (Tier 1 + Tier 2)	64,243	60,332	64,243	60,332
Risk-weighted assets	383,179	363,915	383,179	363,915
CET1 (%)	12.75	12.67	12.75	12.67
Tier 1 (%)	14.30	14.33	14.30	14.33
Tier 2 (%)	2.47	2.25	2.47	2.25
Total capital ratio (%)	16.77	16.58	16.77	16.58
(1) Preliminary data.

As of June 30, 2024, the phased-in leverage ratio stood at 6.77% compared to 6.54% as of December 31, 2023. Tier 1 grew supported by the generation of results, while there was higher exposure in off-balance sheet assets, which together resulted in an increase of 23 basis points in the leverage ratio compared to December 31, 2023 (6.54% phased-in).
With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA must maintain, as from March 27, 2024, an amount of own funds and eligible liabilities equal to 22.79% of the total RWA of its resolution group, on sub-consolidated level (the “MREL in RWA”). Within this MREL in RWA, an amount equal to 13.50% of the RWA of the resolution group must be met with subordinated instruments (the “subordination requirement in RWA”). The MREL in RWA and the subordination requirement in RWA do not include the combined capital buffer requirement (3.62% considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2024, according to applicable regulations and supervisory criteria). Additionally, BBVA was required to meet, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for the purpose of the calculation of the leverage ratio (the “MREL in LR”) of 8.48%. Given the own funds and eligible liabilities of the resolution group, as of June 30, 2024, the Group met the requirements. As of June 30, 2024, the MREL in RWA and MREL in LR ratios stood at 28.42% and 11.95%, respectively, reaching the subordinated ratios (subordination requirement in RWA and subordination requirement in LR, respectively, to be fulfilled only by capital and/or subordinated instruments) of 22.18% and 9.32%, respectively.
Given the structure of the resolution group's own funds and eligible liabilities, as of June 30, 2024, the Group meets the aforementioned requirements.
The June 30, 2024 ratios referred to above include the impact of the various debt issuances made by BBVA during the first half of 2024 with the aim of reinforcing compliance with the aforementioned requirements.

OTHER MATTERS
Offer to Exchange 100% of the shares of Banco de Sabadell, S.A. for shares of Banco Bilbao Vizcaya Argentaria, S.A.
On April 17, 2024, the Chair of BBVA and the Chairman of Banco de Sabadell, S.A. (the “Target Company”) had a meeting in which the Chair of BBVA informed the Chairman of the Target Company about BBVA’s strategic and financial interest in resuming the merger discussions with the Target Company (by reference to the merger transaction discussed between BBVA and the Target Company in 2020 that ended without reaching any agreement), with a view to creating a leading bank, with greater scale and competitive capacity. On April 30, 2024 due to a media report regarding the abovementioned discussions between the Chair of BBVA and the Chairman of the Target Company, BBVA published an inside information notice (información privilegiada) confirming that the Chairman of the Target Company had been informed of BBVA’s board of directors’ interest in initiating negotiations with the Target Company to explore a potential merger of BBVA and the Target Company. On that same day, BBVA made an indicative proposal in writing to the Target Company relating to a corporate transaction, consisting of the proposed combination of the BBVA Group and the Target Company group, through a merger between the Target Company and BBVA (which was published as an inside information notice (información privilegiada) of BBVA on May 1, 2024 and registered with the CNMV with registry number 2232). On May 6, 2024, the Target Company published an inside information notice (información privilegiada) registered with the CNMV with registry number 2234, rejecting BBVA’s proposal. the Target Company has refused to negotiate with BBVA regarding its proposal.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the “Prior Announcement”), the decision to launch an exchange offer (the “Offer”) for the acquisition of all of the issued shares of the Target Company. The consideration offered by BBVA to the shareholders of the Target Company consists of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company (the “Consideration”), subject to certain adjustments.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, 2007, on the rules governing tender offers (“Royal Decree 1066/2007”), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the ECB.
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by at least a number of shares of the Target Company representing 50.01% of its share capital (2,720,654,746 shares of the Target Company as of the date hereof), (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares with non-cash contributions in an amount that is sufficient to fully cover the Consideration offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA).
On July 5, 2024, BBVA’s Extraordinary General Shareholders’ Meeting approved to authorize the increase of BBVA’s share capital in an amount of up to €551,906,524.05 through the issuance of up to 1,126,339,845 newly-issued BBVA shares to be offered to the holders of the Target Company shares pursuant to the Offer. Such capital increase resolution was approved with shareholders representing 70.75% of the outstanding BBVA shares present at such meeting and 96% of such shareholders voting in favor (see Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements).
The closing of the Offer is expected to be completed in between approximately 6 and 8 months from the date of the Prior Announcement and the detailed terms of the Offer will be set out in the Spanish prospectus (which was submitted together with the Offer request to the CNMV for their authorization on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV) and the relevant U.S. offer to exchange/prospectus.
Regulatory Update for Turkey
The below summary includes certain updates to the information included in “Item 4. Information on the Company—Business Overview—Supervision and Regulation—Principal Markets—Turkey” in our 2023 Form 20-F.
BBVA’s operations in Turkey are subject to substantial regulation. Apart from fundamental legal rules and product/service-specific legal regulations, the most basic regulation for the sector is the Banking Law No. 5411. The purpose of this law is to regulate the principles and procedures for ensuring confidence and stability in financial markets, the efficient functioning of the credit system and the protection of the rights and interests of depositors.

In general, the rules applicable to products and services that banks in Turkey offer to consumers are more stringent than rules applicable with respect to commercial and corporate banking customers. Besides general consumer protection regulations, there are specific regulations of the Banking Regulation and Supervision Agency (“BRSA”) on banking consumers. On September 23, 2022, the Procedures and Principles Regarding Fees to be Collected by Banks from Commercial Customers entered into force (through Communiqué No. 2020/4 and further amendments), establishing maximum limits with respect to loan allocation and loan disbursement fees. According to such Communiqué, starting on January 4, 2024, monetary limits and maximum fees which are stated as fixed rates will be revised annually at the rate of increase in the annual consumer price index, as announced by the Turkish Statistical Institute at the end of the year. In addition, an upper limit of 3.11% was introduced in December 2023 with respect to the maximum interest rates for credit cards and maximum commission rates for merchants that banks may charge. The Communiqué was amended on June 28, 2024 to introduce a change in the calculation method of the prepayment fee for fixed-rate and floating-rate commercial loans. In this regard, for fixed-rate loans, the prepayment fee that can be charged on the aggregate amount of the loans that are being prepaid must not exceed (i) in the case of for Turkish lira-denominated loans, the loan interest rate and the remaining weighted average maturity, and (ii) in the case of foreign currency or foreign currency-indexed loans, the rate calculated by the formula determined by the Central Bank of the Republic of Turkey (“CBRT”) based on a fixed rate and the remaining weighted average maturity. For floating-rate loans, the prepayment fee must not exceed 2% of the aggregate amount of the loans.
Since 2020, BRSA has issued recommendations to protect the value of the Turkish lira by ensuring that customers who are granted cash loans do not use the loan amounts for buying foreign currency or gold, and has introduced and regulated the Foreign Currency Protected Turkish Lira Deposit Account, an instrument designed to protect Turkish lira-denominated deposits from volatility in exchange rates. As per the latest amendments in April 2024, foreign currency deposit accounts and participation fund account balances of individuals denominated in U.S. dollars, euros and British pounds existing in banks as of March 31, 2024 (prior to this amendment, the relevant regulation referred to balances as of January 31, 2024) can be converted into Turkish lira at the CBRT´s conversion rate upon such individuals´ request. Furthermore, a similar amendment (modifying the date of the relevant balances from January 31, 2024 to March 31, 2024) was made to Communiqué on Supporting Conversion from Gold Accounts to Turkish Lira Deposit and Participation Accounts (No: 2021/16). According to such amendment, the balances of gold accounts held by individuals at banks as of March 31, 2024 can be converted into Turkish lira at the conversion price upon such individuals´ request.
Since November 2020, the CBRT establishes the interest applicable to credit cards, which is also applied to overdraft accounts, on the last fifth business day of each month. Floating interest rates can be applied to Turkish lira deposits with a maturity of three months or more, and to foreign currency deposits with a maturity of more than six months. Pursuant to CBRT legislation, banks are free to determine the interest rates on deposits and loans. However, the yearly interest rate on current deposit accounts may not exceed 0.25%, significantly below the annual inflation rate (75.45% in May 2024). According to the current regulation, the monthly maximum contractual interest rate to be applied to Turkish lira credit card transactions (excluding cash withdrawals or utilization transactions) is determined by adding 114 basis points to the monthly reference rate. The CBRT has announced that, effective as of April 6, 2024, the maximum interest rate for credit card transactions (excluding cash withdrawals or utilization transactions) is 4.25%.
Substantial amendments were introduced to the Regulation on Payment Services and Electronic Money Issuance and Payment Service Providers and to the Communiqué on Information Systems of Payment and Electronic Money Institutions and Data Sharing Services of Payment Service Providers in Payment Services Area on October 7, 2023. The amendments added the definition of digital wallet to the legislation and include regulation on digital wallet services. The amendments also amend the procedures that institutions must follow when remotely verifying the identity of a person involved in a transaction conducted by means of remote communication and include procedures for the transfer of data to relevant third parties abroad, upon the request or instruction from a customer, in connection with a payment transaction.
The Decision of the Board of the Public Oversight, Accounting and Auditing Standards Authority (“POA”) on the implementation of the Turkish Sustainability Reporting Standards (“TSRS”) was published on December 29, 2023 and entered into force as of January 1, 2024. The Decision regulates the scope of the implementation of TSRS 1 “General Provisions on Disclosure of Sustainability Related Financial Information” and TSRS 2 “Climate Related Disclosures” standards that organizations, institutions and entities in Turkey must consider when preparing their sustainability reports. The aim of the TSRS is to enhance access to green financing for enterprises established in Turkey and they were determined by the POA by considering the International Sustainability Reporting Standards2.
2 On January 5, 2024, the POA published the following criteria for identifying entities that fall within the scope of sustainability practices: institutions, organizations and businesses that meet at least two of the following criteria in at least two consecutive reporting periods are obliged to comply with TSRS in the preparation of their sustainability reports: (i) at least 500 million Turkish lira in total assets, (ii) at least 1 billion Turkish lira in annual net sales revenue, and (iii) 250 employees. Nevertheless, all banks (including Garanti BBVA) are subject to mandatory reporting without being subject to any thresholds.

Two new regulations entered into force on January 1, 2024: the Regulation on Lending Transactions of Banks, which regulates the procedures and principles applicable to loans made by banks in Turkey, and the Regulation on the Determination of Risk Groups and Loan Limits, which sets out the procedures and principles for determining risk groups and calculating loan limits on a consolidated and an unconsolidated level. Both regulations replace the relevant provisions of the Regulation on Lending Transactions of Banks of November 1, 2006, which have been split into these two new separate regulations. The regulations aim to ensure the full harmonization of banking legislation with Basel III standards. Accordingly, more comprehensive and stricter rules are included for the determination of risk groups and loan limits.
A regulation amending the Regulation on Consumer Loan Agreements was published on September 23, 2022. Changes regarding the required preliminary information to be provided to borrowers and the mandatory content of the fixed term consumer loan agreement entered into force on January 1, 2023, while other changes entered into force on October 1, 2022. As a result of the amendments made to the Regulation on Consumer Loan Agreements, the scope of the information required to be included in the information form given to the consumers with respect to the relevant loan was expanded. Further, loan-related insurances can be entered into only upon the relevant consumer’s request.
On January 15, 2023, the CBRT amended the Communiqué Regarding Reserve Requirements, which sets forth the reserve requirements regarding Turkish lira-denominated liabilities, so that (starting with the maintenance period starting on February 3, 2023), the reserve requirement rate for Turkish lira deposit accounts and participation accounts held by certain customers with maturities longer than three months is 0%. Additionally, if there is an increase (compared to January 6, 2023, based upon a calculation to be made on the last Friday of every two-week period) in a bank’s foreign currency-denominated liabilities with maturities longer than six months provided directly from abroad3, the reserve requirement rate for such increased amount is 0% until December 20, 2024. On September 14, 2023, the CBRT amended the Communiqué Regarding Reserve Requirements (effective as of September 1, 2023) to require banks to hold mandatory reserves at the rate of 25% for foreign exchange protected Turkish lira-denominated deposit accounts with an original maturity of up to six months and 5% for those with a longer maturity. However, on November 2, 2023, the CBRT further amended the Communiqué Regarding Reserve Requirements (effective as of October 27, 2023) and increased such rates by 500 basis points. On August 20, 2023, the CBRT again amended the Communiqué Regarding Reserve Requirements (effective as of August 18, 2023) to increase reserve requirement ratios for foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) on demand or with a maturity of up to (and including) one month from 25% to 29%, and on November 2, 2023 (effective as of October 27, 2023) increased again such ratio from 29% to 30%. In addition, the November 2, 2023 amendment also increased the reserve requirement ratios applicable to foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) with a maturity of: (a) more than one month and up to (but excluding) one year, from 25% to 26% and (b) one year or more, from 19% to 20%. This amendment also introduced an additional reserve requirement of 4% (to be deposited in Turkish lira in CBRT for all foreign currency-denominated deposits and participation funds (excluding those obtained from banks abroad) regardless of their maturities. This reserve requirement was increased to 8% as of January 2024.
On March 7, 2024, the CBRT amended the Communiqué Regarding Reserve Requirements. According to such amendment, if the growth of loans whose procedures and principles are determined by the CBRT for any given bank exceeds 2% at any relevant calculation date until January 3, 2025 (inclusive) compared to relevant loan portfolio as of March 29, 2024, the excess loans will be blocked as Turkish lira-denominated required reserves.
On May 24, 2024, the CBRT amended the Communiqué Regarding Reserve Requirements (effective as of May 10, 2024), revising the reserve requirement rates as follows: (i) for demand deposits, notice deposits, and deposits with up to 1-month maturity and up to 3-month maturity, the ratio was increased from 8% to 12%; (ii) for deposits with up to 6-month maturity, up to 1-year maturity and maturities of 1 year and longer, the rate was increased from nil to 8%; (iii) for deposits with foreign exchange or price protection by the CBRT with up to 6-month maturity, the rate was increased from 25% to 33%; and (iv) for deposits with foreign exchange or price protection by the CBRT with a maturity longer than 6 months, the rate was increased from 10% to 22%.
3 Per the Communiqué Regarding Reserve Requirements, the liabilities subject to the reserve requirement are as follows: (i) deposits/participation funds, (ii) funds from repo transactions (except those received from Borsa Istanbul markets), (iii) loans obtained (except loans guaranteed by the Treasury of the Republic of Türkiye), (iv) securities issued, (v) subordinated debt that is not taken into account into the calculation of own funds, (vi) liabilities to the head office located abroad, (vii) debt related to contracted merchants due to credit card transactions, and (viii) borrower funds of investment banks.

The Regulation on the Maintenance of Securities, pursuant to which each bank in Turkey (including Garanti BBVA) was required to hold certain amounts of Turkish lira-denominated long-term government debt securities and lease certificates issued by the Leasing Company of Under secretariat of Treasury based on their respective balances of foreign currency deposits, participation funds and precious metals held by customers and Turkish lira deposits, among other assets and liabilities, was amended on December 22, 2023. The relevant requirement for foreign currency deposits, participation funds and precious metals accounts held by customers and funds from foreign exchange-denominated repo transactions was set at 4%. The CBRT repealed the Regulation on the Maintenance of Securities on May 9, 2024 with immediate effect and, therefore, the rules requiring banks to hold long-term Turkish lira-denominated securities issued by the Turkish government with the CBRT have been abolished.
In December 2023, the Tax Procedure Law was amended with respect to the inflation-adjustment calculations with the aim of eliminating the effects of ongoing high inflation on financial statements and mitigating the adverse effects of inflation in taxation (as inflation results in tax revenue losses for the government). With this recent amendment, the difference between profit/loss arising from the inflation adjustments for the 2024 and 2025 accounting periods (including the temporary tax periods) will not be taken into account in determination of the earnings of the banks, companies within the scope of the Financial Leasing, Factoring, Financing and Savings Financing Companies Law No. 6361, payment and electronic money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, pension companies. It can be concluded that the aforementioned institutions will make inflation adjustments in 2024 and 2025 and may apply depreciation over the adjusted values, however, they will not be able to take into account the profits or losses that will arise as a result of the inflation adjustment in determining their earnings.
On June 15, 2024, the Communiqué on the Financial Statements of Companies Applying Inflation Adjustment was published in the Official Gazette dated June 15, 2024. The purpose of the Communiqué is to determine the financial statements to be taken as a basis in relation to the inflation adjustment to be applied in 2023 and subsequent accounting periods.
Garanti BBVA is required to conduct its investment banking business in accordance with the Turkish Capital Market Law and various related regulations issued by Capital Market Board of Turkey. As a commercial bank, Garanti BBVA has a license to carry out the following activities: (i) receipt and transmission of orders in relation to capital market instruments, (ii) execution of orders in relation to capital market instruments (except shares and derivative instruments based on stock indices or stocks) in the name and account of the customer or in its own name and in the account of the customer, (iii) dealing for its own account (except for derivative instruments based on stock indices and stocks) and (iv) safekeeping and administration of capital market instruments in the name of the customer and portfolio custody service.

Risk Factors

The below risk factor includes certain updates to the related risk factor included in “Item 3. Key Information—Risk Factors” in our 2023 Form 20-F.

The Spanish judicial authorities are carrying out a criminal investigation relating to possible bribery and revelation of secrets by BBVA
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against the Bank and certain current and former officers and employees of the Bank, as well as against some former directors, for alleged facts which could constitute bribery and revelation of secrets. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2024

Contents
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

43. Impairment or reversal of impairment of investments on non-financial assets	F-48
44. Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	F-49
45. Related-party transactions	F-49
46. Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management	F-51
47. Subsequent events	F-56

APPENDICES

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012	F-58
APPENDIX II. Additional information on risk concentration	F-62

Unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023

ASSETS (Millions of Euros)
	Notes	June 2024	December 2023
CASH, CASH BALANCES AT CENTRAL BANKS AND OTHER DEMAND DEPOSITS	8	45,055	75,416
FINANCIAL ASSETS HELD FOR TRADING	9	123,821	141,042
Derivatives		33,183	34,293
Equity instruments		7,699	4,589
Debt securities		31,947	28,569
Loans and advances to central banks		1,227	2,809
Loans and advances to credit institutions		38,560	56,599
Loans and advances to customers		11,204	14,182
NON-TRADING FINANCIAL ASSETS MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS	10	10,584	8,737
Equity instruments		9,646	7,963
Debt securities		653	484
Loans and advances to customers		285	290
FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	856	955
Debt securities		856	955
FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME	12	60,691	62,205
Equity instruments		1,382	1,217
Debt securities		59,284	60,963
Loans and advances to credit institutions		25	26
FINANCIAL ASSETS AT AMORTIZED COST	13	481,213	451,732
Debt securities		58,450	49,462
Loans and advances to central banks		7,355	7,151
Loans and advances to credit institutions		21,604	17,477
Loans and advances to customers		393,803	377,643
DERIVATIVES - HEDGE ACCOUNTING	14	1,212	1,482
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	(96)	(97)
JOINT VENTURES AND ASSOCIATES	15	964	976
Joint ventures		92	93
Associates		872	883
INSURANCE AND REINSURANCE ASSETS	22	206	211
TANGIBLE ASSETS	16	9,650	9,253
Properties, plant and equipment		9,404	9,046
For own use		8,494	8,295
Other assets leased out under an operating lease		910	751
Investment properties		245	207
INTANGIBLE ASSETS	17	2,379	2,363
Goodwill		760	795
Other intangible assets		1,620	1,568
TAX ASSETS	18	18,111	17,501
Current tax assets		3,323	2,860
Deferred tax assets		14,788	14,641
OTHER ASSETS	19	4,017	2,859
Insurance contracts linked to pensions		—	—
Inventories		267	276
Other		3,750	2,583
NON-CURRENT ASSETS AND DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	871	923
TOTAL ASSETS	5	759,534	775,558
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited Condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023

LIABILITIES AND EQUITY (Millions of Euros)
	Notes	June 2024	December 2023
FINANCIAL LIABILITIES HELD FOR TRADING	9	93,546	121,715
Derivatives		31,321	33,045
Short positions		15,249	15,735
Deposits from central banks		4,518	6,397
Deposits from credit institutions		19,166	43,337
Customer deposits		23,291	23,201
FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	14,935	13,299
Deposits from central banks		—	—
Deposits from credit institutions		46	—
Customer deposits		953	717
Debt certificates issued		4,455	3,977
Other financial liabilities		9,481	8,605
Memorandum item: Subordinated liabilities		—	—
FINANCIAL LIABILITIES AT AMORTIZED COST	21	565,752	557,589
Deposits from central banks		15,638	20,309
Deposits from credit institutions		33,798	40,039
Customer deposits		430,984	413,487
Debt certificates issued		69,061	68,707
Other financial liabilities		16,271	15,046
Memorandum item: Subordinated liabilities		17,751	15,867
DERIVATIVES - HEDGE ACCOUNTING	14	2,525	2,625
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	14	—	—
LIABILITIES UNDER INSURANCE AND REINSURANCE CONTRACTS	22	11,520	12,110
PROVISIONS	23	4,658	4,924
Pensions and other post-employment defined benefit obligations		2,434	2,571
Other long term employee benefits		407	435
Provisions for taxes and other legal contingencies		773	696
Commitments and guarantees given		653	770
Other provisions		392	452
TAX LIABILITIES	18	3,050	2,554
Current tax liabilities		718	878
Deferred tax liabilities		2,332	1,677
OTHER LIABILITIES	19	6,457	5,477
LIABILITIES INCLUDED IN DISPOSAL GROUPS CLASSIFIED AS HELD FOR SALE	20	—	—
TOTAL LIABILITIES		702,443	720,293
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated balance sheets as of June 30, 2024 and December 31, 2023

LIABILITIES AND EQUITY (Continued) (Millions of Euros)
	Notes	June 2024	December 2023
SHAREHOLDERS’ FUNDS		69,656	67,955
Capital	25	2,824	2,861
Paid up capital		2,824	2,861
Unpaid capital which has been called up		—	—
Share premium		19,184	19,769
Equity instruments issued other than capital		—	—
Other equity		32	40
Retained earnings	26	40,895	36,237
Revaluation reserves		—	—
Other reserves	26	1,833	2,015
Reserves or accumulated losses of investments in joint ventures and associates		(231)	(237)
Other		2,063	2,252
Less: treasury shares		(106)	(34)
Profit or loss attributable to owners of the parent		4,994	8,019
Less: Interim dividends		—	(951)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	27	(16,416)	(16,254)
Items that will not be reclassified to profit or loss		(2,027)	(2,105)
Actuarial gains (losses) on defined benefit pension plans		(1,112)	(1,049)
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income		(960)	(1,112)
Hedge ineffectiveness of fair value hedges for equity instruments measured at fair value through other comprehensive income		—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		45	55
Items that may be reclassified to profit or loss		(14,389)	(14,148)
Hedge of net investments in foreign operations (effective portion)		(2,489)	(2,498)
Foreign currency translation		(11,286)	(11,419)
Hedging derivatives. Cash flow hedges (effective portion)		219	133
Fair value changes of debt instruments measured at fair value through other comprehensive income		(833)	(357)
Hedging instruments (non-designated items)		—	—
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	(8)
MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	3,851	3,564
Accumulated other comprehensive income (loss)		(2,947)	(3,321)
Other items		6,798	6,885
TOTAL EQUITY		57,091	55,265
TOTAL EQUITY AND TOTAL LIABILITIES		759,534	775,558

MEMORANDUM ITEM (OFF-BALANCE SHEET EXPOSURES) (Millions of Euros)
	Notes	June 2024	December 2023
Loan commitments given	30	187,331	152,868
Financial guarantees given	30	20,464	18,839
Other commitments given	30	49,521	42,577
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated income statements for the six months ended June 30, 2024 and 2023

CONDENSED CONSOLIDATED INCOME STATEMENTS (Millions of Euros)
	Notes	June 2024	June 2023
Interest and other income	32.1	30,680	21,897
Interest income using effective interest rate method		27,328	19,459
Other interest income		3,352	2,438
Interest expense	32.2	(17,687)	(10,487)
NET INTEREST INCOME		12,993	11,410
Dividend income	33	76	73
Share of profit or loss of entities accounted for using the equity method		20	14
Fee and commission income	34	6,149	4,498
Fee and commission expense	34	(2,307)	(1,590)
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	35	128	(1)
Financial assets at amortized cost		9	35
Other financial assets and liabilities		119	(36)
Gains (losses) on financial assets and liabilities held for trading, net	35	991	283
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		991	283
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	35	53	(35)
Reclassification of financial assets from fair value through other comprehensive income		—	—
Reclassification of financial assets from amortized cost		—	—
Other gains (losses)		53	(35)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	35	219	150
Gains (losses) from hedge accounting, net	35	98	73
Exchange differences, net	35	398	304
Other operating income	36	310	333
Other operating expense	36	(2,415)	(1,944)
Income from insurance and reinsurance contracts	37	1,800	1,645
Expense from insurance and reinsurance contracts	37	(1,066)	(1,065)
GROSS INCOME		17,446	14,148
Administration costs		(6,100)	(5,262)
Personnel expense	38.1	(3,633)	(3,081)
Other administrative expense	38.2	(2,467)	(2,181)
Depreciation and amortization	39	(759)	(676)
Provisions or reversal of provisions	40	(38)	(129)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	41	(2,839)	(1,993)
Financial assets measured at amortized cost		(2,781)	(1,958)
Financial assets at fair value through other comprehensive income		(59)	(35)
NET OPERATING INCOME		7,708	6,088
Impairment or reversal of impairment of investments in joint ventures and associates	42	52	10
Impairment or reversal of impairment on non-financial assets	43	30	(13)
Tangible assets		45	3
Intangible assets		(11)	(10)
Other assets		(5)	(6)
Gains (losses) on derecognition of non-financial assets and subsidiaries, net		(1)	8
Negative goodwill recognized in profit or loss		—	—
Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	44	(10)	29
PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS		7,780	6,122
Tax expense or income related to profit or loss from continuing operations		(2,525)	(1,978)
PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS		5,255	4,144
Profit (loss) after tax from discontinued operations		—	—
PROFIT (LOSS)		5,255	4,144
ATTRIBUTABLE TO MINORITY INTERESTS (NON-CONTROLLING INTERESTS)	28	261	266
ATTRIBUTABLE TO OWNERS OF THE PARENT		4,994	3,878
		June 2024	June 2023
EARNINGS (LOSSES) PER SHARE (Euros)		0.83	0.62
Basic earnings (losses) per share from continuing operations		0.83	0.62
Diluted earnings (losses) per share from continuing operations		0.83	0.62
Basic earnings (losses) per share from discontinued operations		—	—
Diluted earnings (losses) per share from discontinued operations		—	—
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of recognized income and expense for the six months ended June 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (Millions of Euros)
	June 2024	June 2023
PROFIT (LOSS) RECOGNIZED IN INCOME STATEMENT	5,255	4,144
OTHER RECOGNIZED INCOME (EXPENSE)	213	568
ITEMS NOT SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	79	(79)
Actuarial gains (losses) from defined benefit pension plans	(86)	(208)
Non-current assets and disposal groups held for sale	—	—
Share of other recognized income and expense of entities accounted for using the equity method	—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income, net	158	116
Gains (losses) from hedge accounting of equity instruments at fair value through other comprehensive income, net	—	—
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk	(14)	(19)
Income tax related to items not subject to reclassification to income statement	20	32
ITEMS SUBJECT TO RECLASSIFICATION TO INCOME STATEMENT	134	647
Hedge of net investments in foreign operations (effective portion)	9	(794)
Valuation gains (losses) taken to equity	9	(794)
Transferred to profit or loss	—	—
Other reclassifications	—	—
Foreign currency translation	558	1,358
Translation gains (losses) taken to equity	555	1,358
Transferred to profit or loss	3	—
Other reclassifications	—	—
Cash flow hedges (effective portion)	113	288
Valuation gains (losses) taken to equity	113	288
Transferred to profit or loss	—	—
Transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Debt securities at fair value through other comprehensive income	(806)	(186)
Valuation gains (losses) taken to equity	(746)	(253)
Transferred to profit or loss	(60)	67
Other reclassifications	—	—
Non-current assets and disposal groups held for sale	—	—
Valuation gains (losses) taken to equity	—	—
Transferred to profit or loss	—	—
Other reclassifications	—	—
Entities accounted for using the equity method	10	14
Income tax relating to items subject to reclassification to income statements	250	(34)
TOTAL RECOGNIZED INCOME (EXPENSE)	5,468	4,712
Attributable to minority interests (non-controlling interests)	636	118
Attributable to the parent company	4,833	4,594
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2024												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2024 ⁽¹⁾	2,861	19,769	—	40	36,237	—	2,015	(34)	8,019	(951)	(16,254)	(3,321)	6,885	55,265
Total income (expense) recognized	—	—	—	—	—	—	—	—	4,994	—	(161)	374	261	5,468
Other changes in equity	(37)	(585)	—	(8)	4,658	—	(182)	(72)	(8,019)	951	(1)	—	(348)	(3,642)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(37)	(585)	—	—	29	—	(189)	781	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(2,245)	—	—	—	—	—	—	—	(340)	(2,585)
Purchase of treasury shares	—	—	—	—	—	—	—	(1,332)	—	—	—	—	—	(1,332)
Sale or cancellation of treasury shares	—	—	—	—	—	—	9	479	—	—	—	—	—	488
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	8	7,062	—	(1)	—	(8,019)	951	(1)	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(25)	—	—	—	—	—	—	—	—	—	(25)
Other increases or (-) decreases in equity	—	—	—	8	(188)	—	(1)	—	—	—	—	—	(8)	(189)
Balances as of June 30, 2024	2,824	19,184	—	32	40,895	—	1,833	(106)	4,994	—	(16,416)	(2,947)	6,798	57,091
(1) Balances as of December 31, 2023 as originally reported in the consolidated financial statements for the year 2023.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of changes in equity for the six months ended June 30, 2024 and 2023

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Millions of Euros)
	Capital (Note 25)	Share Premium	Equity instruments issued other than capital	Other Equity	Retained earnings (Note 26)	Revaluation reserves	Other reserves (Note 26)	Treasury shares	Profit or loss attributable to owners of the parent	Interim dividend (Note 4)	Accumulated other comprehensive income (Note 27)	Non-controlling interest		Total
June 2023												Accumulated other comprehensive income (Note 28)	Other (Note 28)
Balances as of January 1, 2023 ⁽¹⁾	2,955	20,856	—	63	32,536	—	2,345	(29)	6,420	(722)	(17,432)	(3,112)	6,736	50,615
Effect of changes in accounting policies	—	—	—	—	175	—	—	—	(62)	—	(210)	4	(4)	(98)
Adjusted initial balance	2,955	20,856	—	63	32,711	—	2,345	(29)	6,358	(722)	(17,642)	(3,109)	6,732	50,517
Total income (expense) recognized	—	—	—	—	—	—	—	—	3,878	—	716	(148)	266	4,712
Other changes in equity	(32)	(342)	—	(16)	3,668	—	(95)	8	(6,358)	722	7	—	(224)	(2,661)
Issuances of common shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuances of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Settlement or maturity of other equity instruments issued	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of debt on equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common Stock reduction	(32)	(342)	—	—	25	—	(74)	422	—	—	—	—	—	—
Dividend distribution (shareholder remuneration)	—	—	—	—	(1,857)	—	—	—	—	—	—	—	(227)	(2,084)
Purchase of treasury shares	—	—	—	—	—	—	—	(922)	—	—	—	—	—	(922)
Sale or cancellation of treasury shares	—	—	—	—	—	—	(2)	508	—	—	—	—	—	506
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfers among components of equity	—	—	—	2	5,648	—	(21)	—	(6,358)	722	7	—	—	—
Increase/Reduction of equity due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Share based payments	—	—	—	(28)	—	—	—	—	—	—	—	—	—	(28)
Other increases or (-) decreases in equity	—	—	—	10	(148)	—	2	—	—	—	—	—	3	(133)
Balances as of June 30, 2023	2,923	20,514	—	47	36,379	—	2,250	(21)	3,878	—	(16,919)	(3,257)	6,774	52,568
(1) Balances as of December 31, 2022 as originally reported in the consolidated financial statements for the year 2022.
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOWS (Millions of Euros)
	Notes	June 2024	June 2023
A) CASH FLOWS FROM OPERATING ACTIVITIES (1 + 2 + 3 + 4 + 5)		(27,098)	(7,503)
Of which hyperinflation effect from operating activities		1,550	970
1. Profit for the period		5,255	4,144
2. Adjustments to obtain the cash flow from operating activities		7,623	5,868
Depreciation and amortization		759	676
Other adjustments		6,864	5,192
3. Net increase/decrease in operating assets		(29,193)	(58,259)
Financial assets held for trading		15,918	(28,423)
Non-trading financial assets mandatorily at fair value through profit or loss		(2,246)	(487)
Other financial assets designated at fair value through profit or loss		126	(91)
Financial assets at fair value through other comprehensive income		(985)	1,619
Financial assets at amortized cost		(41,110)	(29,117)
Other operating assets		(895)	(1,760)
4. Net increase/decrease in operating liabilities		(8,350)	43,235
Financial liabilities held for trading		(27,368)	29,643
Other financial liabilities designated at fair value through profit or loss		1,980	1,199
Financial liabilities at amortized cost		16,132	12,640
Other operating liabilities		905	(247)
5. Collection/Payments for income tax		(2,433)	(2,490)
B) CASH FLOWS FROM INVESTING ACTIVITIES (1 + 2)		(728)	(630)
Of which hyperinflation effect from investing activities		624	389
1. Investment		(903)	(778)
Tangible assets		(559)	(464)
Intangible assets		(330)	(310)
Investments in joint ventures and associates		(1)	(5)
Subsidiaries and other business units		(14)	—
Non-current assets classified as held for sale and associated liabilities	20	—	—
Other settlements related to investing activities		—	—
2. Divestments		175	148
Tangible assets		7	4
Intangible assets		—	—
Investments in joint ventures and associates		21	31
Subsidiaries and other business units		6	6
Non-current assets classified as held for sale and associated liabilities	20	142	106
Other collections related to investing activities		—	—
C) CASH FLOWS FROM FINANCING ACTIVITIES (1 + 2)		(2,023)	(289)
Of which hyperinflation effect from financing activities		—	—
1. Payments		(6,063)	(3,425)
Dividend distribution (shareholders remuneration)		(2,245)	(1,857)
Subordinated liabilities		(1,949)	(249)
Treasury stock amortization		(37)	(32)
Treasury stock acquisition		(1,295)	(891)
Other items relating to financing activities		(537)	(397)
2. Collections		4,040	3,136
Subordinated liabilities		3,584	2,659
Treasury shares increase		—	—
Treasury shares disposal		456	478
Other items relating to financing activities		—	—
D) EFFECT OF EXCHANGE RATE CHANGES		(513)	524
E) NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (A+B+C+D)		(30,362)	(7,898)
F) CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		75,416	79,756
G) CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (E+F)		45,055	71,858

COMPONENTS OF CASH AND EQUIVALENT AT END OF THE PERIOD (Millions of Euros)
	Notes	June 2024	June 2023
Cash	8	6,714	6,951
Balance of cash equivalent in central banks	8	29,205	58,888
Other financial assets	8	9,135	6,019
Less: Bank overdraft refundable on demand		—	—
TOTAL CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	8	45,055	71,858
The Notes are an integral part of the unaudited condensed interim consolidated financial statements.

Notes to the condensed interim consolidated financial statements as of and for the six months ended June 30, 2024
1.Introduction, basis for the presentation of the condensed interim consolidated financial statements and other information
1.1.Introduction
Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank”, “BBVA" or "BBVA, S.A.") is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.
The Bylaws and other public information are available for inspection at the Bank’s registered address (Plaza San Nicolás, 4, Bilbao) as noted on its web site (www.bbva.com).
In addition to the activities it carries out directly, the Bank heads a group of subsidiaries, joint ventures and associates which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own separate financial statements, the Bank is required to prepare consolidated financial statements comprising all consolidated subsidiaries of the Group.
The consolidated financial statements of the BBVA Group for the year ended December 31, 2023 were authorized for issue on March 1, 2024.
1.2.Basis for the presentation of the condensed interim consolidated financial statements
The BBVA Group’s condensed interim consolidated financial statements (hereinafter, the “Consolidated Financial Statements”) as of and for the six months ended June 30, 2024 are presented in accordance with the International Accounting Standard 34 “Interim Financial Reporting” (hereinafter “IAS 34”), pursuant to article 12 of Royal Decree 1362/2007 as regards the preparation of condensed interim financial information and taking into account the requirements of Circular 3/2018, of June 28, of the Spanish Securities and Exchange Commission (hereinafter, "CNMV") and have been approved by the Board of Directors at its meeting held on July 30, 2024. In accordance with IAS 34, the interim financial information is prepared solely for the purpose of updating the last annual consolidated financial statements, focusing on new activities, events and circumstances that occurred during the period without duplicating the information previously published in those consolidated financial statements.
Therefore, the Consolidated Financial Statements do not include all information required by a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”), consequently for an appropriate understanding of the information included in them, they should be read together with the consolidated financial statements of the Group as of and for the year ended December 31, 2023.
The aforementioned annual consolidated financial statements are presented in compliance with IFRS-IASB (International Financial Reporting Standards as issued by the International Accounting Standards Board), as well as in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable as of December 31, 2023, considering the Bank of Spain Circular 4/2017, as well as its successive amendments, and with any other legislation governing financial reporting which is applicable and with the format and mark-up requirements established in the EU Delegated Regulation 2019/815 of the European Commission.
The Consolidated Financial Statements were prepared applying principles of consolidation, accounting policies and valuation criteria, which, as described in Note 2, are the same as those applied in the consolidated financial statements of the Group as of and for the year ended December 31, 2023, except for the new Standards and Interpretations that became effective from January 1, 2024 (see Note 2.1), so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2024, together with the consolidated results of its operations and the consolidated cash flows generated by the Group during the six months ended June 30, 2024.
The Consolidated Financial Statements and Notes were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. They include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the entities in the Group.
All effective accounting standards and valuation criteria with a significant effect in the Consolidated Financial Statements were applied in their preparation.
The amounts reflected in the Consolidated Financial Statements are presented in millions of euros, unless it is more appropriate to use smaller units. Therefore, some items that appear without a balance in these Consolidated Financial Statements are due to how the units are expressed. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.
The percentage changes in amounts have been calculated using figures expressed in thousands of euros.
When determining the information to disclose about various items of the Consolidated Financial Statements, the Group, in accordance with IAS 34, has taken into account their materiality in relation to the consolidated financial statements.

1.3.     Seasonal nature of income and expense
The nature of the most significant activities carried out by the BBVA Group’s entities is mainly related to typical activities carried out by financial institutions, and are not significantly affected by seasonal factors within the same year.
1.4.    Responsibility for the information and for the estimates made
The information contained in the BBVA Group’s Consolidated Financial Statements is the responsibility of the Group’s Directors.
Estimates were required to be made at times when preparing these Consolidated Financial Statements in order to calculate the recorded or disclosed amount of some assets, liabilities, income, expense and commitments. These estimates relate mainly to the following:
•Loss allowances on certain financial assets (see Notes 6, 12, 13 and 15).
•The assumptions used in the valuation of insurance and reinsurance contracts (see Note 22), to quantify certain provisions (see Note 23) and for the actuarial calculation of post-employment benefit liabilities and other commitments (see Note 24).
•The useful life and impairment losses of tangible and intangible assets (see Notes 16, 17 and 20).
•The valuation of goodwill and price allocation of business combinations (see Note 17).
•The fair value of certain unlisted financial assets and liabilities (see Notes 6, 7, 9, 10, 11 and 12).
•The recoverability of deferred tax assets (see Note 18) and the forecast of corporate tax expense.
In general, the BBVA Group is working to consider and include in its financial analysis models how climate risk and other climate-related matters can affect the financial statements, cash flows and financial performance of the Group. Where these risks are being considered, the relevant estimates and judgments, to the extent that they are material, are also being considered when preparing the financial statements of the BBVA Group and they are disclosed in the corresponding Notes to the Consolidated Financial Statements.
The prevailing geopolitical and economic uncertainties (see Note 6.1) entail a greater complexity in developing reliable estimations and applying judgment. Estimates have been made on the basis of the best available information on the matters analyzed, as of June 30, 2024. However, it is possible that events may take place subsequent to such date which could make it necessary to amend these estimations (upward or downward), which would be carried out prospectively, recognizing the effects of the change in estimation in the corresponding consolidated financial statements.
During the six-month period ended June 30, 2024 there have been no significant changes in the estimates made at the end of the 2023 financial year, other than those indicated in these Consolidated Financial Statements.
2.Principles of consolidation, accounting policies, measurement bases applied and recent IFRS pronouncements and interpretations
The accounting policies and methods applied for the preparation of the Consolidated Financial Statements do not differ significantly to those applied in the consolidated financial statements of the Group for the year ended December 31, 2023 (as set forth in Note 2 thereto), except for the entry into force of new standards and interpretations in the year 2024, among which the following should be highlighted:
2.1.Standards and interpretations that became effective in the first six months of 2024
Amendment to IFRS 16 "Leases"
The International Accounting Standard Board (hereinafter, "IASB") has issued an amendment to IFRS 16 that clarifies the requirements for sale-and-leaseback transactions. The new requirements established that the seller-lessee shall determine ‘lease payments’ or ‘revised lease payments’ in a way such that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments have become effective on January 1, 2024. The standard has not had any significant impact on the consolidated financial statements of the BBVA Group.
2.2.Standards and interpretations issued but not yet effective as of June 30, 2024
The following new International Financial Reporting Standards together with their Interpretations or Modifications had been published at the date of preparation of the Consolidated Financial Statements, which are not mandatory as of June 30, 2024. Although in some cases the IASB allows early adoption before their effective date, the BBVA Group has not proceeded with this option for any such new standards.
Amendment to - IAS 21 "Effects of changes in foreign exchange rates"
On August 15, 2023, the IASB issued a series of amendments to IAS 21 - The effect of changes in foreign exchange rates. The standard has a double objective, on the one hand to provide guidance on when one currency is convertible into another and, second, how to determine the exchange rate to be used in accounting when it is concluded that such convertibility does not exist.
In relation to the first objective, one currency is convertible into another when an entity can obtain the other currency within a time frame that allows for a normal administrative delay; and through markets or exchange mechanisms in which an exchange transaction creates enforceable rights and obligations. If the entity determines that there is no convertibility between currencies, it must estimate an exchange rate. The standard does not establish a specific estimation technique for them, but rather establishes guidelines for their determination, allowing the use of an observable type without adjusting or using an estimation technique.

The modification to the standard will come into force on January 1, 2025. Early application is permitted, although the BBVA Group has not adopted it as of June 30, 2024.
IFRS 18 - "Presentation and Disclosures in Financial Statements"
On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosures in Financial Statements" which introduces new requirements to improve the quality of information presented in financial statements and to promote analysis, transparency and comparability of companies' performance.
Specifically, IFRS 18 introduces three predefined expense categories (operating, investing, financing) and two subtotals ("operating profit" and "profit before financing and income taxes") to provide a consistent structure in the income statement and facilitate the analysis of the income statement. Additionally, it introduces disclosure requirements for management-defined performance measures (MPM). Finally, it establishes requirements and provides guidance on aggregation/disaggregation of the information to be provided in the primary financial statements.
This new standard will come into force on January 1, 2027, with early application permitted once it is adopted by the European Union.
Amendments to IFRS 9 and IFRS 7: Amendments to the classification and measurement of financial instruments
On May 30, 2024 the IASB issued amendments to IFRS 9 and IFRS 7 to clarify how to assess the contractual cash flow characteristics of financial assets that include contingent features such as environmental, social and governance (ESG). Additionally, they clarify that a financial liability should be derecognized on the 'settlement date' and introduce an accounting policy option to derecognize before that date financial liabilities that are settled using an electronic payment system. Finally, additional disclosures are required in IFRS 7 for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income.
The amendments will come into force on January 1, 2026, although they may be applied earlier once they have been adopted by the European Union.
2.3.Other standards
Amendments to IAS 12 - Project on international tax reform of GloBE standards (Pillar Two)
On December 20, 2021, the OECD (Organization for Economic Co-operation and Development) published an international tax initiative which sets forth a framework of rules ("GloBE - Global Anti-Base Erosion Rules") for the application of the "Pillar Two Model Rules", establishing a supplementary tax system (top-up tax) that makes the effective tax rate, in those jurisdictions where certain multinational groups are present, reach the minimum rate of 15%.
In May 2023, the IASB published an amendment to IAS 12 to clarify the accounting treatment of this initiative on the results arising from tax legislation enacted or substantively enacted in relation to Pillar Two in those jurisdictions where the aforementioned groups are present. This amendment:
•Sets a mandatory temporary exception to the accounting of deferred taxes in relation to the implementation of the rules of the Pillar Two model.
•Requires qualitative and quantitative disclosures that allow users to understand the entities' exposure to taxes that may arise from this initiative.
Likewise, in the event that the Pillar Two tax regulations have come into force, separate information is provided related to the tax expense, if applicable, derived from its application.
The BBVA Group applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities in relation to Pillar Two. The information required by IAS 12 on the expected impact of this new regulation on the Group is provided below.
In the European Union, in December 2022, the Council adopted Directive 2022/2523 (hereinafter "the Directive"), incorporating the Model Rules into the European legal framework. The Directive includes, with some exceptions, the content of the aforementioned standards and sets December 31, 2023 as the deadline for their transposition by the Member States. Likewise, it provides that the corresponding provisions must enter into force with respect to the financial years beginning on or after that date. As a result, affected groups (those with a consolidated net turnover equal to or greater than €750 million in two of the last four years) must calculate their effective tax rate for Pillar Two purposes, for each jurisdiction in which they operate. In those cases in which the effective rate, calculated in accordance with the provisions of the Directive, is less than 15% for any jurisdiction, they will have to pay a complementary tax (top-up tax) in order to reach that 15%.
In Spain, the process of transposing the Directive into Spanish legislation is still ongoing. In this regard, on June 14, 2024, the draft law establishing a complementary tax (top-up tax) to guarantee a global minimum level of taxation of 15% for multinational groups and large national groups was published. Once the law is approved, it will foreseeably have effects, in general terms, for the tax periods that begin after December 31, 2023. In addition, Pillar Two legislation has been approved or is in the process of being approved, among others, in the other Member States of the European Union, including certain jurisdictions in which the Group operates. With regard to the jurisdictions of greatest relevance to the Group, in the case of Mexico, the corresponding legislation is still pending and there is no certainty, at the date of preparation of these Consolidated Financial Statements, as to whether approval thereof will take place and, if so, what will the effective date of the resulting legislation be, while in the case of Turkey, on July 16, 2024, the Government transmitted to Parliament a draft regulation that, among others, contemplates the implementation of Pillar Two tax regulation in the country.

BBVA Group is within the scope of application of the Pillar Two legislation. Once the legislation is approved in Spain, which is expected to occur at the end of year 2024, BBVA, S.A., as the ultimate parent entity, in general terms, must pay the complementary tax (top-up tax) that accrues, if applicable, in relation to those jurisdictions where the minimum effective tax rate of 15% is not reached. Notwithstanding this, in those countries in which a domestic complementary tax (top-up tax) is approved in accordance with the rules of Pillar Two, the Group entities will be subject to it.
Regarding the 2024 financial year, in order to estimate the potential impact of the Pillar Two legislation on the consolidated financial statements, the Group has carried out a preliminary evaluation of its exposure to the legislation related to Pillar Two, taking into account the application of transitional safe harbor and based on figures from the consolidated financial statements of the Group in each of the jurisdictions that comprise it.
As a result of this preliminary evaluation, as indicated in the consolidated financial statements for the year ended December 31, 2023, the effective tax rate, in the majority of the jurisdictions in which the Group operates, with the exception of a small number of countries representing a non-material percentage of the BBVA Group's pre-tax profit, is expected to exceed 15%. In accordance with the above, based on the analysis carried out, for the financial year 2024 the Group does not anticipate significant economic impacts derived from the complementary tax (top-up tax) that would arise as a consequence of the application of Pillar Two. In this regard, it should be noted that this is a preliminary evaluation based on accounting information existing to date. The Group continues to monitor the legislative developments that are taking place in the jurisdictions where it is present, as well as analyzing the implications derived from the regulations.
3.BBVA Group
The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking and asset management. The Group also operates in the insurance sector.
The following information is detailed in the Appendices to the consolidated financial statements of the Group for the year ended December 31, 2023:
–Appendix I shows relevant information related to the consolidated subsidiaries and structured entities.
–Appendix II shows relevant information related to investments in joint ventures and associates accounted for using the equity method.
–Appendix III shows the main changes and notification of investments and divestments in the BBVA Group.
–Appendix IV shows fully consolidated subsidiaries with more than 10% owned by non-Group shareholders.
The BBVA Group’s activities are mainly located in Spain, Mexico, Turkey and South America, with an active presence in other areas of Europe, the United States and Asia (see Note 5).
Significant transactions in the first six months of 2024
On April 30, 2024, due to a media report, BBVA published an inside information notice (información privilegiada) stating that it had informed the chairman of the Board of Directors of Banco de Sabadell, S.A. (the "Target Company") of the interest of BBVA’s Board of Directors in initiating negotiations to explore a possible merger between the two entities. On the same date, BBVA sent to the chairman of the Target Company the written proposal for the merger of the two entities. The content of the written proposal sent to the Board of Directors of the Target Company was published on May 1, 2024 by BBVA through the publication of an inside information notice (información privilegiada) with the CNMV.
On May 6, 2024, the Target Company published an inside information notice (información privilegiada) informing of the rejection of the proposal by its Board of Directors.
Following such rejection, on May 9, 2024, BBVA announced, through the publication of an inside information notice (información privilegiada) (the "Prior Announcement"), the decision to launch a voluntary tender offer (the "Offer") for the acquisition of all of the issued shares of the Target Company, being a total of 5,440,221,447 ordinary shares with a par value of €0.125 each (representing 100% of the Target Company’s share capital). The consideration offered by BBVA to the shareholders of the Target Company consists of one (1) newly issued share of BBVA for each four and eighty-three hundredths (4.83) ordinary shares of the Target Company (the "Consideration"), subject to certain adjustments in the case of dividend distribution in accordance with what was indicated in the Prior Announcement.
Pursuant to the provisions of Royal Decree 1066/2007, of July 27, on the rules governing tender offers ("Royal Decree 1066/2007"), the Offer is subject to mandatory clearance by the CNMV. Additionally, pursuant to the provisions of Law 10/2014 and Royal Decree 84/2015, the acquisition by BBVA of control of the Target Company resulting from the Offer is subject to the duty of prior notification to the Bank of Spain and the obtention of the non-opposition of the European Central Bank. In accordance with the provisions of article 26.2 of Royal Decree 1066/2007, the CNMV will not authorize the Offer until the express or tacit non-opposition of the European Central Bank has been obtained and evidenced.
In addition, completion of the Offer is also subject to the satisfaction of the conditions specified in the Prior Announcement, in particular (i) the acceptance of the Offer by holders of shares representing at least 50.01% of the share capital of the Target Company, (ii) approval by BBVA’s General Shareholders’ Meeting of the increase of BBVA’s share capital through the issue of new ordinary shares through non-cash contributions in an amount that is sufficient to fully cover the Consideration offered to the shareholders of the Target Company (which condition was satisfied on July 5, 2024, as described below), (iii) the express or tacit authorization of the economic concentration resulting from the Offer by the Spanish antitrust authorities, and (iv) the express or tacit authorization of the indirect acquisition of control of the Target Company’s banking subsidiary in the United Kingdom, TSB Bank PLC, by the United Kingdom Prudential Regulation Authority (PRA).

On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to fully cover the Consideration offered to the shareholders of the Target Company (see Note 25).

The closing of the Offer is expected to be completed in between approximately 6 and 8 months from the date of the Prior Announcement and the detailed terms of the Offer will be set out in the Spanish prospectus (which was submitted to CNMV together with the request for authorization of the Offer on May 24, 2024, and will be published after obtaining the mandatory clearance of the CNMV) and the relevant U.S. prospectus.
Significant transactions in 2023
During the year 2023, no significant corporate transactions were carried out.
4.Shareholder remuneration system
The Annual General Shareholder's Meeting of BBVA held on March 15, 2024, approved, under item 1.3 of the Agenda, a cash distribution against the 2023 results as a final dividend for the 2023 fiscal year, for an amount equal to €0.39 (€0.3159 net of withholding tax) per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2024. The total amount paid, excluding treasury shares held by the Group's companies, amounted to €2,245 million.
Share buyback program
On March 1, 2024, after receiving the required authorization from the European Central Bank (hereinafter "ECB"), BBVA announced through an inside information notice (información privilegiada) the execution of a time-scheduled buyback program for the repurchase of own shares, all in accordance with the provisions of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse and Commission Delegated Regulation (EU) No. 2016/1052 of March 8, 2016, aimed at reducing BBVA’s share capital by a maximum monetary amount of €781 million. The execution was carried out externally by Citigroup Global Markets Europe AG.
By means of an Other Relevant Information notice dated April 9, 2024, BBVA announced the completion of the share buyback program upon reaching the maximum monetary amount, having acquired 74,654,915 own shares, between March 4 and April 9, 2024, representing, approximately, 1.28% of BBVA's share capital as of such date.
On May 24, 2024, BBVA notified through an Other Relevant Information notice a partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 15, 2024, under item 3 of the agenda through the reduction of BBVA’s share capital in a nominal amount of €36,580,908.35 and the consequent redemption of 74,654,915 shares of €0.49 par value each acquired by BBVA in execution of the share buyback program scheme and which were held as treasury shares (see Notes 25 and 26).
5.Operating segment reporting
Operating segment reporting represents a basic tool for monitoring and managing the different activities of the BBVA Group. In preparing the information by operating segment, the starting point is the lowest-level units, which are aggregated in accordance with the organizational structure determined by the Group's Management to create higher-level units and, finally, the reportable operating segments themselves.
As of June 30, 2024, the structure of the information by operating segment reported by the BBVA Group remains the same as that of the closing of 2023 financial year.
The BBVA Group's operating areas or segments are summarized below:
–Spain includes mainly the banking, insurance and asset management businesses that the Group carries out in Spain.
–Mexico includes banking, insurance and asset management businesses in this country as well as the activity that BBVA Mexico carries out through its agency in Houston.
–Turkey reports the activity of Garanti BBVA group that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activity that are carried out mainly in Argentina, Chile, Colombia, Peru, Uruguay and Venezuela.
–Rest of business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States, and the BBVA branches located in Asia.
The Corporate Center performs centralized Group functions, including: the costs of the head offices with a corporate function for the consolidated BBVA Group, management of structural exchange rate positions; portfolios whose management is not linked to customer relationships, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds for employee commitments; goodwill and other intangible assets, as well as the financing of such portfolios and assets.
The breakdown of the BBVA Group’s total assets by operating segments and the Corporate Center as of June 30, 2024 and December 31, 2023, is as follows:

Total Group assets by operating segments (Millions of Euros)
	June 2024	December 2023 ⁽¹⁾
Spain	421,032	457,573
Mexico	170,505	173,489
Turkey	75,456	68,329
South America	67,749	64,779
Rest of Business	61,564	64,274
Subtotal assets by operating segments	796,306	828,445
Corporate Center and adjustments	(36,771)	(52,886)
Total assets BBVA Group	759,534	775,558
(1) In the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the operating segments. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.
The following table sets forth the main margins and profit by operating segment and the Corporate Center for the six months ended June 30, 2024 and 2023:

Main margins and profit by operating segments (Millions of Euros)
	Operating Segments
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center and adjustments
June 2024
Net interest income	12,993	3,211	5,968	605	3,075	335	(201)
Gross income	17,446	4,626	7,910	1,892	2,639	678	(300)
Operating profit /(loss) before tax	7,780	2,603	3,938	914	625	306	(606)
Attributable profit (loss)	4,994	1,790	2,858	351	317	235	(557)
June 2023 ⁽[1]⁾
Net interest income	11,410	2,544	5,264	980	2,503	260	(140)
Gross income	14,148	3,630	6,774	1,480	2,415	566	(716)
Operating profit /(loss) before tax	6,122	1,794	3,570	786	772	277	(1,077)
Attributable profit (loss)	3,878	1,212	2,604	524	361	216	(1,039)
(1) In the first quarter of 2024 the Group changed its allocation criteria for certain expenses, mainly related with global international projects between the Corporate Center and the operating segments, therefore, in order to make those year-on-year comparisons homogeneous, the figures for year 2023 have been revised, which has not affected the consolidated financial information of the Group.
6.Risk management
The principles and risk management policies, as well as tools and procedures established and implemented in the Group as of June 30, 2024 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2023.
6.1.Risk factors
The BBVA Group has processes in place for identifying risks and analyzing scenarios in order to enable the Group to manage risks in a dynamic and proactive way.
The risk identification processes are forward looking to seek the identification of emerging risks and take into account the concerns of both the business areas, which are close to the reality of the different geographical areas, and the corporate areas and senior management.
Risks are identified and measured consistently using the methodologies deemed appropriate in each case. Their measurement includes the design and application of scenario analyses and stress testing and considers the controls to which the risks are subjected.
As part of this process, a forward projection of the Risk Appetite Framework (hereinafter, "RAF") variables in stress scenarios is conducted in order to identify possible deviations from the established thresholds. If any such deviations are detected, measures are taken to seek to keep the variables within the target risk profile.
In this context, there are a number of emerging risks that could affect the evolution of the Group’s business, including the below and those mentioned in Note 7.1 to the consolidated financial statements of the Group for the year ended December 31, 2023:
–Macroeconomic and geopolitical risks
The Group is sensitive to the deterioration of economic conditions, the alteration of the institutional environment of the countries in which it operates, and the Group is exposed to sovereign debt especially in Spain, Mexico and Turkey.
The global economy is currently facing a number of extraordinary challenges. The war between Ukraine and Russia and the armed conflict in the Middle East have caused significant disruptions, instability and volatility in global markets, particularly in energy markets. Uncertainty about the future development of these conflicts is high. The main risk is that they could generate new supply shocks, pushing growth downward and inflation upward, and paving the way for macroeconomic and financial instability episodes.

Geopolitical and economic risks have also increased in recent years as a result of trade tensions between the United States and China, Brexit, and the rise of populism, among other factors. Growing tensions may lead, among other things, to a deglobalization of the world economy, an increase in protectionism, a general reduction of international trade in goods and services and a reduction in the integration of financial markets. Moreover, some political events, such as the upcoming presidential elections in the United States and the recent elections in France, could be a source of tensions in the coming months. Any of these factors could materially and adversely affect the Group’s business, financial condition and results of operations.
In the current context, one of the main risks is that inflation remains higher than expected, either due to new supply shocks, related for example to the previously mentioned geopolitical and political risks or climate events, or due to demand factors, caused by an excessively expansionary fiscal policy, the robustness of labor markets, or other factors. Significant inflationary pressures could lead to interest rates remaining higher than currently forecasted and could lead to a potential slowdown in economic growth as well as financial tensions.
In recent years, the Group’s results of operations have been particularly affected by the increases in interest rates adopted by central banks in an attempt to tame inflation, contributing to the rise in both interest revenue and interest expenses. The persistence of high interest rates could adversely affect the Group by reducing the demand for credit and leading to an increase in the default rate of its borrowers and other counterparties. On the other hand, the process of reducing interest rates has already begun in many geographies. The ECB cut the interest rate of its deposit facility from 4.0% to 3.75% in June 2024 and more cuts are expected to be gradually announced in the future. In the United States, the Federal Reserve is expected to start a cautious monetary easing cycle during the second half of 2024. Moreover, the Group’s results of operations have been affected by inflation in all countries in which BBVA operates, especially Turkey and Argentina.
Another global macroeconomic risk is the possibility of a sharp growth slowdown in China, which could lead to lower GDP expansion than currently expected in many geographies. Although it may be possible to offset, eventually, part of the expected growth slowdown through the adoption of certain fiscal, monetary and regulatory measures by the authorities, there are risks related to tensions in the real estate markets and the possible effects of the United States economic sanctions, among others.
The Group is exposed, among others, to the following general risks with respect to the economic and institutional environment in the countries in which it operates: a deterioration in economic activity in the countries in which it operates, including recession scenarios; more persistent inflationary pressures, which could trigger a more severe tightening of monetary conditions; stagflation due to more intense or prolonged supply shocks; changes in exchange rates; an unfavorable evolution of the real estate market; a significant increase in oil and gas prices, which would have a negative impact on disposable income levels in areas that are net energy importers, such as Spain or Turkey, to which the Group is particularly exposed; changes in the institutional environment of the countries in which the Group operates, which could give rise to sudden and sharp drops in GDP and/or changes in regulatory or government policy, including in terms of exchange controls and restrictions on the distribution of dividends or the imposition of new taxes or charges; growth in the public debt or in the external deficit could lead to a downward revision of the credit ratings of the sovereign debt and even a possible default or restructuring of such debt; and episodes of volatility in the financial markets, which could cause significant losses for the Group. In particular, in Spain, political, regulatory and economic uncertainty has also increased since the July 2023 general elections; there is a risk that policies could have an adverse impact on the economy or the Group. There is also a risk that the impact on financial conditions of political tensions in other European countries, such as those observed after the recent elections in France, could to some extent affect Spain. In Mexico, there is high uncertainty on the policies that will be adopted following the June 2024 general elections, which has recently caused significant financial volatility. There is also the risk that the U.S. presidential election process may be a source of volatility in the Mexican markets. In Turkey, there are increasing signs of normalization in economic policy in general, and monetary policy in particular, since the general elections held in May 2023, which may lead to a gradual correction of the current distortions. Despite the gradual improvement of macroeconomic conditions, the situation remains relatively unstable, characterized by pressures on the Turkish lira, high inflation, a significant trade deficit, low central bank’s foreign reserves and high external financing costs. Continuing unfavorable economic conditions in Turkey may result in a potential deterioration in the purchasing power and creditworthiness of the clients of the Group (both individuals and corporations). In addition, official interest rates, the regulatory and macroprudential policies affecting the banking sector and the currency depreciation have affected and may continue to affect the Group’s results. In Argentina, the risk of economic and financial turbulence persists in a context in which the new government has substantially modified the economic policy framework and has focused its efforts on implementing strong fiscal and monetary adjustments to reduce inflation. Finally, in Colombia and Peru, climate factors, political tensions and greater social conflict could eventually have a negative impact on the economy.
Any of these factors may have a significant adverse impact on the Group’s business, financial condition and results of operations.
–Regulatory and reputational risks
Financial institutions are exposed to a complex and ever-changing regulatory environment defined by governments and regulators. Regulatory activity in recent years has affected multiple areas, including changes in accounting standards; strict regulation of capital, liquidity and remuneration; bank charges and taxes on financial transactions; regulations affecting mortgages, banking products and consumers and users; recovery and resolution measures; stress tests; prevention of money laundering and terrorist financing; market abuse; conduct in the financial markets; anti-corruption; and requirements as to the periodic publication of information. Governments, regulatory authorities and other institutions continually make proposals to strengthen the resistance of financial institutions to future crises. Further, there is an increasing focus on the climate-related financial risk management capabilities of banks. Any change in the Group’s business that is necessary to comply with any particular regulations at any given time, especially in Spain, Mexico or Turkey, could lead to a considerable loss of income, limit the Group’s ability to identify business opportunities, affect the valuation of its assets, force the Group to increase its prices and, therefore, reduce the demand for its products, impose additional costs on the Group or otherwise adversely affect its business, financial condition and results of operations.
The financial sector is under ever closer scrutiny by regulators, governments and society itself. In the course of activities, situations which might cause relevant reputational damage to the Group could arise and might affect the regular course of business.

–New business and operational risks and legal risks
New technologies and forms of customer relationships: Developments in the digital world and in information technologies pose significant challenges for financial institutions, entailing threats (new competitors, disintermediation, etc.) but also opportunities (new framework of relations with customers, greater ability to adapt to their needs, new products and distribution channels, etc.). Digital transformation is a priority for the Group as it aims to lead digital banking of the future as one of its objectives.
Technological risks and security breaches: The Group is exposed to new threats such as cyber-attacks, theft of internal and customer databases, fraud in payment systems, etc. that require major investments in security from both the technological and human point of view. The Group gives great importance to the active operational and technological risk management and control. Any attack, failure or deficiency in the Group’s systems could, among other things, lead to the misappropriation of funds of the Group’s clients or the Group itself and the unauthorized disclosure, destruction or use of confidential information, as well as prevent the normal operation of the Group and impair its ability to provide services and carry out its internal management. In addition, any attack, failure or deficiency could result in the loss of customers and business opportunities, damage to computers and systems, violation of regulations regarding data protection and/or other regulations, exposure to litigation, fines, sanctions or interventions, loss of confidence in the Group’ s security measures, damage to its reputation, reimbursements and compensation, and additional regulatory compliance expenses and could have a significant adverse impact on the Group’ s business, financial condition and results of operations.
Legal risks: The financial sector faces an environment of increasing regulatory and litigious pressure, and thus, the various Group entities are frequently party to individual or collective judicial proceedings (including class actions) resulting from their activity and operations, as well as arbitration proceedings. The Group is also party to government procedures and investigations, such as those carried out by the antitrust authorities in certain countries which, among other things, have in the past and could in the future result in sanctions, as well as lead to claims by customers and others. In addition, the regulatory framework in the jurisdictions in which the Group operates is evolving towards a supervisory approach more focused on the opening of sanctioning proceedings while some regulators are focusing their attention on consumer protection and behavioral risk.
In Spain and in other jurisdictions where the Group operates, legal and regulatory actions and proceedings against financial institutions, prompted in part by certain judgments in favor of consumers handed down by national and supranational courts (with regards to matters such as credit cards and mortgage loans), have increased significantly in recent years and this trend could continue in the future. Legal and regulatory actions and proceedings faced by other financial institutions in relation to these and other matters, especially if such actions or proceedings result in favorable resolutions for the consumer, could also adversely affect the Group.
All of the above may result in a significant increase in operating and compliance costs or even a reduction of revenues, and it is possible that an adverse outcome in any proceedings (depending on the amount thereof, the penalties imposed or the procedural or management costs for the Group) could damage the Group's reputation, generate a knock-on effect or otherwise adversely affect the Group.
It is difficult to predict the outcome of legal and regulatory actions and proceedings, both those to which the Group is currently exposed and those that may arise in the future, including actions and proceedings relating to former Group subsidiaries or in respect of which the Group may have indemnification obligations. Any of such outcomes could be significantly adverse to the Group. In addition, a decision in any matter, whether against the Group or against another credit entity facing similar claims as those faced by the Group, could give rise to other claims against the Group. In addition, these actions and proceedings attract resources from the Group and may occupy a great deal of attention on part of the Group's management and employees.
As of June 30, 2024, the Group had €773 million in provisions for the proceedings it is facing (included in the line "Provisions for taxes and other legal contingencies" in the consolidated balance sheet) (see Note 23), of which €612 million correspond to legal contingencies and €160 million to tax related matters. However, the uncertainty arising from these proceedings (including those for which no provisions have been made, either because it is not possible to estimate them or for other reasons) makes it impossible to guarantee that the possible losses arising from these proceedings will not exceed, where applicable, the amounts that the Group currently has provisioned and, therefore, could affect the Group's consolidated results in a given period.
As a result of the above, legal and regulatory actions and proceedings currently faced by the Group or to which it may become subject in the future or which may otherwise affect the Group, whether individually or in the aggregate, if resolved in whole or in part adversely to the Group's interests, could have a material adverse effect on the Group’s business, financial condition and results of operations.
Spanish judicial authorities are investigating the activities of Centro Exclusivo de Negocios y Transacciones, S.L. (“Cenyt”). Such investigation includes the provision of services by Cenyt to BBVA. On July 29, 2019, BBVA was named as an investigated party (investigado) in a criminal judicial investigation (Preliminary Proceeding No. 96/2017 – Piece No. 9, Central Investigating Court No. 6 of the National High Court) for alleged facts which could constitute bribery, revelation of secrets and corruption. Certain current and former officers and employees of the Group, as well as former directors, have also been named as investigated parties in connection with this investigation. Since the beginning of the investigation, BBVA has been proactively collaborating with the Spanish judicial authorities, including sharing with the courts information obtained in the internal investigation hired by the entity in 2019 to contribute to the clarification of the facts.
By order of the Criminal Chamber of the National High Court, the pre-trial phase ended on January 29, 2024. On June 20, 2024, the Judge issued an order authorizing the continuation of abbreviated criminal proceedings against the Bank and certain current and former officers and employees of the Bank, as well as against some former directors, for alleged facts which could constitute bribery and revelation of secrets. It is not possible at this time to predict the possible outcomes or implications for the Group of this matter, including any fines, damages or harm to the Group’s reputation caused thereby.

6.2.Credit risk
Credit risk arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. The general principles governing credit risk management in the BBVA Group, as well as the credit risk management in the Group as of June 30, 2024 do not differ significantly from those included in Note 7 of the consolidated financial statements of the Group for the year ended December 31, 2023.
6.2.1    Credit risk exposure
In accordance with IFRS 7 “Financial Instruments: Disclosures”, the BBVA Group’s credit risk exposure by headings in the consolidated balance sheets as of June 30, 2024 and December 31, 2023 is provided below. It does not consider the loss allowances and the availability of collateral or other credit enhancements to ensure compliance with payment obligations. The details are broken down by category of financial instruments:

Maximum credit risk exposure (Millions of Euros)
	Notes	June 2024	Stage 1	Stage 2	Stage 3
Financial assets held for trading		90,638
Equity instruments	9	7,699
Debt securities	9	31,947
Loans and advances	9	50,992
Non-trading financial assets mandatorily at fair value through profit or loss		10,584
Equity instruments	10	9,646
Debt securities	10	653
Loans and advances	10	285
Financial assets designated at fair value through profit or loss	11	856
Derivatives (trading and hedging)		50,321
Financial assets at fair value through other comprehensive income		60,820
Equity instruments	12	1,382
Debt securities		59,413	56,944	2,448	21
Loans and advances to credit institutions	12	25	25	—	—
Financial assets at amortized cost		492,523	440,370	37,441	14,712
Debt securities		58,518	58,326	157	35
Loans and advances to central banks		7,367	7,367	—	—
Loans and advances to credit institutions		21,617	21,193	420	4
Loans and advances to customers		405,021	353,484	36,864	14,672
Total financial assets risk		705,742
Total loan commitments and financial guarantees		257,316	247,913	8,443	960
Loan commitments given	30	187,331	181,227	5,907	197
Financial guarantees given	30	20,464	19,466	785	214
Other commitments given	30	49,521	47,220	1,751	550
Total maximum credit exposure		963,058

Maximum credit risk exposure (Millions of Euros)
	Notes	December 2023	Stage 1	Stage 2	Stage 3
Financial assets held for trading		106,749
Equity instruments	9	4,589
Debt securities	9	28,569
Loans and advances	9	73,590
Non-trading financial assets mandatorily at fair value through profit or loss		8,737
Equity instruments	10	7,963
Debt securities	10	484
Loans and advances	10	290
Financial assets designated at fair value through profit or loss	11	955
Derivatives (trading and hedging)		48,747
Financial assets at fair value through other comprehensive income		62,289
Equity instruments	12	1,217
Debt securities		61,047	60,255	771	21
Loans and advances to credit institutions	12	26	26	—	—
Financial assets at amortized cost		463,130	410,590	38,061	14,478
Debt securities		49,544	49,403	108	32
Loans and advances to central banks		7,176	7,176	—	—
Loans and advances to credit institutions		17,498	17,478	18	2
Loans and advances to customers		388,912	336,533	37,935	14,444
Total financial assets risk		690,606
Total loan commitments and financial guarantees		214,283	204,842	8,411	1,030
Loan commitments given	30	152,868	147,376	5,326	165
Financial guarantees given	30	18,839	17,612	998	229
Other commitments given	30	42,577	39,854	2,087	636
Total maximum credit exposure		904,889
The breakdown by geographical area and stage of the maximum credit risk exposure, the accumulated allowances recorded and the carrying amount of the loans and advances to customers at amortized cost as of June 30, 2024 and December 31, 2023 is shown below:

June 2024 (Millions of Euros)
	Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	222,339	192,728	21,575	8,035	(4,518)	(501)	(606)	(3,411)	217,821	192,227	20,970	4,625
Mexico	92,707	83,478	6,704	2,525	(3,037)	(1,138)	(597)	(1,302)	89,671	82,340	6,108	1,223
Turkey ⁽²⁾	43,816	38,287	3,775	1,754	(1,643)	(179)	(304)	(1,160)	42,174	38,108	3,472	594
South America ⁽³⁾	45,026	37,889	4,791	2,346	(2,010)	(296)	(349)	(1,364)	43,016	37,593	4,442	982
Others	1,132	1,102	18	13	(11)	—	(1)	(9)	1,122	1,101	17	4
Total ⁽⁴⁾	405,021	353,484	36,864	14,672	(11,218)	(2,115)	(1,857)	(7,246)	393,803	351,369	35,007	7,426
Of which: individual					(1,562)	(14)	(390)	(1,158)
Of which: collective					(9,656)	(2,101)	(1,466)	(6,089)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of June 30, 2024, the remaining balance was €122 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.

December 2023 (Millions of Euros)
		Gross exposure				Accumulated allowances				Carrying amount
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Spain ⁽¹⁾	214,522	183,503	22,953	8,066	(4,593)	(503)	(714)	(3,375)	209,929	183,000	22,239	4,690
Mexico	91,086	81,619	6,995	2,472	(3,049)	(1,097)	(620)	(1,332)	88,037	80,522	6,375	1,140
Turkey ⁽²⁾	39,058	34,105	3,234	1,719	(1,641)	(167)	(314)	(1,160)	37,416	33,938	2,920	559
South America ⁽³⁾	43,151	36,237	4,738	2,176	(1,976)	(319)	(377)	(1,280)	41,175	35,918	4,362	896
Others	1,094	1,069	15	11	(10)	—	(1)	(8)	1,085	1,068	14	2
Total ⁽⁴⁾	388,912	336,533	37,935	14,444	(11,269)	(2,087)	(2,026)	(7,156)	377,643	334,446	35,909	7,287
Of which: individual					(1,665)	(15)	(471)	(1,179)
Of which: collective					(9,604)	(2,072)	(1,555)	(5,977)
(1) Spain includes all the countries where BBVA, S.A. operates.
(2) Turkey includes all the countries in which Garanti BBVA operates.
(3) In South America, the BBVA Group operates in Argentina, Colombia, Peru and Uruguay.
(4) The amount of the accumulated impairment includes the provisions recorded for credit risk over the remaining expected lifetime of purchased financial instruments. Those provisions were determined at the moment of the Purchase Price Allocation (PPA) and were originated mainly in the acquisition of Catalunya Banc S.A. (as of December 31, 2023, the remaining balance was €142 million). These valuation adjustments are recognized in the consolidated income statement during the residual life of the instrument or applied as allowances in the value of the financial instrument when the losses materialize.
The breakdown by counterparty and product of the maximum credit risk exposure, the accumulated allowances recorded, as well as the carrying amount by type of product, classified in different headings of the assets as of June 30, 2024 and December 31, 2023 is shown below:

June 2024 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	9	—	57	2,739	1,596	4,402	4,566
Credit card debt	—	1	—	3	1,958	22,574	24,536	26,232
Commercial debtors		815	95	766	24,576	101	26,353	26,568
Finance leases	—	198	—	11	9,241	278	9,728	9,977
Reverse repurchase loans	287	—	8,548	65	—	—	8,900	8,902
Other term loans	6,673	22,093	7,008	10,078	140,595	151,829	338,275	347,130
Advances that are not loans	396	205	5,978	3,047	879	374	10,879	10,941
LOANS AND ADVANCES	7,355	23,321	21,629	14,028	179,988	176,751	423,072	434,315
By secured loans
Of which: mortgage loans collateralized by immovable property		256	—	699	26,938	97,719	125,612	128,382
Of which: other collateralized loans	286	6,721	7,319	496	10,972	2,491	28,284	28,550
By purpose of the loan
Of which: credit for consumption						63,240	63,240	67,868
Of which: lending for house purchase						98,776	98,776	100,419
By subordination
Of which: project finance loans					7,013		7,013	7,551

December 2023 (Millions of Euros)
	Central banks	General governments	Credit institutions	Other financial corporations	Non-financial corporations	Households	Total	Gross carrying amount
On demand and short notice	—	6	—	73	1,933	1,028	3,040	3,175
Credit card debt	—	1	—	2	1,927	20,959	22,890	24,454
Commercial debtors		960	76	586	23,462	88	25,171	25,346
Finance leases	—	225	—	12	8,940	285	9,463	9,714
Reverse repurchase loans	1,345	—	5,786	92	—	—	7,223	7,234
Other term loans	4,878	21,662	5,329	9,300	134,024	147,491	322,683	331,813
Advances that are not loans	927	412	6,312	3,186	956	324	12,116	12,164
LOANS AND ADVANCES	7,151	23,265	17,502	13,251	171,241	170,175	402,586	413,901
By secured loans
Of which: mortgage loans collateralized by immovable property		271	—	526	24,829	96,772	122,397	125,328
Of which: other collateralized loans	1,347	6,933	4,558	465	10,938	2,430	26,671	26,963
By purpose of the loan
Of which: credit for consumption						59,892	59,892	64,303
Of which: lending for house purchase						97,555	97,555	99,224
By subordination
Of which: project finance loans					7,181		7,181	7,743

The value of guarantees received as of June 30, 2024 and December 31, 2023, is as follows:

Guarantees received (Millions of Euros)
	June 2024	December 2023
Value of collateral	140,616	136,141
Of which: guarantees normal risks under special monitoring	13,890	14,274
Of which: guarantees impaired risks	3,985	4,035
Value of other guarantees	55,952	53,462
Of which: guarantees normal risks under special monitoring	4,848	4,864
Of which: guarantees impaired risks	1,306	1,226
Total value of guarantees received	196,568	189,602
6.2.2    Impaired secured loans
The breakdown of loans and advances, within the heading “Financial assets at amortized cost”, including their gross carrying amount, impaired loans and advances, and accumulated impairment, by counterparties as of June 30, 2024 and December 31, 2023, is as follows:

June 2024 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	7,367	—	(11)	—%
General governments	23,341	28	(20)	0.1%
Credit institutions	21,617	4	(14)	—%
Other financial corporations	14,052	12	(25)	0.1%
Non-financial corporations	183,914	5,524	(4,102)	3.0%
Households	183,713	9,109	(7,070)	5.0%
LOANS AND ADVANCES	434,005	14,677	(11,242)	3.4%

December 2023 (Millions of Euros)
	Gross carrying amount	Impaired loans and advances	Accumulated impairment	Impaired loans and advances as a % of the total
Central banks	7,176	—	(25)	—%
General governments	23,294	25	(29)	0.1%
Credit institutions	17,498	2	(21)	—%
Other financial corporations	13,271	12	(20)	0.1%
Non-financial corporations	175,337	5,520	(4,274)	3.2%
Households	177,009	8,886	(6,946)	5.0%
LOANS AND ADVANCES	413,585	14,446	(11,316)	3.5%
The changes during the six months ended June 30, 2024, and the year ended December 31, 2023 of impaired financial assets (financial assets and guarantees given) are as follows:

Changes in impaired financial assets and guarantees given (Millions of Euros)
	June 2024	December 2023
Balance at the beginning	15,362	14,521
Additions	6,114	11,066
Decreases ⁽¹⁾	(3,027)	(5,795)
Net additions	3,087	5,272
Amounts written-off	(2,426)	(3,770)
Exchange differences and other	(529)	(660)
Balance at the end	15,495	15,362
(1) Reflects the total amount of impaired loans derecognized from the consolidated balance sheet throughout the period as a result of monetary recoveries as well as mortgage foreclosures and real estate assets received in lieu of payment.

6.2.3    Measurement of Expected Credit Loss (ECL)
As of June 30, 2024, the models for calculating expected losses used by the Group to prepare the attached Consolidated Financial Statements do not differ significantly from those detailed in Note 7 to the consolidated financial statements of the Group for the year ended December 31, 2023, except for the application of the new scenarios derived from the macroeconomic and geopolitical situation in the first half of 2024.
BBVA Research forecasts a maximum of five years for the macroeconomic variables. The following estimates for the next five years of the Gross Domestic Product (GDP) growth, of the unemployment rate and of the House Price Index (HPI), for the most relevant countries where it represents a significant factor, are determined by BBVA Research and have been used at the time of the calculation of the ECL as of June 30, 2024:

Positive scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	2.90%	9.94%	2.07%	2.95%	2.77%	5.06%	5.00%	9.24%
2025	4.37%	8.72%	4.96%	4.68%	2.98%	5.29%	7.67%	9.50%
2026	6.23%	8.01%	7.38%	4.57%	2.89%	4.87%	6.97%	9.12%
2027	7.07%	7.54%	7.98%	4.29%	2.76%	5.10%	5.55%	9.20%
2028	6.93%	7.25%	7.40%	3.88%	2.65%	5.16%	5.13%	9.37%
2029	6.20%	7.18%	6.25%	3.64%	2.77%	5.38%	5.00%	9.52%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	3.11%	7.02%	(1.99)%	10.25%	2.65%	10.69%
2025	4.02%	6.73%	14.61%	8.09%	4.51%	10.64%
2026	4.13%	6.59%	15.37%	6.27%	4.74%	9.93%
2027	4.19%	6.47%	13.85%	4.98%	4.33%	9.20%
2028	3.77%	6.38%	12.85%	4.18%	4.29%	8.59%
2029	3.59%	6.29%	12.04%	3.79%	4.64%	8.01%

Estimate of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	2.54%	11.35%	1.77%	2.50%	2.79%	5.03%	3.50%	9.40%
2025	2.08%	10.80%	2.34%	2.44%	3.15%	5.32%	3.47%	10.58%
2026	2.05%	10.28%	2.34%	2.58%	3.15%	4.43%	3.79%	10.80%
2027	1.93%	9.88%	1.92%	2.52%	3.06%	4.42%	3.45%	10.98%
2028	1.77%	9.58%	1.56%	2.21%	2.97%	4.32%	3.54%	11.00%
2029	1.65%	9.49%	1.39%	2.02%	3.08%	4.40%	3.53%	11.00%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	2.88%	7.03%	(3.99)%	10.38%	1.76%	10.79%
2025	2.74%	6.82%	6.02%	8.80%	2.83%	11.07%
2026	2.70%	6.77%	4.51%	7.55%	3.36%	10.56%
2027	2.88%	6.71%	3.45%	6.58%	3.05%	9.96%
2028	2.57%	6.66%	3.47%	5.85%	3.04%	9.46%
2029	2.46%	6.61%	3.51%	5.35%	3.41%	8.96%

Negative scenario of GDP, unemployment rate and HPI for the main geographical areas
	Spain			Mexico			Turkey
Date	GDP	Unemployment	HPI	GDP	Unemployment	HPI	GDP	Unemployment
2024	2.18%	12.76%	1.46%	2.11%	2.80%	5.02%	2.71%	9.49%
2025	0.01%	12.86%	(0.04)%	0.69%	3.29%	5.32%	0.58%	11.25%
2026	(1.72)%	12.51%	(2.08)%	0.89%	3.37%	4.10%	1.34%	11.98%
2027	(2.81)%	12.19%	(3.48)%	1.03%	3.32%	3.85%	2.19%	12.20%
2028	(3.10)%	11.89%	(3.76)%	0.75%	3.24%	3.62%	2.77%	12.04%
2029	(2.65)%	11.66%	(3.04)%	0.57%	3.36%	3.58%	2.53%	11.93%

	Peru		Argentina		Colombia
Date	GDP	Unemployment	GDP	Unemployment	GDP	Unemployment
2024	1.84%	7.08%	(5.21)%	10.45%	0.71%	10.89%
2025	0.34%	7.03%	1.59%	9.19%	0.27%	11.66%
2026	0.51%	7.10%	(0.75)%	8.23%	1.40%	11.47%
2027	0.83%	7.14%	(1.73)%	7.42%	1.40%	11.03%
2028	0.63%	7.16%	(1.50)%	6.75%	1.48%	10.64%
2029	0.60%	7.16%	(1.32)%	5.96%	1.87%	10.22%
Sensitivity to macroeconomic scenarios
A sensitivity exercise has been carried out on the expected losses due to variations in the key hypotheses as they are the ones that introduce the greatest uncertainty in estimating such losses. As a first step, GDP and the House Price Index have been identified as the most relevant variables. These variables have been subjected to shocks of +/- 100 bps in their entire window with impact on the macro models. Independent sensitivities have been assessed, under the assumption of assigning a 100% probability to each determined scenario with these independent shocks.
Variation in expected loss is determined both by re-staging (that is: in worse scenarios due to the recognition of lifetime credit losses for additional operations that are transferred to stage 2 from stage 1 where 12 months of losses are valued; or vice versa in improvement scenarios) as well as variations in the collective risk parameters (PD or probability of default and LGD or loss given default) of each financial instrument due to the changes defined in the macroeconomic forecasts of the scenario. The variation in the expected loss for the Group and the main portfolios and geographical areas as of June 30, 2024 and December 31, 2023, is shown below:

Expected loss variation as of June 2024 ⁽¹⁾
	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
-100 bps	208	180	24	4	53	11	42	100	3	96	21	9	11
+100 bps	(197)	(161)	(14)	(4)	(52)	(11)	(41)	(94)	(2)	(90)	(19)	(8)	(10)
Housing price
-100 bps						—	26
+100 bps						—	(25)
(1) Last available data as of May 31, 2024 including macroeconomic scenarios of June 2024.

Expected loss variation as of December 31, 2023

	BBVA Group				Spain			Mexico			Turkey
GDP	Total Portfolio	Retail	Companies	Debt securities	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail	Total Portfolio	Companies	Retail
-100 bps	222	188	28	2	61	14	47	94	2	92	22	9	11
+100 bps	(191)	(165)	(23)	(2)	(58)	(13)	(45)	(89)	(2)	(87)	(21)	(9)	(11)
Housing price
-100 bps						—	32
+100 bps						—	(32)
Additional adjustments to expected losses measurement
To estimate expected losses, what is described in Note 7 of the 2023 consolidated financial statements on individual and collective estimates of expected losses must be taken into account, as well as macroeconomic estimates.
The Group periodically reviews its individual estimates and its models for the collective estimate of expected losses as well as the effect of macroeconomic scenarios on them. In addition, the Group may supplement the expected losses to account for the effects that may not be included, either by considering additional risk factors, or by the incorporation of sectorial particularities or particularities that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose.

Thus, in Spain, the Loss Given Default (LGD) of certain specific operations considered unlikely to pay has been reviewed upwards, with a remaining adjustment as of June 30, 2024 of €269 million (€227 million as of December 31, 2023), a €42 million increase compared with the end of the year 2023 mainly related to the mortgage portfolio. In addition, due to the earthquakes that affected an area in the south of Turkey, during the month of February 2023 the classification of the credit exposure recorded in the five most affected cities was reviewed, which led to its reclassification to Stage 2. As of June 30, 2024 the amounts recorded in Stage 2 amounted to €205 million on-balance sheet and €497 million off-balance sheet exposure, with allowances for losses of approximately €20 million at contract level (€273 million, €406 million and €25 million, respectively as of December 31, 2023).
On the other hand, as of June 30, 2024 and December 31, 2023, the complementary adjustments pending allocation to specific operations or customers were not significant after the utilization and/or release of most of the adjustments during 2023.
6.2.4    Loss allowances
Below are the changes in the six months ended June 30, 2024, and the year ended December 31, 2023 in the loss allowances recognized on the condensed consolidated balance sheets to cover the estimated impairment or reversal of impairment on loans and advances of financial assets at amortized cost:

Changes in loss allowances of loans and advances at amortized cost (Millions of Euros)
	June 2024	December 2023
Balance at the beginning of the period	(11,316)	(11,291)
Increase in loss allowances charged to income	(6,149)	(9,366)
Stage 1	(949)	(1,738)
Stage 2	(886)	(1,940)
Stage 3	(4,314)	(5,688)
Decrease in loss allowances charged to income	3,305	5,072
Stage 1	840	1,389
Stage 2	908	1,317
Stage 3	1,557	2,366
Transfer to written-off loans, exchange differences and other	2,918	4,270
Balance at the end of the period	(11,242)	(11,316)
6.3.Liquidity and funding risk
Liquidity and funding management at BBVA promotes the financing of the recurring growth of the banking business at suitable maturities and costs using a wide range of funding sources. BBVA's business model, risk appetite framework and funding strategy are designed to reach a solid funding structure based on stable customer deposits, mainly retail (granular). As a result of this model, deposits have a high degree of assurance in each geographical area, close to 55% in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of high-quality liquidity buffers in all geographical areas. In this respect, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €132.7 billion, of which 97% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy is intended to limit the spread of a liquidity crisis among the Group's different areas and ensure the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained above 100% during the first half of 2024 and stood at 148% as of June 30, 2024. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 178% in BBVA, S.A., 154% in Mexico and 162% in Turkey). Without considering this restriction, the Group's LCR ratio was 179%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 129% as of June 30, 2024.

The main wholesale financing transactions carried out by the BBVA Group during the first half of 2024 are listed below:

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Coupon	Early redemption	Maturity date
BBVA, S.A.	Senior preferred	Jan-24	1,250	EUR	3.875%	—	Jan-34
	Tier 2	Feb-24	1,250	EUR	4.875%	Nov-30 to Feb-31	Feb-36
	Senior preferred	Mar-24	1,000	USD	5.381%	—	Mar-29
	Senior non-preferred	Mar-24	1,000	USD	6.033%	—	Mar-35
	Senior preferred (green bond)	Mar-24	1,000	EUR	3.500%	—	Mar-31
	Senior preferred	Jun-24	1,000	EUR	3 month Euribor rate + 45 basis points	—	Jun-27
	Senior preferred	Jun-24	750	EUR	3.625%	—	Jun-30
	AT1 (CoCo)	Jun-24	750	EUR	6.875%	Dec-30 to Jun-31	Perpetual
Additionally, BBVA, S.A. redeemed two capital issuances in the first half of 2024: in February 2024, a Tier 2 issuance of subordinated bonds issued in February 2019 for an amount of €750 million and in March 2024, an AT1 issued in 2019 on its first date of optional redemption for an amount of €1,000 million.
BBVA Mexico issued in January 2024 Tier 2 bonds for USD 900 million with a maturity of 15 years and an early repayment option in 10 years with a coupon of 8.125%. Additionally, on April 10 2024, BBVA Mexico issued bank stock certificates for 15,000 million Mexican pesos in two tranches. The first one was placed at a term of three and a half years, with a variable TIIE rate (Interbank Equilibrium Interest Rate) for one-day Funding plus 32 basis points, amounting to a total of 8,439 million Mexican pesos. The second tranche was issued for seven years, with a fixed rate of 10.35%, for a total of 6,561 million Mexican pesos.
In Turkey, Garanti BBVA issued in February 2024 Tier 2 10-year bonds for an amount of USD 500 million, with a coupon of 8.375% and an early redemption option in 5 years. Additionally, in June 2024, Garanti BBVA renewed the total syndicated loan based on environmental, social and governance (ESG) criteria, which consists of two separate tranches of USD 241 million (SOFR+2.50%) and €179 million (Euribor+2.25%), respectively.
For its part, BBVA Peru issued Tier 2 bonds in the international market for USD 300 million, with a 6.20% coupon, a 10.25-year maturity and an early redemption option in the fifth year.
BBVA Colombia, together with the International Finance Corporation (IFC) and the Inter-American Development Bank (IDB) announced the launch of a green biodiversity bond for an amount of up to USD 70 million and a term of 3 years. On July 12, 2024, a first tranche of USD 15 million thereunder was announced.

7.Fair value of financial instruments
The criteria and valuation methods used to calculate the fair value of financial assets as of June 30, 2024 do not differ significantly from those included in Note 8 from the consolidated financial statements for the year ended December 31, 2023.
The techniques and unobservable inputs used for the valuation of the financial instruments classified in the fair value hierarchy as Level 3, do not significantly differ from those detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2023.
The effect on the consolidated income statements and on the consolidated equity, resulting from changing the main assumptions used in the valuation of Level 3 financial instruments for other reasonably possible assumptions, does not differ significantly from that detailed in Note 8 of the consolidated financial statements for the year ended December 31, 2023.
7.1.Fair value of financial instruments recognized at fair value according to valuation method
The fair value of the Group's financial instruments recognized at fair value from the attached condensed consolidated balance sheets is presented below, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2024 and December 31, 2023:

Fair value of financial instruments recognized at fair value by level. June 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	123,821	25,730	95,191	2,900
Derivatives		33,183	520	32,168	496
Equity instruments		7,699	7,447	89	163
Debt securities		31,947	17,763	13,894	291
Loans and advances		50,992	—	49,041	1,951
Non-trading financial assets mandatorily at fair value through profit or loss	10	10,584	8,890	376	1,318
Equity instruments		9,646	8,340	50	1,256
Debt securities		653	550	54	50
Loans and advances to customers		285	—	273	12
Financial assets designated at fair value through profit or loss	11	856	849	7	—
Debt securities		856	849	7	—
Financial assets at fair value through other comprehensive income	12	60,691	49,831	9,852	1,008
Equity instruments		1,382	1,140	53	188
Debt securities		59,284	48,691	9,773	820
Loans and advances to credit institutions		25	—	25	—
Derivatives – Hedge accounting	14	1,212	—	1,212	—
LIABILITIES
Financial liabilities held for trading	9	93,546	15,223	77,034	1,289
Trading derivatives		31,321	734	29,815	772
Short positions		15,249	14,488	648	113
Deposits		46,976	—	46,571	405
Financial liabilities designated at fair value through profit or loss	11	14,935	—	12,841	2,094
Deposits from credit institutions		46	—	46	—
Customer deposits		953	—	953	—
Debt certificates issued		4,455	—	2,361	2,094
Other financial liabilities		9,481	—	9,481	—
Derivatives – Hedge accounting	14	2,525	—	2,490	35

Fair value of financial Instruments recognized at fair value by level. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Level 1	Level 2	Level 3
ASSETS
Financial assets held for trading	9	141,042	21,972	116,905	2,165
Derivatives		34,293	144	33,880	269
Equity instruments		4,589	4,494	24	71
Debt securities		28,569	17,333	11,081	155
Loans and advances		73,590	—	71,921	1,669
Non-trading financial assets mandatorily at fair value through profit or loss	10	8,737	7,028	493	1,216
Equity instruments		7,963	6,742	72	1,148
Debt securities		484	286	132	66
Loans and advances to customers		290	—	288	2
Financial assets designated at fair value through profit or loss	11	955	908	47	—
Debt securities		955	908	47	—
Financial assets at fair value through other comprehensive income	12	62,205	52,987	8,335	883
Equity instruments		1,217	1,026	52	139
Debt securities		60,963	51,961	8,258	745
Loans and advances to credit institutions		26	—	26	—
Derivatives – Hedge accounting	14	1,482	—	1,482	—
LIABILITIES
Financial liabilities held for trading	9	121,715	14,133	106,382	1,201
Trading derivatives		33,045	191	32,111	743
Short positions		15,735	13,942	1,750	44
Deposits		72,935	—	72,520	415
Financial liabilities designated at fair value through profit or loss	11	13,299	—	11,073	2,227
Deposits from credit institutions		—	—	—	—
Customer deposits		717	—	717	—
Debt certificates issued		3,977	—	1,751	2,227
Other financial liabilities		8,605	—	8,605	—
Derivatives – Hedge accounting	14	2,625	—	2,586	39
7.2.Fair value of financial instruments recognized at amortized cost according to valuation method
Below is shown the fair value of the Group's financial instruments from the attached condensed consolidated balance sheets recognized at amortized cost, broken down according to the valuation method used to determine their fair value, and their respective book value as of June 30, 2024 and December 31, 2023:

Fair value of financial instruments recognized at amortized cost by level. June 2024 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	45,055	45,055	—	—	—	45,055
Financial assets at amortized cost	13	481,213	32,486	46,146	24,410	375,789	478,831
Debt securities		58,450	—	46,146	10,437	545	57,128
Loans and advances		422,762	32,486	—	13,974	375,244	421,703
LIABILITIES
Financial liabilities at amortized cost	21	565,752	363,010	45,016	54,478	103,299	565,803
Deposits		480,420	346,742	—	34,028	99,058	479,828
Debt certificates issued		69,061	—	45,016	20,450	4,240	69,707
Other financial liabilities		16,271	16,268	—	—	—	16,268
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

Fair value of financial Instruments recognized at amortized cost by levels. December 2023 (Millions of Euros)
	Notes	Book value	Fair value
			Carrying amount presented as fair value ⁽¹⁾	Level 1	Level 2	Level 3	Total
ASSETS
Cash, cash balances at central banks and other demand deposits	8	75,416	75,416	—	—	—	75,416
Financial assets at amortized cost	13	451,732	34,826	41,950	10,533	359,062	446,371
Debt securities		49,462	—	41,950	6,244	759	48,952
Loans and advances		402,270	34,826	—	4,290	358,303	397,418
LIABILITIES
Financial liabilities at amortized cost	21	557,589	358,657	42,742	86,390	68,127	555,915
Deposits		473,835	343,611	1,269	62,049	64,601	471,530
Debt certificates issued		68,707	—	41,472	24,341	3,526	69,339
Other financial liabilities		15,046	15,046	—	—	—	15,046
(1) Financial instruments whose book value is presented as an approximation to their fair value, mainly short-term financial instruments.

8.Cash, cash balances at central banks and other demand deposits
The breakdown of the balance under the heading “Cash, cash balances at central banks and other demand deposits” in the condensed consolidated balance sheets is as follows:

Cash, cash balances at central banks and other demand deposits (Millions of Euros)
	June 2024	December 2023
Cash on hand	6,714	7,751
Cash balances at central banks ⁽¹⁾	29,205	60,750
Other demand deposits	9,135	6,916
Total	45,055	75,416
(1) The variation is mainly due to the evolution of the balances held in the Bank of Spain.
9.Financial assets and liabilities held for trading
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Financial assets and liabilities held for trading (Millions of Euros)
	Notes	June 2024	December 2023
ASSETS
Derivatives		33,183	34,293
Equity instruments	6.2	7,699	4,589
Debt securities	6.2	31,947	28,569
Issued by central banks		678	740
Issued by public administrations		28,170	24,766
Issued by financial institutions		1,682	1,824
Other debt securities		1,417	1,239
Loans and advances	6.2	50,992	73,590
Loans and advances to central banks		1,227	2,809
Reverse repurchase agreement		1,227	2,809
Loans and advances to credit institutions ⁽¹⁾		38,560	56,599
Reverse repurchase agreement		38,535	56,569
Loans and advances to customers		11,204	14,182
Reverse repurchase agreement		9,380	13,615
Total assets	7	123,821	141,042
LIABILITIES
Derivatives		31,321	33,045
Short positions		15,249	15,735
Deposits		46,976	72,935
Deposits from central banks		4,518	6,397
Repurchase agreement		4,518	6,397
Deposits from credit institutions ⁽¹⁾		19,166	43,337
Repurchase agreement		19,010	42,676
Customer deposits		23,291	23,201
Repurchase agreement		23,250	23,157
Total liabilities	7	93,546	121,715
(1) The variation is mainly due to the evolution of "Reverse repurchase agreement" and the evolution of "Repurchase agreement" mainly due to BBVA, S.A.
10.Non-trading financial assets mandatorily at fair value through profit or loss
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

Non-trading financial assets mandatorily at fair value through profit or loss (Millions of Euros)
	Notes	June 2024	December 2023
Equity instruments	6.2	9,646	7,963
Debt securities	6.2	653	484
Loans and advances to customers	6.2	285	290
Total	7	10,584	8,737

11.Financial assets and liabilities designated at fair value through profit or loss
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Financial assets and liabilities designated at fair value through profit or loss (Millions of Euros)
	Notes	June 2024	December 2023
ASSETS
Debt securities	6.2 / 7	856	955
LIABILITIES
Deposits from credit institutions		46	—
Customer deposits		953	717
Debt certificates issued		4,455	3,977
Other financial liabilities: Unit-linked products		9,481	8,605
Total liabilities	7	14,935	13,299
12.Financial assets at fair value through other comprehensive income
12.1Breakdown of the balance
The breakdown of the balance of this heading of the condensed consolidated balance sheets by type of financial instruments is as follows:

Financial assets at fair value through other comprehensive income (Millions of Euros)
	Notes	June 2024	December 2023
Equity instruments	6.2	1,382	1,217
Debt securities		59,284	60,963
Loans and advances to credit institutions	6.2	25	26
Total	7	60,691	62,205
Of which: loss allowances of debt securities		(129)	(84)
12.2.Gains/losses
Changes in gains (losses)
The changes in the unrealized gains/losses (net of taxes) during the six months ended June 30, 2024 and in the year ended December 31, 2023 of debt securities recognized under the equity heading “Accumulated other comprehensive income – Items that may be reclassified to profit or loss – Fair value changes of debt instruments measured at fair value through other comprehensive income” and equity instruments recognized under the equity heading “Accumulated other comprehensive income – Items that will not be reclassified to profit or loss – Fair value changes of equity instruments measured at fair value through other comprehensive income” in the condensed consolidated balance sheets are as follows:

Other comprehensive income - Changes in gains (losses) (Millions of Euros)
		Debt securities		Equity instruments
	Notes	June 2024	December 2023	June 2024	December 2023
Balance at the beginning		(356)	(809)	(1,112)	(1,194)
Valuation gains and losses		(769)	659	155	80
Amounts transferred to income		51	5
Amounts transferred to Reserves				(1)	2
Income tax and other		241	(211)	(2)	(1)
Balance at the end	27	(833)	(356)	(960)	(1,112)

13.Financial assets at amortized cost
13.1.Breakdown of the balance
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Financial assets at amortized cost (Millions of Euros)
	Notes	June 2024	December 2023
Debt securities		58,450	49,462
Loans and advances to central banks		7,355	7,151
Loans and advances to credit institutions		21,604	17,477
Loans and advances to customers		393,803	377,643
Government		23,321	23,265
Other financial corporations		14,028	13,251
Non-financial corporations		179,812	171,063
Other		176,643	170,063
Total	7	481,213	451,732
Of which: impaired assets of loans and advances to customers	6.2	14,672	14,444
Of which: loss allowances of loans and advances	6.2	(11,242)	(11,316)
Of which: loss allowances of debt securities		(68)	(82)
13.2.Loans and advances to customers
The breakdown of the balance under this heading in the condensed consolidated balance sheets according to the nature of the financial instrument is as follows:

Loans and advances to customers (Millions of Euros)
	June 2024	December 2023
On demand and short notice	4,402	3,040
Credit card debt	24,535	22,889
Trade receivables	26,258	25,096
Finance leases	9,728	9,463
Reverse repurchase agreements	65	92
Other term loans	324,310	312,186
Advances that are not loans	4,506	4,877
Total	393,803	377,643
14.Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Derivatives – Hedge accounting and fair value changes of the hedged items in portfolio hedges of interest rate risk (Millions of Euros)
	June 2024	December 2023
ASSETS
Derivatives - Hedge accounting	1,212	1,482
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(96)	(97)
LIABILITIES
Derivatives - Hedge accounting	2,525	2,625
Fair value changes of the hedged items in portfolio hedges of interest rate risk	—	—

15.Investments in joint ventures and associates
The breakdown of the balance of “Investments in joint ventures and associates” in the condensed consolidated balance sheets is as follows:

Joint ventures and associates (Millions of Euros)
	June 2024	December 2023
Joint ventures	92	93
Associates	872	883
Total	964	976
16.Tangible assets
The breakdown of the balance and changes of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Tangible assets. Breakdown by type (Millions of Euros)
	June 2024	December 2023
Property, plant and equipment	9,404	9,046
For own use	8,494	8,295
Land and buildings	6,600	6,405
Work in progress	164	199
Furniture, fixtures and vehicles	6,672	6,424
Right to use assets	2,376	2,212
Accumulated depreciation	(7,149)	(6,738)
Impairment	(170)	(206)
Leased out under an operating lease	910	751
Assets leased out under an operating lease	974	800
Accumulated depreciation	(64)	(49)
Investment property	245	207
Building rental	204	154
Other	1	1
Right to use assets	211	238
Accumulated depreciation	(93)	(110)
Impairment	(77)	(76)
Total	9,650	9,253

17.Intangible assets
17.1.Goodwill
The breakdown of the balance under this heading in the condensed consolidated balance sheets, according to the cash-generating unit (hereinafter “CGU”) to which goodwill has been allocated, is as follows:

Goodwill. Breakdown by CGU and changes of the year / period (Millions of Euros)
	Mexico	Turkey	Colombia	Chile	Other	Total
Balance as of December 31, 2022	559	—	118	25	5	707
Additions	—	—	—	—	—	—
Exchange difference	64	—	25	(1)	—	88
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Other	—	—	—	—	—	—
Balance as of December 31, 2023	623	—	143	24	5	795
Additions	—	—	—	—	—	—
Exchange difference	(27)	—	(7)	(1)	—	(35)
Impairment	—	—	—	—	—	—
Companies held for sale	—	—	—	—	—	—
Other	—	—	—	—	—	—
Balance as of June 30, 2024	596	—	136	23	5	760
Goodwill
As of June 30, 2024 and December 31, 2023, the principal amount of the goodwill relates to the CGU of Mexico for an amount of €596 million and €623 million, respectively.
Impairment Test
As mentioned in Note 2.2.7 of the consolidated financial statements for the year 2023, the CGUs to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually or whenever there is any indication of impairment. As of and for the six months ended June 30, 2024, no indicators of impairment have been identified in any CGU.
17.2Other intangible assets
The breakdown of the balance and changes of this heading in the condensed consolidated balance sheets, according to the nature of the related items, is as follows:

Other intangible assets (Millions of Euros)
	June 2024	December 2023
Computer software acquisition expense	1,595	1,535
Other intangible assets with an infinite useful life	9	8
Other intangible assets with a definite useful life	16	25
Total	1,620	1,568

18.Tax assets and liabilities
18.1Consolidated tax group
Pursuant to current legislation, BBVA consolidated tax group in Spain includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.
The Group’s non-Spanish banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.
18.2Current and deferred taxes
The balance under the heading "Tax assets" in the condensed consolidated balance sheets includes current and deferred tax assets. The balance under the “Tax liabilities” heading includes the Group’s various current and deferred tax liabilities. The details of the mentioned tax assets and liabilities are as follows:

Tax assets and liabilities (Millions of Euros)
	June 2024	December 2023
Tax assets
Current tax assets	3,323	2,860
Deferred tax assets	14,788	14,641
Total	18,111	17,501
Tax liabilities
Current tax liabilities	718	878
Deferred tax liabilities	2,332	1,677
Total	3,050	2,554
19.Other assets and liabilities
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Other assets and liabilities (Millions of Euros)
	June 2024	December 2023
ASSETS
Inventories	267	276
Transactions in progress	167	41
Accruals	1,853	1,368
Other items	1,731	1,174
Total	4,017	2,859
LIABILITIES
Transactions in progress	383	133
Accruals	2,840	2,878
Other items	3,234	2,466
Total	6,457	5,477

20.Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale
The composition of the balance under the heading “Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale” in the condensed consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-current assets and disposal groups classified as held for sale and liabilities included in disposal groups classified as held for sale. Breakdown by items (Millions of Euros)
	June 2024	December 2023
ASSETS
Foreclosures and recoveries	881	943
Other assets from tangible assets	950	1,026
Companies held for sale	43	43
Other assets classified as held for sale	—	—
Accrued amortization	(77)	(84)
Impairment losses	(925)	(1,005)
Total	871	923
LIABILITIES
Companies held for sale	—	—
Total	—	—
21.Financial liabilities at amortized cost
21.1Breakdown of the balance
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Financial liabilities at amortized cost (Millions of Euros)
	Notes	June 2024	December 2023
Deposits		480,420	473,835
Deposits from central banks		15,638	20,309
Demand deposits		135	159
Time deposits and other		8,168	12,203
Repurchase agreement		7,334	7,947
Deposits from credit institutions		33,798	40,039
Demand deposits		8,767	6,629
Time deposits and other		14,794	12,871
Repurchase agreement		10,237	20,539
Customer deposits		430,984	413,487
Demand deposits		316,246	317,543
Time deposits and other		100,921	91,740
Repurchase agreement		13,816	4,204
Debt certificates issued		69,061	68,707
Other financial liabilities		16,271	15,046
Total	7	565,752	557,589
As of June 30, 2024 all drawdowns of the TLTRO III program have been repaid. As of December 31, 2023, the amount recorded in "Deposits from central banks - Time deposits and other" included the drawdowns of the TLTRO III facilities of the ECB, mainly by BBVA, S.A., amounting to €3,660 million.

21.2Deposits from credit institutions
The breakdown by geographical area and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

Deposits from credit institutions (Millions of Euros)
	Demand deposits	Time deposits and others ⁽¹⁾	Repurchase agreements	Total
June 2024
Spain	1,965	2,988	621	5,574
Mexico	733	808	26	1,566
Turkey	673	769	190	1,632
South America	349	2,282	—	2,630
Rest of Europe	4,119	3,268	9,325	16,712
Rest of the world	929	4,679	76	5,684
Total	8,767	14,794	10,237	33,798
December 2023
Spain	1,252	2,434	899	4,585
Mexico	789	642	—	1,431
Turkey	16	535	37	587
South America	416	2,242	—	2,659
Rest of Europe	3,011	2,742	19,344	25,097
Rest of the world	1,145	4,277	259	5,681
Total	6,629	12,871	20,539	40,039
(1) Subordinated deposits are included amounting to €48 million and €35 million as of June 30, 2024 and December 31, 2023, respectively.
21.3Customer deposits
The breakdown by geographical area and the nature of the related instruments of this heading in the condensed consolidated balance sheets is as follows:

Customer deposits (Millions of Euros)
	Demand deposits	Time deposits and others	Repurchase agreements	Total
June 2024
Spain	178,807	23,615	9,045	211,467
Mexico	72,051	13,598	736	86,385
Turkey	21,208	23,294	2,553	47,054
South America	28,459	19,193	—	47,652
Rest of Europe	14,222	15,910	1,482	31,614
Rest of the world	1,499	5,312	—	6,812
Total	316,246	100,922	13,816	430,984
December 2023
Spain	179,825	17,952	4	197,780
Mexico	76,122	15,067	1,638	92,828
Turkey	20,423	21,485	1,331	43,239
South America	26,888	17,349	—	44,237
Rest of Europe	12,863	16,257	1,231	30,350
Rest of the world	1,422	3,630	—	5,052
Total	317,543	91,740	4,204	413,487

21.4Debt certificates
The breakdown of the balance under this heading, by type of financial instrument and by currency, is as follows:

Debt certificates issued (Millions of Euros)
	June 2024	December 2023
In Euros	40,289	44,622
Promissory bills and notes	2,521	5,416
Non-convertible bonds and debentures	19,022	16,256
Covered bonds	5,691	6,734
Hybrid financial instruments ⁽¹⁾	632	800
Securitization bonds	2,119	2,168
Wholesale funding	3,073	6,182
Subordinated liabilities	7,232	7,066
Convertible perpetual certificates	2,750	3,000
Other non-convertible subordinated liabilities	4,482	4,066
In foreign currencies	28,772	24,086
Promissory bills and notes	923	336
Non-convertible bonds and debentures	10,568	8,684
Covered bonds	101	99
Hybrid financial instruments ⁽¹⁾	4,754	4,722
Securitization bonds	—	—
Wholesale funding	1,956	1,479
Subordinated liabilities	10,470	8,766
Convertible perpetual certificates	2,804	2,715
Other non-convertible subordinated liabilities	7,666	6,051
Total	69,061	68,707
(1) Corresponds to structured note issuances with embedded derivatives that have been segregated according to IFRS 9.
21.5Other financial liabilities
The breakdown of the balance under this heading in the condensed consolidated balance sheets is as follows:

Other financial liabilities (Millions of Euros)
	June 2024	December 2023
Lease liabilities	1,455	1,507
Creditors for other financial liabilities	3,575	3,439
Collection accounts	4,672	3,642
Creditors for other payment obligations	6,569	6,458
Total	16,271	15,046
22.Assets and liabilities under insurance and reinsurance contracts
As of June 30, 2024 and December 31, 2023, the balance under the heading "Insurance and reinsurance assets" amounted to €206 million and €211 million, respectively.
The breakdown of the condensed balance under the heading “Liabilities under insurance and reinsurance contracts” is as follows:

Liabilities under insurance and reinsurance contracts (Millions of Euros)
	June 2024	December 2023
Liabilities for remaining coverage	10,310	10,900
Liabilities for incurred claims	1,211	1,210
Total	11,520	12,110

23.Provisions
The breakdown of the balance under this heading in the condensed consolidated balance sheets, based on type of provisions, is as follows:

Provisions. Breakdown by concepts (Millions of Euros)
	Notes	June 2024	December 2023
Provisions for pensions and similar obligations		2,434	2,571
Other long term employee benefits		407	435
Provisions for taxes and other legal contingencies	6.1	773	696
Commitments and guarantees given	30	653	770
Other provisions ⁽¹⁾		392	452
Total		4,658	4,924
(1) Individually non-significant provisions for various concepts and corresponding to different geographical areas.
Ongoing legal proceedings and litigation
The financial sector faces an environment of increased regulatory pressure and litigation. In this environment, the various Group entities are often sued on lawsuits and are therefore involved in individual or collective legal proceedings and litigation arising from their activity and operations, including proceedings arising from their lending activity, from their labor relations and from other commercial, regulatory or tax issues, as well as in arbitration.
On the basis of the information available, the Group considers that, at June 30, 2024, the provisions made in relation to judicial proceedings and arbitration, where so required, are adequate and reasonably cover the liabilities that might arise, if any, from such proceedings. Furthermore, on the basis of the information available and with the exceptions indicated in Note 6.1 "Risk factors", BBVA considers that the liabilities that may arise from such proceedings will not have, individually, a significant adverse effect on the Group's business, financial situation or results of operations.
24.Pension and other post-employment commitments
The Group sponsors defined-contribution plans for the majority of its active employees, with the plans in Spain and Mexico being the most significant. Most of the defined benefit plans are for individuals already retired, and are closed to new employees, the most significant being those in Spain, Mexico and Turkey. In Mexico, the Group provides post-retirement medical benefits to a closed group of employees and their family members, both in active service and retirement.
The amounts relating to post-employment benefits charged to the condensed consolidated income statement are as follows:

Condensed consolidated income statement impact (Millions of Euros)
	Notes	June 2024	June 2023
Interest income and expense		71	66
Personnel expense		117	92
Defined contribution plan expense	38.1	86	69
Defined benefit plan expense	38.1	31	23
Provisions or (reversal) of provisions	40	3	32
Total expense (income)		191	191
25.Capital
As of June 30, 2024 and December 31, 2023 BBVA’s share capital amounted to €2,824,009,877.85 and €2,860,590,786.20 divided into 5,763,285,465 and 5,837,940,380 shares, respectively. The variation is due to the partial execution, notified on May 24, 2024, of the share capital reduction resolution adopted by the Ordinary General Shareholders' Meeting of BBVA held on March 15, 2024, under item 3 of the agenda (see Note 4).
As of such dates mentioned, all shares were fully subscribed and paid-up, of the same class and series, of €0.49 par value each, and represented through book-entry accounts. All of the Bank´s shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. Each and every share is part of the Bank’s capital.
BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its Annual General Meetings or restricting or placing conditions on the free transferability of BBVA shares. BBVA is not aware of any agreement that could give rise to changes in the control of the Bank.
Resolutions of the Extraordinary General Shareholders' Meeting
The Extraordinary General Shareholders' Meeting of BBVA held on July 5, 2024 resolved, under item one of the agenda, to authorize an increase in its share capital for up to a maximum nominal amount of €551,906,524.05 by issuing and putting into circulation up to 1,126,339,845 ordinary shares with a par value of €0.49 each, of the same class and series, and with the same rights as the outstanding shares at such date, represented in book-entry form, with non-cash contributions for the purposes of covering the consideration of the voluntary tender offer for the acquisition of up to 100% of the shares of Banco de Sabadell, S.A. announced by BBVA.

26.Retained earnings and other reserves
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

Retained earnings and other reserves (Millions of Euros)
	June 2024	December 2023
Retained earnings	40,895	36,237
Other reserves	1,833	2,015
Total	42,728	38,251
27.Accumulated other comprehensive income
The breakdown of the balance under this heading in the condensed consolidated balance sheet is as follows:

Accumulated other comprehensive income (loss). Breakdown by concepts (Millions of Euros)
	Notes	June 2024	December 2023
Items that will not be reclassified to profit or loss		(2,027)	(2,105)
Actuarial gains (losses) on defined benefit pension plans		(1,112)	(1,049)
Non-current assets and disposal groups classified as held for sale		—	—
Fair value changes of equity instruments measured at fair value through other comprehensive income	12.2	(960)	(1,112)
Fair value changes of financial liabilities at fair value through profit or loss attributable to changes in their credit risk		45	55
Items that may be reclassified to profit or loss		(14,389)	(14,148)
Hedge of net investments in foreign operations (effective portion)		(2,489)	(2,498)
Mexican peso		(3,047)	(3,147)
Turkish lira		576	670
Other exchanges		(19)	(21)
Foreign currency translation		(11,286)	(11,419)
Mexican peso		(1,650)	(640)
Turkish lira		(6,291)	(6,908)
Argentine peso		(684)	(1,296)
Venezuela Bolívar		(1,854)	(1,865)
Other exchanges		(807)	(711)
Hedging derivatives. Cash flow hedges (effective portion)		219	133
Fair value changes of debt instruments measured at fair value through other comprehensive income	12.2	(833)	(357)
Non-current assets and disposal groups classified as held for sale		—	—
Share of other recognized income and expense of investments in joint ventures and associates		—	(8)
Total		(16,416)	(16,254)
The balances recognized under these headings are presented net of tax.

28.Non-controlling interests
The breakdown by groups of consolidated entities of the balance under the heading “Minority interests (non-controlling interests)” of the condensed consolidated balance sheets is as follows:

Minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	June 2024	December 2023
Garanti BBVA	1,224	1,129
BBVA Peru	1,571	1,586
BBVA Argentina	741	544
BBVA Colombia	78	82
BBVA Venezuela	118	108
Other entities	118	115
Total	3,851	3,564
These amounts are broken down by groups of consolidated entities under the heading “Profit (Loss) - Attributable to minority interests (non-controlling interests)” in the condensed consolidated income statement:

Profit attributable to minority interests (non-controlling interests). Breakdown by subgroups (Millions of Euros)
	June 2024	June 2023
Garanti BBVA	64	92
BBVA Peru	128	129
BBVA Argentina	61	46
BBVA Colombia	—	(3)
BBVA Venezuela	5	13
Other entities	3	(11)
Total	261	266
29.Capital base and capital management
The eligible capital instruments and the risk-weighted assets of the Group (phased-in) are shown below, calculated in accordance with the applicable regulation, considering the entities in scope required by such regulation, as of June 30, 2024 and December 31, 2023:

Capital ratios
	June 2024 ⁽¹⁾	December 2023
Eligible Common Equity Tier 1 capital (millions of Euros) (a)	48,861	46,116
Eligible Additional Tier 1 capital (millions of Euros) (b)	5,915	6,033
Eligible Tier 2 capital (millions of Euros) (c)	9,467	8,182
Risk Weighted Assets (millions of Euros) (d)	383,179	363,915
Common Tier 1 capital ratio (CET 1) (A)=(a)/(d)	12.75%	12.67%
Additional Tier 1 capital ratio (AT 1) (B)=(b)/(d)	1.54%	1.66%
Tier 1 capital ratio (Tier 1) (A)+(B)	14.30%	14.33%
Tier 2 capital ratio (Tier 2) (C)=(c)/(d)	2.47%	2.25%
Total capital ratio (A)+(B)+(C)	16.77%	16.58%
(1) Provisional data.

The BBVA Group's earnings have contributed to achieving a consolidated fully loaded CET1 ratio of 12.75% as of June 30, 2024, which allows maintaining a large management buffer over the Group's CET1 requirement as of that date (9.11%4), and which is also above the Group's target management range of 11.5 - 12.0% CET1.
Fully-loaded risk-weighted assets (RWA) increased in the first half of the year by €19,264 million, mainly as a result of organic growth of activity at constant exchange rates, mainly in loans and advances to customers and debt securities.
The consolidated fully-loaded additional Tier 1 (AT1) capital ratio stood at 1.54% as of June 30, 2024, -12 basis points lower than as of December 31, 2023. BBVA, S.A completed an issuance for an amount of €750 million of contingent convertible instruments (CoCos) in June 2024. In addition, in March 2024, the call for redemption of another issuance of contingent convertible instruments for a total amount of €1.0 billion was made.
4 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2024.

The consolidated fully loaded Tier 2 ratio stood at 2.47% as of June 30, 2024, which represents an increase of 22 basis points compared to December 31, 2023, mainly due to the issuance of a subordinated bond in Spain for €1,250 million in February 2024, and, to a lesser extent, the issuance in Mexico, Turkey and Peru of subordinated debt for amounts of USD 900, 500 and 300 million, respectively in the first quarter of 2024. A subordinated debt issuance for an amount of €750 million was redeemed in Spain.
As a consequence of the foregoing, the consolidated fully loaded total capital ratio stood at 16.77% as of June 30, 2024.
As of June 30, 2024 there are no differences between the consolidated fully-loaded ratios and the phased-in ratios given that the impact associated with the transitional adjustments associated with IFRS 9 is nil.
The breakdown of the leverage ratio as of June 30, 2024 and December 31, 2023, calculated according to CRR (Capital Requirements Regulation), is as follows:

Leverage ratio
	June 2024 ⁽¹⁾	December 2023
Tier 1 (millions of Euros) (a)	54,776	52,150
Exposure to leverage ratio (millions of Euros) (b)	809,063	797,888
Leverage ratio (a)/(b) (percentage)	6.77%	6.54%
(1) Provisional data.
As of June 30, 2024, the phased-in leverage ratio stood at 6.77%. Tier 1 grew supported by the generation of results, while there was higher exposure in off-balance sheet assets, which together resulted in an increase of 23 basis points in the leverage ratio compared to December 31, 2023 (6.54% phased-in).
On March 27, 2024 the Group made public that it had received a communication from the Bank of Spain regarding its MREL5 requirement, established by the Single Resolution Board (“SRB”). According to this communication, BBVA must maintain, as from March 27, 2024, an MREL in RWA of 22.79%6. In addition, BBVA must reach, also as from March 27, 2024, a volume of own funds and eligible liabilities in terms of total exposure considered for purposes of calculating the leverage ratio of 8.48% (the “MREL in LR”)7. These requirements do not include the current combined capital requirement, which, according to current regulations and supervisory criteria, is 3.62%8.
With respect to the MREL ratios9 achieved as of June 30, 2024, these were 28.42% and 11.95%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both 22.18% and 9.32%, respectively.
Given the structure of the resolution group's own funds and eligible liabilities, as of June 30, 2024, the Group meets the aforementioned requirements.
5 Minimum Requirement for Own Funds and Eligible Liabilities.
6 The subordinated requirement in RWA is 13.50%.
7 The subordinated requirement in LR is 5.78%.
8 Considering the last official update of the countercyclical capital buffer, calculated on the basis of exposure as of March 31, 2024.
9 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB. The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group.

30.Commitments and guarantees given
The breakdown of the balance under these headings in the condensed consolidated balance sheets is as follows:

Commitments and guarantees given (Millions of Euros)
	Notes	June 2024	December 2023
Loan commitments given	6.2.1	187,331	152,868
Of which: impaired		197	165
Central banks		—	—
General governments		2,435	3,115
Credit institutions		31,418	15,595
Other financial corporations		8,872	7,063
Non-financial corporations		73,704	71,303
Households		70,903	55,791
Financial guarantees given	6.2.1	20,464	18,839
Of which: impaired ⁽¹⁾		214	229
Central banks		—	—
General governments		142	74
Credit institutions		932	978
Other financial corporations		2,802	2,177
Non-financial corporations		16,448	15,460
Households		140	150
Other commitments given	6.2.1	49,521	42,577
Of which: impaired ⁽¹⁾		550	636
Central banks		—	—
General governments		301	327
Credit institutions		6,184	3,607
Other financial corporations		3,703	1,837
Non-financial corporations		39,189	36,681
Households		145	125
Total	6.2.1	257,316	214,283
(1) Impaired financial guarantees given amounted to €763 million and €865 million, respectively, as of June 30, 2024 and December 31, 2023, respectively.
As of June 30, 2024 and December 31, 2023, the provisions for loan commitments given, financial guarantees given and other commitments given, recorded in the consolidated balance sheet amounted €310 million, €147 million and €195 million; and €277 million, €190 million and €303 million, respectively (see Note 23).
Since a significant portion of the amounts above will expire without any payment being made by the consolidated entities, the aggregate balance of these commitments cannot be considered the actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.
31.Other contingent assets and liabilities
As of June 30, 2024 and December 31, 2023, there were no material contingent assets or liabilities other than those disclosed in these Notes.

32.Net interest income
32.1Interest and other income
The breakdown of the interest and other income recognized in the condensed consolidated income statement is as follows:

Interest and other income. Breakdown by origin (Millions of Euros)
	June 2024	June 2023
Financial assets held for trading	3,079	2,093
Financial assets at fair value through other comprehensive income	1,575	1,913
Financial assets at amortized cost ⁽¹⁾	24,758	17,305
Insurance activity	696	493
Adjustments of income as a result of hedging transactions	340	(57)
Other income	231	149
Total	30,680	21,897
(1) Includes interest on demand deposits at central banks and credit institutions.
32.2Interest expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Interest expense. Breakdown by origin (Millions of Euros)
	June 2024	June 2023
Financial liabilities held for trading	2,890	1,532
Financial liabilities designated at fair value through profit or loss	90	51
Financial liabilities at amortized cost	13,404	8,215
Adjustments of expense as a result of hedging transactions	674	296
Insurance activity	488	294
Cost attributable to pension funds	85	59
Other expense	57	40
Total	17,687	10,487
33.Dividend income
The balances for this heading in the condensed consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method, as per the breakdown below:

Dividend income (Millions of Euros)
	June 2024	June 2023
Non-trading financial assets mandatorily at fair value through profit or loss	9	10
Financial assets at fair value through other comprehensive income	66	63
Total	76	73

34.Fee and commission income and expense
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

Fee and commission income. Breakdown by origin (Millions of Euros)
	June 2024	June 2023
Bills receivables	10	13
Demand accounts	150	165
Credit and debit cards and POS	3,273	1,968
Checks	86	89
Transfers and other payment orders	455	422
Insurance product commissions	224	180
Loan commitments given	169	139
Other commitments and financial guarantees given	258	225
Asset management	793	670
Securities fees	184	148
Custody securities	105	100
Other fees and commissions	441	379
Total	6,149	4,498
The breakdown of the balance under these headings in the condensed consolidated income statements is as follows:

Fee and commission expense. Breakdown by origin (Millions of Euros)
	June 2024	June 2023
Demand accounts	3	2
Credit and debit cards	1,630	1,022
Transfers and other payment orders	80	75
Commissions for selling insurance	27	24
Custody securities	42	42
Other fees and commissions	524	425
Total	2,307	1,590

35.Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net
The breakdown of the balance under these headings, by source of the related items, in the condensed consolidated income statements is as follows:

Gains (losses) on financial assets and liabilities, hedge accounting and exchange differences, net (Millions of Euros)
	June 2024	June 2023
Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	128	(1)
Financial assets at amortized cost	9	35
Other financial assets and liabilities	119	(36)
Gains (losses) on financial assets and liabilities held for trading, net	991	283
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	991	283
Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net	53	(35)
Reclassification of financial assets from fair value through other comprehensive income	—	—
Reclassification of financial assets from amortized cost	—	—
Other gains (losses)	53	(35)
Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net	219	150
Gains (losses) from hedge accounting, net	98	73
Subtotal gains (losses) on financial assets and liabilities and hedge accounting	1,489	469
Exchange differences, net	398	304
Total	1,886	773
The breakdown of the balance (excluding exchange rate differences) under this heading in the income statements by the nature of financial instrument is as follows:

Gains (losses) on financial assets and liabilities and hedge accounting. Breakdown by nature of the financial instrument (Millions of Euros)
	June 2024	June 2023
Debt instruments	73	259
Equity instruments	289	467
Trading derivatives and hedge accounting	(17)	(865)
Loans and advances to customers	256	46
Customer deposits	(17)	(17)
Other	906	579
Total	1,489	469
36.Other operating income and expense
The breakdown of the balance under the heading “Other operating income” in the condensed consolidated income statements is as follows:

Other operating income (Millions of Euros)
	June 2024	June 2023
Gains from sales of non-financial services	157	184
Other operating income	153	149
Total	310	333

The breakdown of the balance under the heading “Other operating expense” in the condensed consolidated income statements is as follows:

Other operating expense (Millions of Euros)
	June 2024	June 2023
Change in inventories	70	69
Contributions to guaranteed banks deposits funds ⁽¹⁾	314	457
Hyperinflation adjustment ⁽²⁾	1,214	822
Other operating expense ⁽³⁾	817	595
Total	2,415	1,944
(1) In 2024, contributions to the European Single Resolution Fund (SRF) have ceased as the constitution phase of the fund has ended.
(2) In the six months ended June 30, 2024, it includes €1,020 million due to Argentina and €190 million due to Turkey. In June 2023, it included €571 million due to Argentina and €237 million due to Turkey.
(3) In the six months ended June 30, 2024, it includes €285 million corresponding to the estimated total annual amount of the temporary tax on credit institutions and financial credit establishments, according to Law 38/2022 of December 27, 2022.
37.Income and expense from insurance and reinsurance contracts
The detail of the headings “Income and expense from insurance and reinsurance contracts” in the condensed consolidated income statements is as follows:

Income and expense from insurance and reinsurance contracts (Millions of Euros)
	June 2024	June 2023
Income from insurance and reinsurance contracts	1,800	1,645
Expense from insurance and reinsurance contracts	(1,066)	(1,065)
Total	734	580
38.Administration costs
38.1Personnel expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Personnel expense (Millions of Euros)
	Notes	June 2024	June 2023
Wages and salaries		2,731	2,358
Social security costs		486	410
Defined contribution plan expense	24	86	69
Defined benefit plan expense	24	31	23
Other personnel expense		300	221
Total		3,633	3,081
38.2Other administrative expense
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Other administrative expense. Breakdown by main concepts (Millions of Euros)
	June 2024	June 2023
Technology and systems	881	799
Communications	132	107
Advertising	199	164
Property, fixtures and materials	284	249
Taxes other than income tax	260	228
Surveillance and cash courier services	125	120
Other expense	587	515
Total	2,467	2,181

39.Depreciation and amortization
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Depreciation and amortization (Millions of Euros)
	June 2024	June 2023
Tangible assets	483	415
For own use	308	261
Right-of-use assets	173	152
Investment properties and other	2	2
Intangible assets	276	261
Total	759	676
40.Provisions or reversal of provisions
In the six months ended June 30, 2024 and 2023 the net provisions recognized in this condensed income statement line item were as follows:

Provisions or reversal of provisions (Millions of Euros)
	Notes	June 2024	June 2023
Pensions and other post-employment defined benefit obligations	24	3	32
Commitments and guarantees given		(110)	14
Pending legal issues and tax litigation		104	72
Other provisions		41	11
Total		38	129
41.Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification
The breakdown of impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification by the nature of those assets in the condensed consolidated income statements is as follows:

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification (Millions of Euros)
	June 2024	June 2023
Financial assets at fair value through other comprehensive income - Debt securities	59	35
Financial assets at amortized cost	2,781	1,958
Of which: recovery of written-off assets by cash collection	(211)	(174)
Total	2,839	1,993
42.Impairment or reversal of impairment of investments in joint ventures and associates
The heading “Impairment or reversal of the impairment of investments in joint ventures or associates" included a reversal of impairment of €52 million for the six months ended June 30, 2024 corresponding to investments in associates, while for the six months ended June 30, 2023 it included a reversal of impairment of €10 million.
43.    Impairment or reversal of impairment on non-financial assets
The impairment losses on non-financial assets broken down by the nature of those assets in the condensed consolidated income statements are as follows:

Impairment or reversal of impairment on non-financial assets (Millions of Euros)
	June 2024	June 2023
Tangible assets	(45)	(3)
Intangible assets	11	10
Others	5	6
Total	(30)	13

44.Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations
The breakdown of the balance under this heading in the condensed consolidated income statements is as follows:

Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations (Millions of Euros)
	June 2024	June 2023
Gains on sale of real estate	20	27
Impairment of non-current assets held for sale	(29)	2
Gains (losses) on sale of investments classified as non-current assets held for sale	—	—
Total	(10)	29
45.    Related-party transactions
As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are not material and are carried out under normal market conditions. As of June 30, 2024 and December 31, 2023, the transactions with related parties are the following:
45.1    Transactions with significant shareholders
As of June 30, 2024 and December 31, 2023 there were no shareholders with significant influence.
45.2    Transactions with entities related to BBVA Group
The balances of the main captions in the condensed consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method are as follows:

Balances arising from transactions with entities related to the Group (Millions of Euros)
	June 2024	December 2023
Assets
Loans and advances to credit institutions	10	5
Loans and advances to customers	522	791
Debt securities	2	4
Liabilities
Deposits from credit institutions	—	—
Customer deposits	114	134
Memorandum accounts
Financial guarantees given	140	177
Other commitments given	797	595
Loan commitments given	117	119
The balances of the main aggregates in the condensed consolidated income statements resulting from transactions with associates and joint venture entities are as follows:

Balances of consolidated income statement arising from transactions with entities related to the Group (Millions of Euros)
	June 2024	June 2023
Income statement
Interest and other income	21	15
Interest expense	3	2
Fee and commission income	2	2
Fee and commission expense	26	23
There were no other material effects in the Consolidated Financial Statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1 to the consolidated financial statements of 2023) and from the insurance policies to cover pension or similar commitments (see Note 25 to the consolidated financial statements of 2023) and the derivatives transactions arranged by BBVA Group with these entities, associates and joint ventures.
In addition, as part of its regular activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the Consolidated Financial Statements.

45.3    Transactions with members of the Board of Directors and Senior Management
The transactions entered into between BBVA or its Group companies with members of the Board of Directors and Senior Management of the Bank or their related parties were within the scope of the ordinary course of business of the Bank and were immaterial, defined as transactions the disclosure of which is not necessary to present a true and fair view of the Bank's equity, financial position and results, and were concluded on normal markets terms or on terms applicable to the rest of employees.
The amount and nature of the main transactions carried out with members of the Board of Directors and Senior Management of the Bank, or their respective related parties, are shown below.

Balance (thousands of Euros)
	June 30, 2024				December 31, 2023
	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management	Directors	Related parties of Directors	Senior Management (1)	Related parties of Senior Management
Loans and credits	402	232	5,123	709	531	243	5,553	727
Bank guarantees	—	—	10	—	—	—	10	—
(1) Excluding executive directors.
The information on the remuneration and other benefits for the members of the BBVA Board of Directors and Senior Management is included in Note 46.

46.    Remuneration and other benefits for the Board of Directors and members of the Bank's Senior Management
Note 54 of the consolidated financial statements for the year ended December 31, 2023, details the remuneration and other benefits corresponding to the members of the Board of Directors and of the Bank's Senior Management, including the description of the policy and remuneration system applicable to them, and information regarding the conditions to receive remuneration and other benefits for said financial year. The information on the remuneration and other benefits of the members of the Board of Directors and Senior Management of the Bank corresponding to the first half of 2024 and 2023 is set forth below.
Remuneration of non-executive directors
The remuneration of non-executive directors corresponding to the first half of 2024 and 2023 is as follows, individually and by remuneration item:

Remuneration of non-executive directors (thousands of Euros) (1)
	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions (2)	Total
									June 2024	June 2023
José Miguel Andrés Torrecillas	64	83	83	—	—	58	—	25	313	280
Jaime Caruana Lacorte	64	83	22	53	—	8	—	—	231	267
Enrique Casanueva Nárdiz (3)	43	—	11	18	—	—	—	—	72	—
Sonia Dulá	64	—	33	53	—	—	—	—	151	72
Raúl Galamba de Oliveira	64	—	—	107	—	23	21	40	256	205
Belén Garijo López	64	83	—	—	36	23	—	—	207	191
Connie Hedegaard Koksbang	64	—	33	—	—	—	—	—	98	75
Lourdes Máiz Carro	64	—	33	—	21	—	—	—	119	119
Cristina de Parias Halcón (3)	43	—	—	—	—	8	7	—	58	—
José Maldonado Ramos (4)	32	42	—	—	—	12	—	—	85	171
Ana Peralta Moreno	64	—	33	—	21	—	—	—	119	119
Juan Pi Llorens (4)	32	—	—	27	—	12	11	—	81	198
Ana Revenga Shanklin	64	—	—	53	32	—	21	—	171	146
Carlos Salazar Lomelín (5)	64	—	—	—	21	—	—	—	86	86
Jan Verplancke	64	—	—	—	21	—	21	—	107	107
Total (6)	858	292	249	312	154	143	82	65	2,154	2,037
(1) Includes amounts corresponding to the positions in the Board and its various committees, the composition of which was modified on April 26, 2024.
(2) Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.
(3) Directors appointed by the General Shareholders' Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the period in the role during the financial year.
(4) Directors who left office on March 15, 2024. Remuneration in 2024 corresponding to the term of office during the financial year.
(5) In addition, in the six months ended June 30, 2024 and 2023, director Carlos Salazar Lomelín received €65 thousand and €58 thousand, respectively, as per diems for his membership of the management body of BBVA México, S.A. and Grupo Financiero BBVA México, S.A. de C.V. and the strategy forum of BBVA México, S.A.
(6) The total amount reported for the first half of 2023 does not include the amounts corresponding to the roles on the Board and the different Committees received by Susana Rodríguez Vidarte, who left office on March 17, 2023, and whose remuneration for these roles corresponding to 2023 amounted to €112 thousand.
Also, in the first half of 2024 and 2023, a total of €112 thousand €123 thousand were paid out, respectively, in healthcare and casualty insurance premiums for non-executive directors.

Remuneration system with deferred delivery of shares for non-executive directors
During the first half of 2024 and 2023, the following theoretical shares derived from the remuneration system with deferred delivery of shares have been allocated to the non-executive directors, in an amount equivalent to 20% of the total annual fixed allowance in cash received by each of them in 2023 and 2022, respectively. The BBVA shares, in a number equivalent to the total theoretical shares accumulated by each non-executive director, will be delivered, if applicable, to each beneficiary, after the end of their respective term of office as a director for any reason other than due to serious dereliction of their duties.

	June 2024		June 2023
	Theoretical shares allocated (1)	Theoretical shares accumulated at June 30	Theoretical shares allocated (1)	Theoretical shares accumulated at June 30
José Miguel Andrés Torrecillas	13,407	147,455	16,023	134,048
Jaime Caruana Lacorte	11,350	106,310	17,255	94,960
Enrique Casanueva Nárdiz (2)	—	—	—	—
Sonia Dulá (3)	5,042	5,042	—	—
Raúl Galamba de Oliveira	10,423	40,191	10,091	29,768
Belén Garijo López	9,401	110,593	10,603	101,192
Connie Hedegaard Koksbang	3,914	7,177	3,263	3,263
Lourdes Máiz Carro	5,384	76,977	7,237	71,593
Cristina de Parias Halcón (2)	—	—	—	—
José Maldonado Ramos (4)	7,735	—	10,397	146,874
Ana Peralta Moreno	5,384	47,713	7,237	42,329
Juan Pi Llorens (4)	8,157	—	13,943	148,542
Ana Revenga Shanklin	6,947	31,161	8,035	24,214
Carlos Salazar Lomelín	3,882	21,012	5,218	17,130
Jan Verplancke	4,851	40,623	6,521	35,772
Total (5)	95,877	634,254	115,823	849,685
(1) The number of theoretical shares allocated has been calculated based on the average of the closing prices of the BBVA share during the 60 trading sessions prior to the dates of the Ordinary General Meetings of March 15, 2024 and March 17, 2023, which were €8.84 and € 6.58 per share, respectively.
(2) Directors appointed by the General Meeting held on March 15, 2024, therefore the allocation of theoretical shares is not due until 2025.
(3) Director appointed by the General Meeting held on March 17, 2023, therefore the first allocation of theoretical shares was made in 2024.
(4) Directors who left office on March 15, 2024. In application of the system, José Maldonado Ramos and Juan Pi Llorens received, after the end of their respective terms of office, a total of 154,609 and 156,699 BBVA shares, respectively, which is equivalent to the total theoretical shares accumulated by each of them until said date.
(5) The total number of theoretical shares allocated during the first half of 2023 does not include the 13,648 theoretical shares assigned to Susana Rodríguez Vidarte, whose term of office ended on March 17, 2023 and, in application of the system, following the end of her term of office, she received a total of 191,423 BBVA shares, which is equivalent to the total theoretical shares accumulated up to that date.
Remuneration of executive directors
The remuneration of executive directors corresponding to the first half of 2024 and 2023 is as follows, individually and by remuneration item:

Annual Fixed Remuneration (thousands of Euros)
	June 2024	June 2023
Chair	1,462	1,462
Chief Executive Officer	1,090	1,090
Total	2,551	2,551
Furthermore, in accordance with the conditions established in the BBVA Directors’ Remuneration Policy and contractually, the Chief Executive Officer received the fixed amounts of €327 thousand as "cash in lieu of pension" (equivalent to 30% of his Annual Fixed Remuneration) and €300 thousand as a mobility allowance and the Chair received €20 thousand as fixed allowances corresponding to vehicle leasing and others, in each of the six months ended June 30, 2024 and 2023.

Remuneration in kind (thousands of Euros)
Likewise, in the first half of 2024 and 2023, the executive directors received payments in kind in the form of healthcare insurance premiums and tax payments on account of the employer on insurance premiums worth a total of €138 thousand and €170 thousand in the case of the Chair and €123 thousand and €127 thousand in the case of the Chief Executive Officer, respectively.

Annual Variable Remuneration (thousands of Euros)
The accrual and award of the Annual Variable Remuneration ("AVR"), which since 2023 consists of two components, a Short-Term Incentive and a Long-Term Incentive, occurs, where applicable, after the closing of the corresponding financial year, and therefore no amounts corresponding to the first half of 2024 and 2023 are included in the information shown herein.
The amount of the Annual Variable Remuneration corresponding to 2024 will be determined in 2025.The Upfront Portion of such remuneration (a maximum of 40%) shall be paid, if the applicable conditions are met, in the first half of 2025. All of this would be done in accordance with the rules and conditions applicable to the Annual Variable Remuneration established in the BBVA Directors’ Remuneration Policy approved by the General Meeting on March 17, 2023.
In the first half of 2024, executive directors were awarded the Annual Variable Remuneration corresponding to 2023, which includes a Short-Term Incentive in the amount of €2,871 thousand in the case of the Chair and €2,147 thousand in the case of the Chief Executive Officer.
Likewise, as part of the Annual Variable Remuneration for 2023, the executive directors have accrued the right to a Long-Term Incentive for a maximum theoretical amount of €1,929 thousand in the case of the Chair and €1,443 thousand in the case of Chief Executive Officer, which is equivalent, in both cases, to 150% of their Target Long-Term Incentive. Once the measurement period of the long-term indicators established for its calculation has ended (2026 year-end), the final amount thereof will be determined, which may range between 0% and 150% of the Target Long-Term Incentive. On this basis, and as an example, if 100% of the pre-established objectives are met, this incentive will amount to €1,286 thousand in the case of the Chair and €962 thousand in the case of the Chief Executive Officer.
In accordance with the provisions of the BBVA Directors' Remuneration Policy, in the first half of 2024, the executive directors received the Upfront Portion of the Annual Variable Remuneration of 2023, which represents the first payment of the Short-Term Incentive of 2023, in equal parts cash and BBVA shares (€897 thousand and 107,835 shares in the case of the Chair and €671 thousand and 80,650 shares in the case of the Chief Executive Officer).
The remaining Annual Variable Remuneration amount for 2023 (which includes the deferred component of the Short-Term Incentive and the whole of the Long-Term Incentive of 2023) was deferred (40% in cash and 60% in shares or share-linked instruments) over a five-year period (Deferred Portion).
The final amount of the Deferred Portion will depend on the result of the long-term indicators used to calculate the Long-Term Incentive for 2023. Likewise, and as an ex post risk adjustment mechanism, the Deferred Portion may be reduced if the capital and liquidity thresholds established to guarantee that payment only occurs if it is sustainable, in accordance with the Bank's payment capacity, are not reached.
Likewise, the executive directors received, during the first half of 2024, the deferred variable remuneration corresponding to preceding years that was due for payment after the closing of 2023. The payment of these amounts to the Chair and Chief Executive Officer has been made in the percentages applicable in each case in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2022 Deferred AVR: the first payment (20% of the Deferred Portion) was made to the executive directors (€229 thousand and 56,941 shares in the case of the Chair and €176 thousand and 43,793 shares in the case of the Chief Executive Officer), which included the update of the portion in cash. The remaining 80% of the 2022 Deferred AVR was deferred for both executive directors, and, if the applicable conditions are met, will be paid in 2025, 2026, 2027 and 2028.
•2021 Deferred AVR: the second payment (20% of the Deferred Portion) was made to the executive directors (€222 thousand and 57,325 shares in the case of the Chair and €169 thousand and 43,552 shares in the case of the Chief Executive Officer), which included the update of the portion in cash. The remaining 60% of the 2021 Deferred AVR was deferred for both executive directors and, if the applicable conditions are met, will be paid in 2025, 2026, and 2027.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, executive directors voluntarily waived the accrual of the whole of their AVR corresponding to 2020.
•2019 Deferred AVR: the second payment (20% of the Deferred Portion) was made to the executive directors (€176 thousand and 45,529 shares in the case of the Chair and €158 thousand and 40,858 shares in the case of the Chief Executive Officer), which included the update of the portion in cash. The remaining 20% of the 2019 Deferred AVR was deferred for both executive directors and, if the applicable conditions are met, will be paid in 2025.
•2018 Deferred AVR: The third and final payment (20% of the Deferred Portion) was made to the Chair (€132 thousand and 35,795 shares), which included the update of the portion in cash. This completed the payment of the 2018 Deferred AVR of the Chair. This remuneration is linked to his previous position as Chief Executive Officer.

Pension commitments with executive directors

Pension systems (thousands of Euros)
	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2024	June 2023	June 2024	June 2023	June 2024	June 2023
Chair	236	239	126	161	25,793	23,691
Chief Executive Officer	—	—	110	115	—	—
Total	236	239	236	276	25,793	23,691
(1) Contributions recorded to meet the commitments assumed regarding pensions with the executive directors in the proportional part corresponding to the first half of 2024 and 2023. In the case of the Chair, these contributions are equal to the sum of the annual contribution to the retirement pension plus the adjustment made to the contributions of the portion classified under "discretionary pension benefits" for 2023 and 2022 to be made in 2024 and 2023, respectively, and with the death and disability premiums for the portion corresponding to the first half of each financial year. In the case of the Chief Executive Officer, these contributions correspond exclusively to the corresponding insurance premiums paid by the Bank in the first half of every year to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the retirement contingency.
Payments for the termination of the contractual relationship
In accordance with the BBVA Directors' Remuneration Policy, the Bank has no commitments to pay severance indemnities to executive directors.
Remuneration of members of Senior Management
The remuneration of the Senior Management team as a whole, excluding executive directors, corresponding to the first half of 2024 and 2023 (15 and 16 members with such status as of June 30, 2024 and June 30, 2023, respectively), are detailed below by type of remuneration:

Fixed remuneration (thousands of Euros)
	June 2024	June 2023
Senior Management Total	9,521	9,421
Furthermore, in accordance with the conditions established in the BBVA Group General Remuneration Policy and contractually, the entire Senior Management group, excluding executive directors, received during the first half of 2024 and 2023 the total combined amount of €157 thousand and €178 thousand, respectively, as fixed allowances corresponding to leasing of vehicles and others.

Remuneration in kind (thousands of Euros)
In the first half of 2024 and 2023, the Senior Management team as a whole received payments in kind, including insurance premiums, tax payments on account of the employer on insurance premiums and other concepts, for a total of €488 thousand and €578 thousand, respectively.

Variable remuneration (thousands of Euros)
The accrual and award of the Annual Variable Remuneration, which since 2023 consists of two components, a Short-Term Incentive and a Long-Term Incentive, occurs, where applicable, after the closing of the corresponding financial year, and therefore no amounts corresponding to the first half of 2024 and 2023 are included in the information shown herein.
The amount of the Annual Variable Remuneration corresponding to 2024 will be determined in 2025. The Upfront Portion of such remuneration (a maximum of 40%) shall be paid, if the applicable conditions are met, in the first half of 2025. All of this would be done in accordance with the rules and conditions applicable to the Annual Variable Remuneration established in the BBVA Group General Remuneration Policy approved by the Board of Directors on March 29, 2023.
In the first half of 2024, the members of Senior Management, excluding executive directors, were awarded the Annual Variable Remuneration corresponding to year 2023, which includes a Short-Term Incentive for a combined total of €7,122 thousand.

Likewise, as part of the Annual Variable Remuneration corresponding to 2023, the members of Senior Management, excluding executive directors, accrued a Long-Term Incentive for a combined maximum theoretical total of €4,711 thousand, which is equivalent to the sum of 150% of the Target Long-Term Incentive of each beneficiary. Once the measurement period of the long-term indicators established for its calculation has ended (2026 year-end), the final amount of the Long-Term Incentive of each beneficiary will be determined, which may range between 0% and 150% of the Target Long-Term Incentive. On this basis, and as an example, if 100% of the pre-established objectives are achieved, this incentive will amount to a joint total amount of €3,141 thousand.
In accordance with the provisions of the BBVA Group General Remuneration Policy, in the first half of 2024, the members of Senior Management received the Upfront Portion of the Annual Variable Remuneration for 2023, which constitutes the first payment of the Short-Term Incentive for 2023, in equal parts cash and BBVA shares, the total amount for all members of Senior Management being €2,229 thousand and 267,628 shares.
The remaining amount of the Annual Variable Remuneration corresponding to 2023 (which includes the deferred portion of the Short-Term Incentive and the whole of the Long-Term Incentive for 2023) was deferred (40% in cash and 60% in shares and/or instruments linked to shares) for a period of 5 years (Deferred Portion).
The final amount of the Deferred Portion will depend on the result of the long-term indicators used to calculate the Long-Term Incentive for 2023. Likewise, and as an ex post risk adjustment mechanism, the Deferred Portion may be reduced if the capital and liquidity thresholds established to guarantee that payment only occurs if it is sustainable, in accordance with the Bank's payment capacity, are not reached.
Likewise, the members of the Senior Management team that were beneficiaries received, during the first half of 2024, the deferred variable remuneration corresponding to preceding years that was due for payment after the closing of 2023. The payment of these amounts has been made in the percentages applicable in each case in accordance with the vesting and payment rules established in the remuneration policies applicable in each financial year:
•2022 Deferred AVR: the first payment (20% of the Deferred Portion) was made. In this respect, the members of the Senior Management team received a combined total of €493 thousand and 122,566 shares, which included the update of the portion in cash. The remaining 80% of the 2022 Deferred AVR was deferred and, if the applicable conditions are met, will be paid in 2025, 2026, 2027 and 2028.
•2021 Deferred AVR: the second payment (20% of the Deferred Portion) was made. In this respect, the members of the Senior Management team received a combined total of €457 thousand and 116,528 shares, which included the update of the portion in cash. The remaining 60% of the 2021 Deferred AVR was deferred and, if the applicable conditions are met, will be paid in 2025, 2026, and 2027.
•2020 Deferred AVR: given the exceptional circumstances arising from the COVID-19 crisis, all members of Senior Management voluntarily waived the accrual of the whole of their AVR corresponding to 2020. Without prejudice to the foregoing, two members of the Senior Management, then executives of BBVA USA, were paid the deferred portion of a Success Bonus on the sale of BBVA USA. The totality, in one case, and 60%, in the other, of this deferred portion were paid, in accordance with the vesting and payment rules applicable in each case in accordance with the remuneration policy applicable in the financial year. In this respect, the beneficiaries received a combined total of €1,494 thousand and 289,020 shares, which included the update of the portion in cash.
•2019 Deferred AVR: the second payment (20% of the Deferred Portion) to the members of Senior Management that were beneficiaries was made. Also, a second payment (20%) of the deferred portion of a retention plan was made to a member of Senior Management. For these concepts, €303 thousand and 77,447 shares have been paid to the members of Senior Management as a whole, which included the update of the portion in cash. The remaining 20% of this remuneration was deferred and, if the applicable conditions are met, will be paid in 2025.
2018 Deferred AVR: the third and final payment (20% of the Deferred Portion) to the members of Senior Management that were beneficiaries was made. In this respect, the members of the Senior Management team received a combined total of €139 thousand and 36,454 shares, which included the update of the portion in cash. This amount represented the last and final payment owed in respect of the 2018 Deferred AVR to its beneficiaries.
Pension commitments with members of Senior Management

Pension systems (thousands of Euros)
	Contributions (1)				Accumulated funds
	Retirement		Death and disability
	June 2024	June 2023	June 2024	June 2023	June 2024	June 2023
Senior Management Total	2,097	2,048	561	625	37,306	33,182
(1) Contributions recorded to meet the commitments assumed in pension-related matters with the members of Senior Management, excluding executive directors (15 members as of June 30, 2024 and 16 members as of June 30, 2023) in the proportional portion corresponding to the first half of 2024 and 2023. These amounts are equal to the sum of the annual contributions to the retirement pension plus adjustments on "discretionary pension benefits" for years 2023 and 2022 due to be made in 2024 and 2023, respectively, and to the sum of insurance premiums paid by the Bank for death and disability contingencies for the portion corresponding to the first half of each year.
Payments for the termination of the contractual relationship
With regard to Senior Management, excluding executive directors, the Bank did not make any payments during the first half of 2024 and 2023 in respect of the termination of contractual relationships with any members of this group.

47.     Subsequent events
On July 5, 2024, the BBVA’s Extraordinary General Shareholders' Meeting resolved to authorize, with 96% votes in favor, an increase in the share capital of BBVA of up to a maximum nominal amount of €551,906,524.05 through the issuing and putting into circulation of up to 1,126,339,845 ordinary shares of €0.49 par value each to fully cover the Consideration offered to the shareholders of the Target Company (see Note 25).
From July 1, 2024 to the date of preparation of these Consolidated Financial Statements, no subsequent event requiring disclosure in these Consolidated Financial Statements has taken place that significantly affect the Group’s earnings or its consolidated equity position.

Appendices

APPENDIX I. Quantitative information on refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012
a.Quantitative information on refinancing and restructuring operations
The breakdown of refinancing and restructuring operations as of June 30, 2024 and December 31, 2023, is as follows:

	JUNE 2024 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	39	44	4	1	1	—	(8)
Other financial corporations and individual entrepreneurs (financial business)	281	16	19	8	3	1	(7)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	81,538	3,446	8,927	2,118	935	278	(2,163)
Of which: financing the construction and property (including land)	544	409	624	227	104	9	(396)
Other households ⁽¹⁾	282,623	1,552	59,493	4,382	3,132	23	(1,719)
Total	364,481	5,059	68,443	6,509	4,072	302	(3,898)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	23	12	4	1	1	—	(3)
Other financial corporations and individual entrepreneurs (financial business)	175	4	15	5	—	1	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	60,533	2,390	5,849	1,160	450	29	(1,922)
Of which: financing the construction and property (including land)	419	408	485	152	46	7	(386)
Other households ⁽¹⁾	187,863	952	35,300	2,927	1,870	5	(1,565)
Total	248,594	3,358	41,168	4,093	2,322	35	(3,495)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.

	DECEMBER 2023 BALANCE OF FORBEARANCE (Millions of Euros)
	TOTAL
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	50	31	24	7	5	—	(6)
Other financial corporations and individual entrepreneurs (financial business)	292	17	24	11	5	3	(6)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	79,943	3,870	10,602	2,395	1,053	264	(2,422)
Of which: financing the construction and property (including land)	703	420	717	269	125	10	(428)
Other households ⁽¹⁾	242,532	1,390	63,320	4,642	3,380	20	(1,677)
Total	322,817	5,308	73,970	7,055	4,443	287	(4,111)
	Of which: IMPAIRED
	Unsecured loans		Secured loans				Accumulated impairment or accumulated losses in fair value due to credit risk
					Maximum amount of secured loans that can be considered
	Number of operations	Gross carrying amount	Number of operations	Gross carrying amount	Real estate mortgage secured	Rest of secured loans
Credit institutions	—	—	—	—	—	—	—
General Governments	25	14	4	2	1	—	(4)
Other financial corporations and individual entrepreneurs (financial business)	206	5	17	4	1	2	(4)
Non-financial corporations and individual entrepreneurs (corporate non-financial activities)	59,133	2,409	6,483	1,323	473	56	(2,070)
Of which: financing the construction and property (including land)	491	417	540	196	66	8	(417)
Other households ⁽¹⁾	158,595	900	36,108	3,001	1,957	4	(1,519)
Total	217,959	3,329	42,612	4,330	2,432	62	(3,597)
(1) Number of operations does not include Garanti BBVA. Includes mortgage-backed real estate operations with loan to value ratio of greater than 1, and secured operations, other than transactions secured by real estate mortgage regardless of their loan to value ratio.
In addition to the restructuring and refinancing transactions mentioned in this section, loans that were not considered impaired or renegotiated have been modified based on the criteria set out in the accounting regulation that applies. These loans have not been classified as renegotiated or impaired, since they were modified for commercial or competitive reasons (for instance, to improve relationships with clients) rather than for economic or legal reasons relating to the borrower's financial situation.
The table below provides a breakdown by segments of the forbearance operations (net of provisions) as of June 30, 2024 and December 31, 2023:

Forbearance operations. Breakdown by segments (Millions of Euros)
	June 2024	December 2023
Credit institutions	—	—
Central governments	37	32
Other financial corporations and individual entrepreneurs (financial activity)	17	22
Non-financial corporations and individual entrepreneurs (non-financial activity)	3,401	3,843
Of which: Financing the construction and property development (including land)	241	261
Households	4,214	4,354
Total carrying amount	7,670	8,251
NPL ratio by type of renegotiated loan
The non-performing ratio of the renegotiated portfolio is defined as the impaired balance of renegotiated loans that shows signs of difficulties as of the closing of the reporting period, divided by the total payment outstanding in that portfolio.
As of June 30, 2024 and December 31, 2023, the non-performing ratio for each of the portfolios of renegotiated loans is as follows:

NPL ratio renegotiated loan portfolio
	June 2024	December 2023
General governments	30%	42%
Commercial	64%	60%
Of which: Construction and developer	88%	89%
Other consumer	65%	65%

b.Qualitative information on the concentration of risk by activity and guarantees

June 2024 (Millions of Euros)
				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	23,121	256	6,721	1,004	2,736	488	2,148	601
Other financial institutions and individual entrepreneurs	20,791	696	10,501	270	436	110	3,848	6,532
Non-financial institutions and individual entrepreneurs	188,909	25,944	11,172	13,471	7,497	4,532	4,464	7,152
Construction and property development	6,339	4,418	350	1,693	1,284	732	331	727
Construction of civil works	6,678	544	386	222	171	107	47	383
Other purposes	175,892	20,983	10,436	11,556	6,042	3,693	4,086	6,042
Large companies	117,386	8,190	6,347	4,982	1,966	1,421	2,112	4,055
SMEs ⁽²⁾ and individual entrepreneurs	58,506	12,793	4,089	6,573	4,076	2,272	1,974	1,986
Rest of households and NPISHs ⁽³⁾	167,965	96,131	2,251	21,609	26,285	32,365	13,712	4,411
Housing	98,766	94,884	116	21,051	25,764	32,131	12,199	3,855
Consumption	63,059	443	1,945	183	361	140	1,387	317
Other purposes	6,140	804	190	374	160	94	127	239
TOTAL	400,787	123,027	30,645	36,354	36,954	37,495	24,172	18,697
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	7,670	4,724	223	1,024	1,080	968	828	1,047
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

December 2023 (Millions of Euros)
				Loans to customers. Loan to value
	Total ⁽¹⁾	Mortgage loans	Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
General governments	23,025	271	7,104	1,137	2,911	429	2,369	527
Other financial institutions and individual entrepreneurs	23,086	525	13,315	182	378	68	9,304	3,909
Non-financial institutions and individual entrepreneurs	183,279	24,472	10,791	11,930	7,260	4,556	4,230	7,287
Construction and property development	5,788	4,064	248	1,662	1,192	768	239	451
Construction of civil works	5,173	554	382	231	191	87	37	390
Other purposes	172,318	19,854	10,160	10,037	5,877	3,701	3,954	6,446
Large companies	111,122	7,360	5,744	4,092	2,071	1,479	1,882	3,579
SMEs ⁽²⁾ and individual entrepreneurs	61,196	12,494	4,416	5,944	3,806	2,222	2,072	2,867
Rest of households and NPISHs ⁽³⁾	157,847	95,040	2,166	21,700	25,396	31,265	13,960	4,886
Housing	97,395	93,813	118	21,155	24,954	31,014	12,435	4,374
Consumption	56,520	475	1,879	230	291	137	1,423	273
Other purposes	3,933	753	169	315	152	114	102	239
TOTAL	387,238	120,308	33,376	34,949	35,944	36,319	29,864	16,609
MEMORANDUM ITEM:
Forbearance operations ⁽⁴⁾	8,251	4,894	240	1,050	1,072	1,001	953	1,058
(1) The amounts included in this table are net of loss allowances.
(2) Small and medium enterprises.
(3) Non-profit institutions serving households.
(4) Net of provisions.

c.Information on the concentration of risk by activity and geographical area

June 2024 (Millions of Euros)
	TOTAL⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	145,733	20,894	50,797	38,648	35,394
General governments	155,906	64,948	16,262	63,211	11,485
Central Administration	133,878	50,608	15,764	56,396	11,110
Other	22,027	14,340	498	6,815	375
Other financial institutions and individual entrepreneurs	52,253	6,909	16,926	18,503	9,914
Non-financial institutions and individual entrepreneurs	260,010	83,061	28,771	94,125	54,052
Construction and property development	10,329	3,139	886	2,493	3,812
Construction of civil works	11,560	6,379	1,201	1,423	2,557
Other purposes	238,121	73,543	26,684	90,209	47,684
Large companies	172,349	47,604	25,687	65,871	33,186
SMEs and individual entrepreneurs	65,772	25,939	997	24,338	14,498
Other households and NPISHs	168,512	91,751	2,496	60,268	13,996
Housing	98,766	70,933	1,201	25,313	1,319
Consumer	63,090	15,587	992	34,408	12,103
Other purposes	6,655	5,231	303	546	574
TOTAL	782,413	267,564	115,253	274,754	124,842
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.

December 2023 (Millions of Euros)
	TOTAL ⁽¹⁾	Spain	European Union Other	America	Other
Credit institutions	192,222	54,246	61,342	42,084	34,550
General governments	144,082	59,385	12,198	61,473	11,025
Central Administration	121,149	45,259	11,767	53,640	10,482
Other	22,933	14,125	431	7,833	543
Other financial institutions and individual entrepreneurs	54,064	9,564	18,279	18,097	8,124
Non-financial institutions and individual entrepreneurs	246,103	80,219	23,614	90,342	51,928
Construction and property development	9,256	2,888	640	2,573	3,156
Construction of civil works	9,524	5,988	885	1,558	1,093
Other purposes	227,323	71,344	22,089	86,211	47,679
Large companies	159,906	45,738	21,086	61,867	31,214
SMEs and individual entrepreneurs	67,417	25,606	1,003	24,344	16,464
Other households and NPISHs	158,344	88,561	2,477	58,686	8,620
Housing	97,395	70,073	1,302	24,899	1,120
Consumer	56,521	15,111	956	33,207	7,246
Other purposes	4,428	3,377	218	579	254
TOTAL	794,814	291,975	117,910	270,682	114,247
(1) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: “Loans and advances to credit institutions”, “Loans and advances”, “Debt securities”, “Equity instruments”, “Other equity securities”, “Derivatives and hedging derivatives”, “Investments in subsidiaries, joint ventures and associates” and “Guarantees given”. The amounts included in this table are net of loss allowances.
This appendix is an integral part of the Note 6.2 of the Consolidated Financial Statements for the six months ended June 30, 2024.

APPENDIX II. Additional information on risk concentration
Quantitative information on activities in the real-estate market in Spain
The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.
Lending for real estate development of the loans as of June 30, 2024, and December 31, 2023 is shown below:

Financing Allocated by credit institutions to Construction and Real Estate Development and lending for house purchase (Millions of Euros)
	Gross amount		Drawn over the guarantee value		Accumulated impairment
	June 2024	December 2023	June 2024	December 2023	June 2024	December 2023
Financing to construction and real estate development (including land) (Business in Spain)	2,224	2,105	486	482	(100)	(115)
Of which: Impaired assets	159	183	51	53	(89)	(98)
Memorandum item:	—	—	—	—	—	—
Write-offs	2,098	2,097
Memorandum item:	—	—	—	—	—	—
Total loans and advances to customers, excluding the General Governments (Business in Spain) (book value)	171,823	168,660
Total consolidated assets (total business) (book value)	759,534	775,558
Impairment and provisions for normal exposures	(4,519)	(4,752)
The following is a description of the real estate credit risk based on the types of associated guarantees:

Financing allocated by credit institutions to construction and real estate development and lending for house purchase (Millions of Euros)
	June 2024	December 2023
Without secured loan	358	359
With secured loan	1,866	1,746
Terminated buildings	831	857
Homes	663	685
Other	168	172
Buildings under construction	948	749
Homes	906	731
Other	42	18
Land	87	139
Urbanized land	59	92
Rest of land	28	47
Total	2,224	2,105
The table below provides the breakdown of the financial guarantees given as of June 30, 2024 and December 31, 2023:

Financial guarantees given (Millions of Euros)
	June 2024	December 2023
Houses purchase loans	29	36
Without mortgage	2	3
The information on the retail mortgage portfolio risk (housing mortgage) as of June 30, 2024 and December 31, 2023 is as follows:

Financing allocated by credit institutions to construction and Real Estate development and lending for house purchase (Millions of Euros)
	Gross amount		Of which: impaired loans
	June 2024	December 2023	June 2024	December 2023
Houses purchase loans	71,931	71,144	3,240	3,267
Without mortgage	1,510	1,415	11	10
With mortgage	70,421	69,729	3,229	3,257

The loan to value (LTV) ratio of the above portfolio is as follows:

LTV breakdown of mortgage to households for the purchase of a home (business in Spain) (Millions of Euros)
	Total risk over the amount of the last valuation available (Loan to value - LTV)
	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount June 30, 2024	17,323	20,749	23,936	5,702	2,711	70,421
Of which: Impaired loans	346	581	727	622	953	3,229
Gross amount December 31, 2023	17,201	20,302	22,850	5,856	3,519	69,729
Of which: Impaired loans	307	464	642	617	1,227	3,257
Outstanding home mortgage loans as of June 30, 2024 and December 31, 2023 had an average LTV of 42% and 42%, respectively.
The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

Information about Assets Received in Payment of Debts (business in Spain) (Millions of Euros)
	Gross Value ⁽¹⁾ ⁽²⁾		Provisions		Of which: Valuation adjustments on impaired assets, from the time of foreclosure		Carrying amount
	June 2024	December 2023	June 2024	December 2023	June 2024	December 2023	June 2024	December 2023
Real estate assets from loans to the construction and real estate development sectors in Spain	347	398	(271)	(307)	(169)	(183)	77	92
Terminated buildings	55	72	(33)	(44)	(19)	(24)	23	28
Homes	24	31	(11)	(16)	(5)	(7)	12	15
Other	32	41	(22)	(28)	(14)	(17)	10	13
Buildings under construction	10	8	(9)	(7)	(3)	(2)	1	1
Homes	9	7	(8)	(6)	(3)	(2)	1	1
Other	1	1	(1)	(1)	—	(1)	—	—
Land	282	318	(230)	(256)	(147)	(156)	53	62
Urbanized land	264	299	(215)	(242)	(136)	(145)	48	57
Rest of land	18	19	(14)	(14)	(11)	(11)	4	5
Real estate assets from mortgage financing for households for the purchase of a home	419	544	(223)	(299)	(74)	(99)	196	245
Rest of foreclosed real estate assets	298	364	(194)	(231)	(65)	(76)	104	133
Equity instruments, investments and financing to non-consolidated companies holding said assets	—	—	—	—	—	—	—	—
Total	1,064	1,306	(688)	(837)	(308)	(358)	376	469
(1) Represents original loan value at the time of foreclosure.
(2) The value of real estate assets foreclosed or received in payment of debts should be initially recognized at the lower of the carrying amount of the financial assets and the fair value at the time of foreclosure less estimated sales costs. The gross value of the assets acquired in payment of debts is €684 million and €827 million as of June 30, 2024 and December 31, 2023, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:

/s/ María Luisa Gómez Bravo
Name:	María Luisa Gómez Bravo
Title:	Chief Financial Officer
Date:	July 30, 2024